As filed September 17, 1998

                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (Amendment No. 2)


Filed by the Registrant [  ]

Filed by a Party other than the Registrant [ X ]

Check the appropriate box:

[ X ]     Preliminary Proxy Statement      [   ]  Confidential, for Use of
                                                  the Commission Only (as
                                                  permitted by Rule 14a-6(e)(2))

[   ]     Definitive Proxy Statement

[   ]     Definitive Additional Materials

[   ]     Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


Synthetic Industries L.P.
------------------------------------------------
(Name of Registrant as Specified in Its Charter)

Charlene E. Sutherland
-----------------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

[ X ]     No fee required.

[   ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
          and 0-11.

          (1)  Title of each class of securities to which transaction applies:

               ---------------------------------------------------------------

          (2)  Aggregate number of securities to which transaction applies:

               ---------------------------------------------------------------

          (3)  Per unit price or other underlying value of transaction:

               ---------------------------------------------------------------

          (4)  Proposed maximum aggregate value of transaction:

               ---------------------------------------------------------------

          (5)  Total fee paid:

               ---------------------------------------------------------------

[   ]     Fee paid previously with preliminary materials.

[   ]     Check box if any part of the fee is offset as provided by Exchange Act
          Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          (1)  Amount previously paid:

               ---------------------------------------------------------------

          (2)  Form, schedule or registration statement no.:

               ---------------------------------------------------------------

          (3)  Filing party:

               ---------------------------------------------------------------

          (4)  Date filed:

As filed September 17, 1998

                            CHARLENE E. SUTHERLAND
                          4512 BIRD OF PARADISE LANE
                              LA MESA, CA  91941
                            e-mail:  char@adnc.com

                              September [ ], 1998


TO:  LIMITED PARTNERS OF SYNTHETIC INDUSTRIES, L.P.

Re:  REMOVAL OF GENERAL PARTNER AND DISSOLUTION OF SYNTHETIC INDUSTRIES, L.P.

Dear Limited Partners:

As a limited partner of Synthetic Industries, L.P. (the "Partnership"), I am soliciting your proxy to authorize me to execute on behalf of limited partners a written consent to the removal of the Partnership's general partner, SI Management, L.P., the dissolution of the Partnership, and the winding up of the Partnership under the stewardship of an independent liquidating trustee. I believe such a course of action will maximize the return to limited partners within the shortest practical time frame.

Like many of you, I have been a limited partner since the inception of the Partnership. As a licensed securities principal, registered representative, and certified financial planner, I believed that the Partnership represented a sound investment. In 1993, control of the Partnership's general partner was acquired by members of management of Synthetic Industries, Inc. (the "Company"). At that time, the Partnership owned 100% of the Company.

Since management of the Company acquired control of the Partnership, I have been concerned about what I believe is an inherent conflict between the interests of the management of the Company and the interests of the Partnership and its limited partners. Since 1994, the general partner has sanctioned, and in some cases affirmatively approved on behalf of the Partnership, actions by the Company and the Partnership that I believe have not, on balance, been in the best interests of the Partnership and its
limited partners.   These actions are described in the accompanying Proxy
Statement under the heading "Background and Purpose of the Proposed
Dissolution."

In September of 1997, the general partner proposed a plan of withdrawal and dissolution (the "GP Plan"), described in a proxy statement dated September 19, 1997. The implementation of the GP Plan was enjoined by the Court of Chancery of the State of Delaware and was restrained by the United States District Court for the Northern District of California. On May 14, 1998, the general partner announced that it had withdrawn the GP Plan and that the Partnership would continue to own stock of the Company as it has in the past.

I believe that, if the Partnership's controlling block of stock in the Company were diligently marketed, it is likely that one or more buyers will be willing to pay a price more reflective of the going concern value of the Company, and significantly greater, than the current market price of the Company's publicly traded stock. I have been advised that at least two potential acquirers - one an American company listed on the New York Stock Exchange and the other a European company listed on a major European Stock Exchange - have in recent months approached the Company with a view to its
acquisition.    See "Questions and Answers About the Proposed Dissolution -
Q. Why does Sutherland believe a change of control transaction may be possible?" and "Background and Purpose of the Proposed Dissolution - Attractiveness of the Company as an Acquisition Candidate" in the accompanying Proxy Statement. Under the plan of dissolution described in the accompanying Proxy Statement, an independent liquidating trustee - former federal judge Charles B. Renfrew

- would be required to attempt to identify and implement a change of control transaction as a way of maximizing the value received by the Partnership for its assets before distributing the Partnership's assets to limited partners.

For these and other reasons, which are more fully discussed in the accompanying Proxy Statement, I am proposing that limited partners exercise their contractual and statutory rights to remove the general partner, to dissolve the Partnership, to elect Judge Renfrew as the liquidating trustee (the "Trustee") and to adopt a plan of dissolution pursuant to which the Trustee will seek to maximize the value of the Partnership's stock ownership of the Company. I believe this plan (the "Proposed Dissolution") will optimize limited partners' chances of maximizing in the shortest practical time frame their return on their investment in the Partnership. Please note, however, that should limited partners approve the Proposed Dissolution, the resulting dissolution of the Partnership will be irrevocable. See "Risk Factors" and "The Proposed Dissolution - Risks" in the accompanying Proxy Statement. Further, if the Proposed Dissolution is adopted, there is no assurance that the shares of the Company's stock owned by the Partnership will be sold or disposed of at a price reflecting the going concern value of
the Company or a premium above market price.   See "Risk Factors" and "The
Proposed Dissolution - No Assurance of Change of Control Transaction" in the accompanying Proxy Statement.

Please review carefully the accompanying Proxy Statement, which describes in detail the Proposed Dissolution. Please do not hesitate to call Georgeson & Co., Inc., my proxy solicitation agent, at (212) 440-9800 for information concerning the plan described in the Proxy Statement.

Very truly yours,

/s/ Charlene E. Sutherland
--------------------------
Charlene E. Sutherland

-------------------------------------------------------------------------------
PROXY STATEMENT TO THE LIMITED PARTNERS OF

SYNTHETIC INDUSTRIES, L.P.

by

Charlene E. Sutherland
4512 Bird of Paradise Lane
La Mesa, CA 91941
e-mail:  char@adnc.com
-------------------------------------------------------------------------------

     You are being sent this Proxy Statement by Charlene E. Sutherland ("Sutherland"), a limited partner in Synthetic Industries, L.P., a Delaware limited partnership (the "Partnership"), to describe a proposed plan of dissolution of the Partnership and to solicit your proxy to authorize Sutherland to execute a written consent in favor of the proposed plan of dissolution.

     The plan of dissolution proposed by Sutherland and described in this Proxy Statement involves the following four principal actions: (1) the removal of S.I. Management L.P. as the Partnership's sole general partner, which under the terms of the partnership agreement would automatically dissolve the Partnership after 90 days, (2) the determination by a majority in interest of limited partners to dissolve the Partnership immediately, (3) the election of Judge Charles B. Renfrew (retired) as a statutory liquidating trustee (the "Trustee") pursuant to Section 17-803(a) of the Delaware Revised Uniform Limited Partnership Act (the "Act") and (4) the approval of a plan of dissolution to direct the Trustee in connection with settling the business and affairs of the Partnership. In addition, limited partners must select a special counsel to render an opinion required by the partnership agreement as a condition to the right of limited partners to consent to or vote on the proposed dissolution and must also approve the opinion rendered by such counsel. In this Proxy Statement, the term "Proposed Dissolution" refers to the plan of dissolution as a whole, including the approval of the dissolution of the Partnership, the removal of the general partner, the appointment of the Trustee, the adoption of the plan of dissolution, the selection of special counsel, and the approval of the opinion rendered by special counsel.

     For the Proposed Dissolution described in this Proxy Statement to be adopted, the holders of a majority of the Partnership's outstanding limited partnership interests must give their proxies to Sutherland. Sutherland intends to execute a written consent to the Proposed Dissolution as soon as practicable after receiving the necessary proxies from the holders of at least a majority of the Partnership's outstanding limited partnership interests. The Partnership has outstanding 800 units of limited partnership interest held by approximately 1,900 limited partners. Under Delaware law and the Partnership Agreement, there is no specified time by which proxies to execute a written consent must be submitted. Sutherland intends at present to solicit proxies until she receives proxies from the holders of at least a majority in interest of the outstanding limited partnership interests. However, Sutherland reserves the right to abandon the solicitation of proxies in the event she determines (i) that she will be unable to obtain sufficient proxies to enable her to execute a written consent in favor of the Proposed Dissolution or (ii) that an alternative transaction has arisen that Sutherland believes would be comparable to the Proposed Dissolution in benefit to limited partners.

     If you grant a proxy to Sutherland, you may revoke your proxy at any time prior to the execution and delivery to the Partnership of a written consent in favor of the Proposed Dissolution on behalf of holders of a majority of the outstanding limited partnership interests. To revoke your proxy, you must send to the

Solicitation Agent (at the address set forth herein) a letter or other written notice stating your name and that you wish to revoke a previously executed proxy. Any such letter or other written notice must be executed and bear a later date than your previously filed proxy.

     Sutherland has retained Georgeson & Co., Inc. (the "Solicitation Agent") to assist in the solicitation of proxies. To request additional copies of this Proxy Statement, please contact the Solicitation Agent at the following address:

                        Georgeson & Co., Inc.
                        Wall Street Plaza
                        New York, NY 10005
                        (212) 440-9800

     This Proxy Statement is dated [September   ], 1998.  It is first being
sent to limited partners of the Partnership on or about [September   ], 1998.

-------------------------------------------------------------------------------
YOU ARE URGED TO GRANT YOUR PROXY TO SUTHERLAND TO CONSENT TO THE PROPOSED DISSOLUTION BY COMPLETING, SIGNING, DATING AND MAILING THE ENCLOSED PROXY IN THE ENVELOPE THAT HAS BEEN INCLUDED FOR YOUR CONVENIENCE.

PLEASE RESPOND.  YOUR PROXY IS IMPORTANT.
-------------------------------------------------------------------------------

              QUESTIONS AND ANSWERS ABOUT THE PROPOSED DISSOLUTION

Q.   WHO IS SUTHERLAND?
     Like you, Charlene E. Sutherland is a limited partner of the Partnership. She beneficially owns two quarter-units of limited partnership interest. She acquired one of her quarter-units in the Partnership's original sale of limited partnership interests and her other quarter-unit on the secondary market. She is a licensed securities principal, a registered representative, a certified financial planner, and a licensed tax practitioner in the State of California. Her father-in-law, Judge Kenneth
     E. Sutherland (retired), owns one-quarter of a unit, and certain of her clients own in the aggregate four and three-quarters units.

Q.   WHAT IS THE PROPOSED TRANSACTION?
     The transaction proposed is to dissolve and liquidate the Partnership in a manner intended to maximize the return to limited partners. Under Sutherland's Proposed Dissolution, a majority in interest of limited partners will exercise their right under the partnership agreement to remove the general partner and to dissolve the Partnership. Although removal of the general partner would cause the automatic dissolution of the Partnership after the expiration of 90 days, by also dissolving the Partnership by consent of the limited partners, the effective date of dissolution will be the same as the date on which the general partner is removed. At the same time, limited partners will elect Judge Charles B. Renfrew (retired) as a liquidating trustee ("the Trustee") to liquidate the Partnership's assets in accordance with a plan of dissolution approved by the limited partners.

Q.   WHO IS JUDGE RENFREW?
     Judge Charles B. Renfrew (retired) -- the candidate for the position of Trustee -- is a former United States District Court Judge. Judge Renfrew also has served as Deputy Attorney General of the United States, the top corporate legal officer of Chevron Corporation, and as a director and trustee of numerous boards. Judge Renfrew currently has his own law practice, specializing in alternative dispute resolution and internal corporate investigations. Judge Renfrew has no prior relationship with the Partnership, the general partner, the Company, Sutherland, Sutherland's attorneys or, to the knowledge of Sutherland and her attorneys, any affiliates or associates of any of the foregoing. See "About the Trustee."

Q.   WHAT WILL THE TRUSTEE DO?
     The Partnership owns a controlling interest in Synthetic Industries, Inc. (the "Company") and thus has the ability to transfer control of the Company to another person. In transactions involving a change of control of a company, the price paid for the stock of the company more closely reflects the going concern value of the company, and is typically higher, than the prevailing market price for the company's stock. This difference between the market price and the higher price paid in a change of control transaction that realizes the going concern value is commonly referred to as a "control premium." The Trustee will seek to obtain a price for the Partnership's stock in the Company in a change of control transaction that reflects the going concern value of the Company. There is no assurance that going concern value can be obtained in connection with the Proposed
     Dissolution.   The reasons why Sutherland believes that the Partnership
     should be able to obtain the going concern value of the Company are discussed in the response to the question below of "Why does Sutherland believe a change of control transaction may be possible?" as well as under the headings "Summary - Background and Purpose of the Proposed Dissolution
     - Attractiveness of the Company as an Acquisition Candidate" and "The Proposed

     Dissolution - Background and Purpose of the Proposed Dissolution - Attractiveness of the Company as an Acquisition Candidate" that appear
     later in this Proxy Statement.   Limited partners should read the foregoing
     sections of the Proxy Statement carefully. Donaldson, Lufkin & Jenrette ("DLJ"), an investment banking firm contacted by attorneys for Sutherland, has provided to Sutherland's attorneys at their request a comparable company analysis. Except for this analysis, no specific financial analyses, such as discounted cash flow analyses or comparable company transaction analyses, have been performed by or on behalf of Sutherland. See the response to the question below of "Why does Sutherland believe a change of control transaction may be possible?" as well as the discussions under the headings "Summary - Background and Purpose of the Proposed Dissolution - Attractiveness of the Company as an Acquisition Candidate" and "The Proposed Dissolution - Background and Purpose of the Proposed Dissolution - Attractiveness of the Company as an Acquisition Candidate" that appear later in this Proxy Statement.

     Q.   WHY IS SUTHERLAND PROPOSING THE DISSOLUTION?
          The existing general partner is closely affiliated with management of the Company. Sutherland believes that the executive officers of the Company who control the general partner have caused the general partner to place their own interests ahead of the interests of the Partnership and its limited partners. In particular, since January of 1994, the general partner has failed to make substantial efforts to seek out a change of control transaction. In addition, Sutherland believes that the existing general partner (i) diluted the Partnership's interest in the Company from 100% to approximately 67% by permitting a public offering of stock by the Company in 1996, (ii) permitted the Company to implement various measures that may impede a change of control, one effect of which may be to entrench existing management, (iii) tried to dispose of the Partnership's controlling stock interest in a public offering (by their nature, public offerings do not involve any control premium because one person does not acquire a controlling interest as a result of a public offering) and (iv) tried in 1997 to implement a plan of dissolution that Sutherland believes was not in the best interests of the Partnership or its limited partners. These actions by the general partner, and their principal advantages and disadvantages to the Partnership and limited partners, are discussed under the headings "Summary - Background and Purpose of the Proposed Dissolution" and "The Proposed Dissolution - Background and Purpose of the Proposed Dissolution." For example, as a result of the 1996 public offering by the Company, the Company received cash proceeds from the offering that were used to reduce debt, and the net tangible book value of a share of stock of the Company increased. Also, a public market was established for the Company's stock. The Partnership benefitted from these events, although the Partnership derives only limited value from the existence of a public market for the Company's stock because of restrictions on the Partnership's ability to sell its shares of stock in the public market. Moreover, net tangible book value per share is not generally recognized as an indicator of the actual value of stock. In addition, the reduction of the Partnership's ownership interest from 100% to approximately 67% may have the effect of lessening the amount the Partnership might obtain in a change of control transaction. The public offering by the Company also created public minority stockholders. As a result, the board of directors no longer owes fiduciary duties only to the Partnership as the sole stockholder. To the extent that the interests of the Partnership conflict with those of the public minority stockholders, the board of directors of the Company face a conflict of interest that did not exist prior to the public offering.

     Q. WHY DOES SUTHERLAND BELIEVE A CHANGE OF CONTROL TRANSACTION MAY BE POSSIBLE?
          Sutherland has been told that two
          potential acquirors, one an American company headquartered in the Sourtheastern United States and listed on the New York Stock Exchange (the "American company") and the other a European company listed on a major European Stock Exchange (the "European company"), have both approached the Company with a view to acquiring the Company. A representative of the American company advised attorneys for Sutherland that in May of 1998 attorneys for the American company and the Company had a preliminary meeting in anticipation of a meeting between the executives of both companies, that on or about June 15, 1998, executives of both companies met, and that the American company intended to draft a letter of intent. On July 14, 1998, after being contacted by representatives for the European company, counsel for Sutherland met with representatives of the European company. During the course of that meeting, Sutherland's attorneys were told that for some months the European company had been expressing to the Company an interest in engaging in substantive discussions concerning a possible acquisition of the Company or a controlling interest in the Company. Sutherland's attorneys were further told that the Company had been refusing to disclose sufficient nonpublic information to the European company, or to engage in substantive commercial discussions, to enable the European company to make a decision with respect to making an offer to acquire the Company or a controlling interest therein and, if appropriate, to formulate the terms of a proposal therefor.

          In addition to being told that the American company and the European company have both expressed interest in acquiring the Company, counsel for Sutherland has contacted four investment banking firms, NationsBank Montgomery Securities ("NationsBank"), Greif & Co., Sutro & Co. and Donaldson, Lufkin & Jenrette ("DLJ"), each of which is experienced in valuations and acquisitions. Each has informally expressed to Sutherland's counsel the view that the Company's stock trades at a price well below comparable public company valuations and that the Partnership's control block of stock could likely be sold at a substantial premium over current market price in a change of control transaction. Such views are based on internal analyses, if any, done by such firms. Except for a comparable company analysis prepared by DLJ, no such analyses, if performed, have been disclosed to Sutherland or her counsel.
          Except for the comparable company analysis by DLJ, neither Sutherland, her attorneys nor any advisers retained by her or her attorneys has undertaken any qualitative or quantitative analysis, such as a discounted cash flow analysis or comparable company transactions analysis.

     Q.   WHAT EFFECT WILL THE PROPOSED DISSOLUTION HAVE ON ME?
          If approved, the Proposed Dissolution will result in the termination of the Partnership. This will mean that the Partnership's property will be disposed of as soon as practicable pursuant to the Proposed Dissolution and the proceeds will be distributed to limited partners. The Partnership and the Company are parties to a registration rights agreement pursuant to which the Company must at the request of the Partnership register at the Company's expense the Company stock owned by the Partnership. Accordingly, if the Trustee cannot dispose of the Company's stock owned by the Partnership in a change of control transaction, the Trustee will either sell the stock in a registered offering and distribute cash to limited partners or will distribute the stock pro rata to limited partners. If stock is distributed to limited partners, you will be able to decide whether to retain the stock distributed to you or sell such stock in the open market. The Company is a reporting company under the Securities Exchange Act of 1934 and its common stock is listed on the NASDAQ National Market. Shares of the Company's common stock distributed to limited partners in a liquidating distribution should be freely transferrable. Should the stock not be registered pursuant to the registration rights agreement, Sutherland nevertheless expects that the stock will be unrestricted stock or, if restricted stock, will be freely tradable under SEC Rule 144(k) by limited partners who are not affiliates of the Company.

     Q.   HOW MUCH WILL I RECEIVE?
          There is no way to predict how much you will receive on dissolution of the Partnership. The type and amount of distribution will depend on the type of change of control transaction, if any, that the Trustee is able to structure. If such a transaction occurs, limited partners may receive cash or stock or other securities of a company that acquires the Partnership's stock in the Company. If a change of control transaction does not occur, then limited partners will receive either (a) a pro rata distribution of the Company's stock owned by the Partnership or (b) a pro rata distribution of the cash proceeds of a registered offering of the Company's stock. In addition, the expenses incurred in connection with the solicitation of proxies for the Proposed Dissolution will be paid by the Partnership. Such expenses cannot be determined at present, but are expected to be in the range of approximately $75,000. In addition, the Partnership will incur the expense of the Trustee's fees, which would not be less than $75,000 and could be substantially higher. The Trustee may retain an investment banking firm or similar professional to assist in identifying and structuring a change of control transaction. The fees and expenses of such a professional are typically contingent on the consummation of the transaction and often range from one to one and a quarter percent of the value of the corporation being acquired in the transaction. Such expenses will reduce the amount distributed to limited partners. The amount available for distribution to limited partners from a change of control transaction will also be reduced by (i) the amount payable to the general partner under the Partnership Agreerment and (ii) any attorneys' fees awarded to Sutherland's attorneys in connection with certain pending litigation. See "The Proposed Dissolution - Expenses of the Plan of Dissolution;" "Risk Factors - Risk of Amount Due to General Partner;" "Interest of Certain Persons in the Solicitation - The Mills Law Firm;" "Interest of Certain Persons in the Solicitation - Smith, Katzenstein & Furlow LLP;" "Summary of Certain Pending Litigation." Thus, the actual amount to be received in connection with the Proposed Dissolution cannot be determined at this time.

     Q. WHAT VOTE OF LIMITED PARTNERS IS REQUIRED TO APPROVE THE PROPOSED DISSOLUTION?
          The holders of at least a majority of the outstanding limited partnership interests must approve the Proposed Dissolution.

     Q.   WHAT WILL HAPPEN TO THE GENERAL PARTNER'S INTEREST?

          Under the partnership agreement, upon the removal of the general partner, the general partner ceases to function as a general partner of the Partnership. The general partner's interest is automatically converted into that of a special limited partner entitled only to certain distributions, and having no voting rights. In addition, the Partnership has the option to purchase the general partner's interest, subject to the general partner's right to retain a 7.5% interest in the Partnership after the limited partners receive their Priority Return (as defined in the partnership agreement). See "Summary of Certain Provisions of the Partnership Agreement -- Allocations of Profits, Losses and Distributions, Priority Return." Under the Proposed Dissolution, the Trustee will cause the Partnership to exercise its option to purchase the general partner's interest, unless the Trustee determines in his sole discretion that it would not be in the best interests of the Partnership to do so.

     Q.   AM I ENTITLED TO APPRAISAL RIGHTS?
          Neither Delaware law nor the Partnership Agreement provides limited partners with appraisal rights in connection with dissolution of the Partnership or the sale or other disposition of its assets. In the event that a transaction implemented by the Trustee would involve a limited partnership roll-up under federal law, appraisal rights may be made available in connection with such a transaction.

     Q. WILL I HAVE A VOTE ON ANY DISPOSITION OF PARTNERSHIP ASSETS? Probably not. Approval of the Proposed Dissolution will authorize the Trustee to dispose of the Partnership's assets in whatever transaction the Trustee determines in his discretion will provide the greatest value to the Partnership and its partners. It is possible, however, that the Trustee could enter into certain transactions, such as a merger of the Partnership into another entity, that may be subject to federal law regulating limited partnership roll-ups, and such transaction may require approval by a vote of the limited partners.

     Q.   WHAT DO I NEED TO DO NOW?
          If you are in favor of the Proposed Dissolution described in this Proxy Statement, you must execute and return to Sutherland the form of proxy accompanying this Proxy Statement. If you abstain from granting a proxy, you will in effect be voting against the Proposed Dissolution.

     Q. WHEN DO YOU EXPECT THE PROPOSED DISSOLUTION TO BE COMPLETED? Sutherland cannot predict whether or when sufficient proxies will be received to effect the Proposed Dissolution. However, if it is effected, the Trustee will endeavor to identify, enter into and consummate a change of control transaction as soon as practicable. It is not possible to predict how long it may take the Trustee to do so or to determine that such a transaction is not reasonably likely to occur. It is also possible that even if such a transaction is entered into soon after the Proposed Dissolution is effected, other circumstances, such as the need for regulatory approvals, any litigation instituted challenging the Proposed Dissolution, a material adverse change in the business prospects of the Company or a material adverse change in the economy generally, may delay implementation of any change of control transaction.

     Q. WHAT HAPPENS IF THE TRUSTEE CANNOT STRUCTURE A CHANGE OF CONTROL TRANSACTION?
          If after having attempted to identify and structure a change of control transaction the Trustee determines that it is not reasonably likely that any such transaction can be effected, the Trustee will as soon thereafter as practical dispose of shares of the Company's common stock in order to discharge the Partnership's obligations. The Partnership and the Company are parties to a registration rights agreement pursuant to which the Company must at the request of the Partnership register at the Company's expense the Company stock owned by the Partnership. Accordingly, if the Trustee cannot dispose of the Company's stock owned by the Partnership in a change of control transaction, the Trustee will either sell the stock in a registered offering and distribute cash to limited partners or will distribute the stock pro rata to limited partners. If stock is distributed to limited partners, you will be able to decide whether to retain the stock distributed to you or sell such stock in the open market. The Company is a reporting company under the Securities Exchange Act of 1934 and its common stock is listed on the NASDAQ National Market. Shares of the Company's common stock distributed to limited partners in a liquidating distribution
          should be freely transferrable.   Should the stock not be
          registered pursuant to the registration rights agreement, Sutherland nevertheless expects that the stock will be unrestricted stock or, if restricted stock, will be freely tradable under SEC Rule 144(k) by limited partners who are not affiliates of the Company. In deciding whether to sell the Company's stock in a registered offering or to distribute the stock to the limited partners, the Trustee will select the option that, in the good faith business judgment of the Trustee, produces the highest return for the limited partners, and in doing so may consider all such factors as the Trustee in his sole discretion deems appropriate, which may include some or all of the following: (a) whether the return that could be received for the Company's stock in a public offering would likely be higher than, lower than, or equal to the market price of the Company's stock; (b) the impact that distribution of the Company's stock to the limited partners would likely have on the market price of the stock; (c) whether there would be any restrictions on the limited partners' ability to freely trade stock that is distributed to them; (d) the condition of the stock market; (e) potential tax consequences to the Partnership and its partners; (f) the expenses likely to be associated with each of the two options; and (g) the views expressed, if any, by limited partners.

Q.   ARE THERE ANY MATERIAL RISKS ASSOCIATED WITH THE PROPOSED DISSOLUTION?
     Yes. These are described under the headings "Risk Factors" and "The Proposed Dissolution - Risks." The principal risks involved include: no change of control transaction may occur or the going concern value of the Company may not be realized in such a transaction; the Company and the general partner may oppose the Proposed Dissolution; the Company, the general partner or other limited partners may institute litigation challenging the Proposed Dissolution; limited partners may fail to approve the Proposed Dissolution; the determination of the amount due the general partner may adversely affect limited partners; there may be a decline in the price of the Company's stock that may adversely affect the value of any control premium; there are tax consequences to the Proposed Dissolution that may be adverse to limited partners, depending on their individual tax circumstances; an additional vote of limited partners may be needed in connection with a change of control transaction sought to be implemented by the Trustee; there may be delays in implementing the Proposed Dissolution caused by litigation, by changes in the economy or the stock market, by efforts to identify and negotiate a change of control transaction, or other similar factors; once the dissolution of the Partnership is approved by the limited partners, it cannot be undone; limited partners are not entitled to appraisal rights in connection with the dissolution of the Partnership and are not likely to have appraisal rights in connection with a change of control transaction implemented by the Trustee; there are material costs and expenses that the Partnership will incur if the Proposed Dissolution is adopted, including the fees and expenses of the Trustee (see "About the Trustee"), transaction expenses in connection with any change of control transaction (which will likely include fees to a business broker or investment banking firm), and reimbursement of the out-of-pocket expenses incurred by or on behalf of Sutherland in connection with the preparation of the Proposed Dissolution and the solicitation of proxies (see "The Proposed Dissolution - Expenses of the Plan of Dissolution").
          Limited partners are encouraged to read the sections of this Proxy Statement that discuss such risks and to consider them carefully before deciding whether to grant their proxies to Sutherland.

Q. WHERE CAN I FIND MORE INFORMATION ABOUT THE PARTNERSHIP AND SYNTHETIC INDUSTRIES, INC.?
     You may obtain more information from various sources described under "Where You Can Find More Information" on page 62 of this Proxy Statement.

                               TABLE OF CONTENTS


Questions and Answers About the Proposed Dissolution . . . . . . . . . . . .   3

Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

     Charlene E. Sutherland  . . . . . . . . . . . . . . . . . . . . . . . .  14

     The Partnership . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

     The General Partner . . . . . . . . . . . . . . . . . . . . . . . . . .  15

     Synthetic Industries, Inc.  . . . . . . . . . . . . . . . . . . . . . .  15

     Background and Purpose of the Proposed Dissolution  . . . . . . . . . .  15

          Lack of Distributions  . . . . . . . . . . . . . . . . . . . . . .  15

          Failure of General Partner to Protect Interests of Limited
          Partners . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

          Failure of General Partner to Seek Out a Control Premium . . . . .  19

          Attractiveness of the Company as an Acquisition Candidate  . . . .  19

          General Partner Controlled by Management of the Company. . . . . .  20

          Need for Independent Trustee . . . . . . . . . . . . . . . . . . .  20

     Proposed Dissolution  . . . . . . . . . . . . . . . . . . . . . . . . .  21

     Consent to the Proposed Dissolution . . . . . . . . . . . . . . . . . .  23

     Selection and Approval of Opinion of Special Counsel  . . . . . . . . .  23

     Conditions to the Proposed Dissolution  . . . . . . . . . . . . . . . .  23

     Summary of Certain United States Income Tax Considerations  . . . . . .  24

     Summary of Expenses of the Proposed Dissolution . . . . . . . . . . . .  24

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

     Possible Lack of Change of Control Transaction  . . . . . . . . . . . .  25

     Possible Opposition by the Company  . . . . . . . . . . . . . . . . . .  25

     Possible Failure to Approve Proposed Dissolution  . . . . . . . . . . .  26

     Election to Dissolve Irrevocable  . . . . . . . . . . . . . . . . . . .  26

     Possible Litigation . . . . . . . . . . . . . . . . . . . . . . . . . .  26


                                       10

     Risk of Amount Due General Partner  . . . . . . . . . . . . . . . . . .  27

     Possible Decline of Market Price for the Company's Stock  . . . . . . .  28

     Certain Tax Risks and Possible Tax Gain . . . . . . . . . . . . . . . .  28

     Possible Need for Additional Limited Partner Vote . . . . . . . . . . .  29

     Possible Delay in Liquidation . . . . . . . . . . . . . . . . . . . . .  29

The Proposed Dissolution . . . . . . . . . . . . . . . . . . . . . . . . . .  29

     Removal of General Partner  . . . . . . . . . . . . . . . . . . . . . .  29

     Dissolution of the Partnership  . . . . . . . . . . . . . . . . . . . .  30

     Appointment of Independent Liquidating Trustee  . . . . . . . . . . . .  30

     Approval of Plan of Dissolution . . . . . . . . . . . . . . . . . . . .  30

     No Assurance of Change of Control Transaction . . . . . . . . . . . . .  32

     Principal Intended Benefits . . . . . . . . . . . . . . . . . . . . . .  32

     Risks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

     Background and Purpose of the Proposed Dissolution  . . . . . . . . . .  33

          Lack of Distributions  . . . . . . . . . . . . . . . . . . . . . .  33

          Failure of General Partner to Protect Interests of Limited
          Partners . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

          Failure of General Partner to Seek out a Control Premium . . . . .  36

          Attractiveness of the Company as an Acquisition Candidate  . . . .  37

          General Partner Controlled by Management of the Company. . . . . .  38

          Need for Independent Trustee . . . . . . . . . . . . . . . . . . .  38

     Conditions to the Plan of Dissolution . . . . . . . . . . . . . . . . .  38

     Expenses of the Plan of Dissolution . . . . . . . . . . . . . . . . . .  39

     Solicitation of Proxies from Limited Partners . . . . . . . . . . . . .  40

     Market Price for Units  . . . . . . . . . . . . . . . . . . . . . . . .  41

Proxy Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

     Record Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42


                                       11

     Consent Required  . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

     Probable Lack of Appraisal Rights . . . . . . . . . . . . . . . . . . .  43

     Partnership Units and Principal Holders Thereof . . . . . . . . . . . .  43

The Partnership  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

Selected Financial Data Concerning the Partnership . . . . . . . . . . . . .  44

Certain Federal Income Tax Considerations  . . . . . . . . . . . . . . . . .  46

     Classification as a Partnership . . . . . . . . . . . . . . . . . . . .  46

     Principles of Partnership Taxation Applicable to the Proposed
     Dissolution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

     Treatment of a Distribution . . . . . . . . . . . . . . . . . . . . . .  48

     Treatment of Repayment of Partnership Liabilities and Plan Costs  . . .  48

     Other Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

     State and Other Tax Matters . . . . . . . . . . . . . . . . . . . . . .  49

Summary of Certain Provisions of the Partnership Agreement . . . . . . . . .  49

     Dissolution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

     Allocation of Profits, Losses and Distributions, Priority Return. . . .  50

     Voting Rights of Limited Partners . . . . . . . . . . . . . . . . . . .  51

     Removal, Withdrawal, Bankruptcy, Insolvency, Dissolution,
          Retirement or Resignation of the General Partner . . . . . . . . .  51

     Applicable Law. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

About the Trustee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

     Background. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

     Compensation; Indemnification . . . . . . . . . . . . . . . . . . . . .  53

About the Special Counsel. . . . . . . . . . . . . . . . . . . . . . . . . .  53

Interest of Certain Persons in the Solicitation. . . . . . . . . . . . . . .  54

     Charlene E. Sutherland. . . . . . . . . . . . . . . . . . . . . . . . .  54

     The Mills Law Firm. . . . . . . . . . . . . . . . . . . . . . . . . . .  55


                                       12

     Smith, Katzenstein & Furlow LLP . . . . . . . . . . . . . . . . . . . .  56

Summary of Certain Pending Litigation. . . . . . . . . . . . . . . . . . . .  57

     Delaware Court of Chancery  . . . . . . . . . . . . . . . . . . . . . .  57

     United States District Court for the Northern District of California. .  59

Financial Information about the Partnership. . . . . . . . . . . . . . . . .  61

Where You can Find More Information. . . . . . . . . . . . . . . . . . . . .  62



Exhibits

     Exhibit A     Plan of Dissolution

     Exhibit B     Opinion of Special Counsel

     Exhibit C     Form 10-K for Synthetic Industries, L.P. for the fiscal year ending September 30, 1997

     Exhibit D     Form 10-Q for Synthetic Industries, L.P. for the quarter
                   ending June 30, 1998


                                    SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY STATEMENT AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. TO UNDERSTAND THE PROPOSED DISSOLUTION FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE PARTNERSHIP, SYNTHETIC INDUSTRIES, INC., AND THE METHOD OF IMPLEMENTING THE PROPOSED DISSOLUTION, YOU SHOULD READ CAREFULLY THIS ENTIRE PROXY STATEMENT AND THE DOCUMENTS TO WHICH YOU ARE REFERRED.

CHARLENE E. SUTHERLAND

     Charlene E. Sutherland is a limited partner of the Partnership. She owns two quarter-units of limited partnership interest. She acquired one of her quarter-units in the Partnership's original offering of units, and she acquired her other quarter-unit in the secondary market. She is a certified financial planner and licensed tax practitioner in the State of California. Since January of 1990 she has been a registered representative and a principal of a major registered broker-dealer on an independent contractor basis. From 1986 to 1990, Sutherland was a registered representative with Integrated Resources Equity Corp., on an independent contractor basis. From 1979 to 1985, she was employed by Equitec Securities Corp., as a senior account executive.

     From 1990 to 1991, Sutherland served on the board of directors of the American Association of Limited Partners, a lobbying group that engaged in lobbying efforts in support of the Limited Partnership Rollup Reform Act of 1993. Between 1987 and 1990, Sutherland served as the producer and moderator of a local public-access-cable, non-commercial television show called Wealth Management, an informational show for investors.

     Sutherland's father-in-law, Judge Kenneth E. Sutherland (retired), owns one-quarter unit in the Partnership, and a number of her clients own in the aggregate another four and three-quarter units. As a limited partner, Sutherland had serious concerns about various actions taken by the general partner. She moved to intervene in litigation involving the Partnership and the general partner in the United States District Court for the Northern District of California, but that motion was denied. Subsequently, the lead plaintiff in that litigation, with Sutherland's agreement, moved to have Sutherland added to his complaint as a named plaintiff and a putative class representative, which motion has not yet been decided. For additional information concerning Sutherland, see "Interest of Certain Persons in the Solicitation -- Charlene E. Sutherland" and "Summary of Certain Pending Litigation -- United States District Court for the Northern District of California."

     Although it is Sutherland who is soliciting proxies pursuant to this Proxy Statement, Sutherland's attorneys, The Mills Law Firm and Smith, Katzenstein & Furlow LLP, are advancing all expenses associated with the solicitation of proxies for the Plan of Dissolution, subject to being reimbursed by the Partnership if the Proposed Dissolution is approved. Because Sutherland's attorneys are advancing the expenses of the proxy solicitation, they are deemed to be participants in the proxy solicitation. Neither The Mills Law Firm, Smith, Katzenstein & Furlow LLP nor any partner or attorney associated with either firm owns any units in the Partnership.

     The Mills Law Firm and Smith, Katzenstein & Furlow LLP have financial incentives to try to cause the limited partners to receive the highest possible return for their investment in the Partnership and to try to cause them to adopt the Proposed Dissolution. In connection with the liquidation of the Partnership, The Mills Law Firm and Smith, Katzenstein & Furlow LLP may receive substantial attorney's fees and costs as compensation for efforts made by them in litigation and otherwise on behalf of limited partners. The attorney's fees and costs that The Mills Law Firm and Smith, Katzenstein & Furlow LLP receive may increase if the two firms cause the return received by
the limited partners in the liquidation of the Partnership to increase.   See
"Interest of Certain Persons in the Solicitation - The Mills Law Firm" and "Interest of Certain Persons in the

Solicitation - Smith, Katzenstein & Furlow LLP."

THE PARTNERSHIP

     The Partnership is a Delaware limited partnership organized in 1986 for the purpose of acquiring Synthetic Industries, Inc. (the "Company"). An aggregate of 800 Units were issued for aggregate capital contributions of approximately $78.4 million, which were used to fund a portion of the purchase price for 100% of the stock of the Company. In November of 1996, the existing general partner permitted the Company to make a public offering of common stock that diluted the Partnership's ownership from 100% to approximately 67% of the Company's common stock. In May of 1998, the general partner transferred 82,056 shares of Company stock owned by the Partnership to the Company in payment of approximately $1,759,000 owed to the Company for expenses incurrred by the Company on behalf of the Partnership. This transaction caused the Partnership's percentage ownership of the Company to fall from approximately 66.7% to approximately 66.4%. The Partnership owns no assets other than its approximately 66.4% of the outstanding common stock of the Company. Based on the annual and quarterly reports publicly filed by the Partnership, Sutherland believes that the Partnership's only liability consists of approximately $434,000 still owed to the Company for expenses incurred by the Company on the Partnership's behalf.

THE GENERAL PARTNER

     The existing general partner of the Partnership is SI Management L.P., a Delaware limited partnership whose sole general partner is Synthetic Management G.P., a Georgia general partnership having five partners controlled, respectively, by Leonard Chill, Ralph Kenner, William Gardner Wright, Jr., and W. Wayne Freed, who are each current executive officers of the Company, and Jon P. Beckman, a former executive officer of and currently a paid consultant to the Company. The principal place of business of the general partner is located at 309 LaFayette Road, Chickamauga, Georgia 30707. The general partner's telephone number is (706) 375-3121.

SYNTHETIC INDUSTRIES, INC.

     The Company is a Delaware corporation founded in 1969 to produce polypropylene-based primary carpet backing. Since that time the Company's business has expanded into the manufacturing and sale of a full line of polypropylene-based industrial fabrics, specialty yarns and geotextiles. As a result of a public offering of common stock in November 1996, the Company had 8,656,250 shares of common stock outstanding, of which approximately 67% was
owned by the Partnership.   In May of 1998, the general partner transferred
82,056 shares of Company stock owned by the Partnership to the Company in payment of approximately $1,759,000 owed to the Company for expenses incurred by the Company on behalf of the Partnership. This transfer caused the Partnership's percentage ownership of the Company to fall from approximately 66.7% to approximately 66.4%. The Common Stock trades under the symbol "SIND" on the Nasdaq National Market.

     The principal executive office of the Company is located at 309 LaFayette Road, Chickamauga, Georgia 30707. The Company's telephone number is (706) 375-3121.

BACKGROUND AND PURPOSE OF THE PROPOSED DISSOLUTION

     LACK OF DISTRIBUTIONS. Since the inception of the Partnership, limited partners have received no distributions on their investment. By comparison, the persons controlling the general partner have received benefits that include not only substantial salaries and bonuses from the Company but also a substantial number of options to acquire the Company's common stock at favorable exercise prices. According to the Company's financial reports, Messrs. Chill, Kenner, Wright, Freed, and Beckman collectively own 360,766 options to acquire Company stock at $10.72 per share. Sutherland estimates that, as of September __, 1998, the collective value of these options was over $_____ million (based on the September __, 1998 stock price of $_______ per share).

     FAILURE OF GENERAL PARTNER TO PROTECT INTERESTS OF LIMITED PARTNERS. Based on various actions by the general partner described below, Sutherland believes that the general partner has subordinated the interests of limited partners to those of the Company's management, some of whom control the general partner, and to the interests of the Company's public stockholders.

     1. In 1994 the general partner caused the Partnership as the sole stockholder of the Company to approve stock option plans pursuant to which some 486,027 options were granted to directors and officers, some of whom control the general partner, thereby diluting the Partnership's 100% ownership of the Company. The existence of the options gave the directors and officers an incentive to create and increase a public float for the Company's stock and to liquidate the Partnership in a manner that will maximize the value of the options. Although the Partnership might have benefitted indirectly from an award of options because of the incentives they provided to management, other performance-based incentives could have been used to reward management for their performance without diluting the Partnership's 100% ownership of the Company. Further, those members of management who control the general partner already had a financial incentive to improve the Company's performance by virtue of provisions in the partnership agreement that allocate 30% of distributions to the general partner after limited partners receive the Priority Return. See "Risk Factors - Risk of Amount Due General Partner."

     2. The general partner sought to cause the Partnership to sell its stock in the Company in a public offering in August of 1996. While such a sale would have liquidated the Partnership's assets and limited partners would have received a distribution of net assets, such a sale would have precluded the Partnership from realizing the going concern value of the Company in a change of control transaction. Public offerings by their nature do not involve the transfer of control to one person who will pay the going concern value in return for obtaining control.

     3. The general partner refused to call a meeting of limited partners to vote on the proposed public offering after more than 10% in interest of
the limited partners requested such a meeting.   Instead, in September of
1996, the general partner abandoned the proposed offering of all of the Partnership's stock in the Company and allowed the Company to conduct a public offering of approximately 2.8 million new shares of common stock. That offering was completed in November of 1996.

     4. The general partner permitted the 1996 public offering of stock by the Company to be priced on November 1, 1996 at approximately $13.00 per share rather than delaying the pricing until the Company had announced a significant improvement in the Company's earnings. Within less than two months following the public announcement on November 25, 1996 that the Company's fourth quarter net sales were up 13.5%, fourth quarter operating income was up 181%, and operating income for the fiscal year ended September 30, 1996 was up 34.1%, the price of the Company's stock had increased to nearly $20. Sutherland believes that the interests of the Partnership and its limited partners would have been better served if the general partner had required the Company to delay pricing the 1996 public offering until after the announcement of the significant improvement in the Company's earnings.

     5. A principal effect of the 1996 offering of stock by the Company was to dilute the Partnership's stock ownership from 100% to approximately 67%. By creating a 33% public stockholder minority, the Company (with the general partner's cooperation) made it more difficult for the Partnership to dispose of the Company as a whole. The 1996 public offering did result in the creation of a public market for the Company's stock. However, the Partnership generally cannot take advantage of that public market. The Partnership's ability to sell its stock is limited because the Partnership owns a controlling interest in the Company and its sales of stock are subject to restrictions under federal law. The creation of a public market benefitted holders of options to purchase stock of the Company, such as the persons who control the general partner, as the public market gave value to the options and a ready market into which to sell shares acquired on exercise of options..

     6. As a result of the 1996 public offering by the Company, the Company received cash proceeds from the offering that were used to reduce debt, a public market was created for the Company's stock and the net tangible book value of a share of stock of the Company increased. The Partnership benefitted from these events, although the Partnership derives only limited value from the existence of a public market for the Company's stock because of restrictions on the Partnership's ability to sell its shares of stock in the public market. Moreover, net tangible book value per share is not generally recognized as an indicator of the actual value of stock. In addition, the reduction of the Partnership's ownership interest from 100% to approximately two thirds may have the effect of lessening the amount the Partnership might otherwise obtain in a change of control transaction. The public offering by the Company also created public minority stockholders. As a result, the board of directors no longer owes fiduciary duties only to the Partnership as the sole stockholder. To the extent that the interests of the Partnership conflict with those of the public minority stockholders, the board of directors of the Company face a conflict of interest that did not exist prior to the public offering.

     7. Prior to the 1996 public offering by the Company, it was not subject to Section 203 of the Delaware General Corporation Law. As a result of the public offering in 1996 by the Company, the Company became subject to
Section 203, a statute that makes it more difficult to effect a change of control transaction. The general partner could have taken steps to cause the Company not to become subject to Section 203, but did not.

     8. On or about September 6, 1996, the general partner permitted the Company to enter into employment agreements with executives of the Company, some of whom also control the general partner, that provide for the payment of substantial sums to them in the event of a change of control, thereby impeding change of control transactions. On or about October 24, 1996, the general partner also caused the Partnership to approve an amendment to the certificate of incorporation of the Company that eliminated the right of stockholders to act by written consent in lieu of a meeting. This weakened the Partnership's control of the Company . Because the Company's stockholders have no right to call special meetings of stockholders and now must act at an annual meeting if they wish to replace the board, the Partnership can no longer act at any time to replace the board of directors. The amendment thus may deter or make more difficult a change of control because an acquiror of more than 50% of the stock cannot act immediately to replace the board. Because the Partnership owned 100% of the stock, and would continue to own an absolute majority after the November 1996 public offering by the Company, and management of the Company controlled the general partner, the Partnership had no need for and received no benefit from the adoption of any measures that would impede a change of control. Because the Partnership can no longer act at any time to replace the board and because the Company is now subject to Section 203, the Partnership's ability to sell freely its controlling interest in the Company has been impeded.

     9. In September of 1997, the general partner proposed a plan of dissolution (the "GP Plan") that would have dissipated entirely any premium that might be obtained for the Partnership's two-thirds controlling interest in the Company in a change of control transaction. Under the GP Plan, the Partnership Agreement was to be amended to permit limited partners to withdraw their capital, those limited partners desiring to do so could have exchanged their limited partnership units for their pro rata share of stock of the Company, all shares so withdrawn had to be sold immediately in an underwritten public offering, and all shares not withdrawn would have remained in the Partnership for distribution to limited partners 360 to 720 days after commencement of implementation of the GP Plan. The general partner's plan did not afford any opportunity for the Partnership (and indirectly the limited partners) to capture the going concern value of the Company through a change of control transaction. The compulsory public offering would have forced those limited partners who chose to withdraw their capital in the form of shares to sell the shares immediately at a discount to market and to pay material underwriters' and brokers' fees and other expenses. Those limited partners who elected not to withdraw their capital would have been forced to wait from one to two years (and possibly longer) after implementation commenced to receive a distribution of capital. A principal effect of the GP Plan would have been that the Partnership's two-thirds ownership interest would have been dispersed into the hands of a large number of public holders of stock, which would have eliminated the concentration of ownership that resides in the Partnership. Such a result would have precluded the Partnership from having any opportunity of realizing the going concern value of the Company through a change of control transaction and would likely have aided incumbent management in retaining control of the Company and fending off any change of control transaction.

     10. In May of 1998, the general partner transferred 82,056 shares of common stock of the Company owned by the Partnership to the Company in payment of $1,759,000 of expenses incurred by the Company on behalf of the Partnership. The shares were valued at $21.44, approximately the then market price of Company's publicly traded minority stock, a price that Sutherland believes to be less than the amount per share that the Partnership could realize in a change of control transaction. Thus, in Sutherland's view, the Partnership did not receive for the stock transferred to the Company an amount per share that approximated the going concern value of the Company.
In addition, as a result of this transaction, the Partnership's ownership of stock in the Company was reduced from approximately 66.7% to approximately 66.4%, thereby falling below two-thirds of the outstanding stock. This resulted in the Partnership losing its former ability as a two-thirds stockholder to cause the Company's certificate of incorporation to be amended to delete certain provisions that require a two-thirds vote for their amendment, including the provision that prohibits stockholders from acting by written consent.

     11. The general partner has announced no alternative plan for the dissolution and liquidation of the Partnership, even though the general partner has stated that the Partnership serves no business purpose and provides no benefit to limited partners.

     Sutherland was also aware that certain limited partners had instituted two lawsuits, one in the Court of Chancery of the State of Delaware (the "Chancery Court") and one in the United States District Court for the Northern District of California (the "District Court"), challenging the conduct of the general partner and the persons controlling the general partner. See "Summary of Pending Litigation." The complaints in those lawsuits were later amended to seek an injunction against the GP Plan. On October 23, 1997, the Chancery Court preliminarily enjoined the GP Plan, finding that it was likely that the plan's terms violated the partnership
agreement.   On March 19, 1998, the Delaware Supreme Court affirmed the
Chancery Court's grant of a preliminary injunction. Neither the preliminary injunction nor its affirmance was a final determination on the merits that the GP Plan violated the partnership agreement. On November 6, 1997, the District Court issued a temporary restraining order against implementation of the GP Plan, finding that the plaintiff had raised serious questions as to whether the plan violated federal law relating to limited partnership roll-ups and as to whether the general partner failed to disclose properly what actions limited partners needed to take to require the GP Plan to be approved by two-thirds in interest of the limited partners. However, the District Court never made a final determination on the merits regarding these issues. Sutherland moved to intervene in the litigation in the District Court, but that motion was denied. Subsequently, the lead plaintiff in the District Court litigation, with Sutherland's agreement, moved to have Sutherland added to his complaint as a named plaintiff and a putative class
representative, which motion has not yet been decided.   See "Summary of
Certain Pending Litigation." On May 14, 1998, the general partner announced that it had withdrawn the GP Plan and that the Partnership would continue to hold the Company's stock as it has in the past.

     On December 29, 1997, limited partners commenced a second lawsuit in the Chancery Court to challenge certain stock options granted by the Company to certain of its current and former directors and executive officers, some of whom control the general partner. On or about June 3, 1998, the plaintiffs in the two actions in the Chancery Court moved to consolidate the two actions and for leave to file a consolidated third amended and supplemental class and derivative complaint (the "Third Amended Complaint"). Thereafter, the defendants advised counsel for the plaintiffs that defendants did not oppose the motion, and on June 23, 1998, the Chancery Court entered an order consolidating the two actions and granting leave to file the Third Amended Complaint. On July 20, 1998, the defendants filed a motion to dismiss the Third Amended

Complaint.  See "Summary of Certain Pending Litigation."

     In its proxy statement soliciting votes in favor of its now withdrawn plan, the general partner indicated that the Partnership had outlived its purpose, stating: "THERE IS NO BUSINESS PURPOSE OR BENEFIT TO INVESTORS HOLDING INTERESTS IN A PARTNERSHIP, THE SOLE PURPOSE AND ACTIVITY OF WHICH IS TO HOLD PUBLICLY TRADED SHARES OF A SINGLE CORPORATION." Sutherland agrees, but believes that the Partnership should now take appropriate steps to ensure not only liquidity for limited partners, but also that limited partners receive the maximum return reasonably attainable on their investment. Sutherland believes that the best return to limited partners is most likely to result from a sale of the Partnership's 66% ownership interest in the Company in a change of control transaction in which the Partnership (and possibly minority stockholders of the Company) receives the going concern value of the Company, which typically is a higher price per share than the market price for the Company's common stock prior to the change of control transaction.

     FAILURE OF GENERAL PARTNER TO SEEK OUT A CONTROL PREMIUM. Sutherland has been advised that, in the pending Chancery Court litigation, the general partner has consistently argued that there was no significant interest on the part of any person in acquiring the Company. However, Sutherland has learned that, in discovery in the Chancery Court litigation, the plaintiffs confirmed that, prior to proposing the GP Plan, the general partner had made only one limited effort since January of 1994, at the latest, to explore a sale of the Company or other change of control transaction. However, since 1994 the Company's results of operations had significantly improved, making it a more attractive acquisition candidate, and the stock market had also improved significantly. Based on the proxy statement for the GP Plan and discovery in the Chancery Court litigation, it appears that the only effort relating to exploring a change of control transaction made by or on behalf of the general partner after January 1994 but before the GP Plan was proposed was that Bear Stearns & Co., one of the general partner's prime advisers, made a limited inquiry in August 1996 concerning a sale of the Company. That inquiry, which apparently consisted only of mailing a prospectus about the Company to seven industrial companies and three financial institutions, was made prior to the Company's public offering and prior to an announcement of significant increases in the Company's earnings for the fourth quarter and fiscal year ended September 30, 1996. No such inquiry was made contemporaneously with the GP Plan proposed in 1997.

     Recently, Sutherland was told that at least two potential acquirers have approached the Company within the past year with a view to its acquisition and that the Company has not cooperated with one of those potential acquirers. See "Attractiveness of the Company as an Acquisition Candidate."

     ATTRACTIVENESS OF THE COMPANY AS AN ACQUISITION CANDIDATE. The Company would appear to be an attractive candidate for acquisition. On or about July 9, 1998, attorneys for Sutherland were contacted by representatives of a European company listed on a major European Stock Exchange (the "European company") that is engaged in businesses similar to those of the Company.

     On July 14, 1998, attorneys for Sutherland met in Wilmington, Delaware with representatives of the European company. During the course of that meeting, Sutherland's attorneys were told that for some months the European company had been expressing to the Company an interest in engaging in substantive discussions concerning a possible acquisition of the Company or a controlling interest in the Company. Sutherland's attorneys were further told, however, that the Company had been refusing to disclose sufficient nonpublic information to the European company, or to engage in substantive commercial discussions, to enable the European company to make a decision with respect to making an offer to acquire the Company or a controlling interest therein and, if appropriate, to formulate the terms of a proposal therefor. In a subsequent telephone conversation with representatives of the European company, Sutherland's attorneys were told that the Company had first approached the European company with a view to acquiring certain assets of the European company, that the European company had indicated that it was not interested in disposing of any of its assets to the Company, and that since that initial contact from the Company, the European company had been continuously expressing an interest to the Company in discussing a possible acquisition of the Company or a controlling interest therein. The European company's representatives indicated that they were disclosing the European company's interest in acquiring the Company to Sutherland's attorneys in the belief that limited partners could encourage the Company to engage in substantive discussions with the European company and also because the European company wanted to advise Sutherland's attorneys that it viewed the ongoing Chancery Court and District Court litigations (see "Summary of Certain Pending Litigation") as an impediment to the consideration of an acquisition of the Company or a controlling interest therein.

     On or about July 16, 1998, Sutherland's attorneys advised an attorney for the general partner of the substance of the meeting with representatives of the European company. The attorney for the general partner acknowledged that the Company had had contacts with the European company and had expressed interest in acquiring assets of the European company, but he denied that the European company had expressed interest in acquiring the Company or any of its assets. The statements to Sutherland's attorneys by counsel for the general partner appear to be in direct conflict with the representations made by the representatives of the European company.

     In addition to the interest of the European company in acquiring the Company, attorneys for Sutherland have been told that an American company headquartered in the Southeastern United States and listed on the New York Stock Exchange (the "American company") has expressed interest in acquiring the Company. A representative of the American company advised attorneys for Sutherland that in May of 1998 attorneys for the American company and the Company had a preliminary meeting in anticipation of a meeting between the executives of the American company and the Company, that on June 15, 1998, executives of both companies met, and that the American company intended to draft a letter of intent. Sutherland's attorneys do not know whether there have been any subsequent material developments with respect to contacts between the American company and the Company, or the nature of any such material developments. The American company is a public company serving customers in the industrial, commercial, institutional, health care and construction industries, as well as consumers.

     As part of Sutherland's effort to determine the attractiveness of the Company as an acquisition candidate, counsel for Sutherland contacted four investment banking firms, NationsBank Montgomery Securities ("NationsBank"), Greif & Co., Sutro & Co. and Donaldson, Lufkin & Jenrette ("DLJ"), each of which is experienced in valuations and acquisitions. Each has informally expressed to Sutherland's counsel the view that the Company's stock trades at a price well below comparable public company valuations and that the Partnership's control block of stock could likely be sold at a substantial premium over current market price in a change of control transaction. Such views are based on internal analyses, if any, done by such firms. Except for an analysis prepared by DLJ, no such analyses, if performed, have been disclosed to Sutherland or her counsel.

     DLJ prepared a comparable company analysis at the request of Sutherland's attorneys. That analysis indicates to Sutherland that the per share going concern value of the Company is higher than the current price of the Company's publicly traded minority stock.

     Except for the comparable company analysis by DLJ, neither Sutherland, her attorneys nor any advisers retained by her or her attorneys has undertaken any qualitative or quantitative analysis, such as a discounted cash flow analysis or comparable company transactions analysis.

     GENERAL PARTNER CONTROLLED BY MANAGEMENT OF THE COMPANY.   The general
partner is dominated and controlled by individuals who are also executive officers of the Company. Sutherland believes that this causes the general partner to have interests that materially conflict with those of the Partnership and its limited partners, because, in Sutherland's view, the interests of the Company's management and public stockholders are not the same as the interests of the Partnership and the limited partners.

     NEED FOR INDEPENDENT TRUSTEE. Sutherland believes that the Partnership has outlived its utility, that the general partner will not diligently seek out change of control transactions that might yield a premium for the Partnership's 66% stock ownership of the Company, and that the general partner has interests that materially conflict with those of the limited partners. Thus, Sutherland believes that the affairs of the Partnership would best be wound up by an independent liquidating trustee who will not be hampered by any conflict of interest and who will actively seek out change of control transactions in an effort to maximize the return to the limited partners.

PROPOSED DISSOLUTION

     The Proposed Dissolution has four principal components, each of which is contingent on limited partner approval of each of the other three components.

1. REMOVAL OF THE GENERAL PARTNER. The first component is the removal of the general partner. Section 7(g) of the Partnership Agreement authorizes a majority in interest of the limited partners to remove the general partner if they determine in their discretion that the general partner is not performing in the best interest of the Partnership or if they determine that it is otherwise in the best interest of the Partnership to remove the general
partner.   For the reasons discussed under "Background and Purpose of the
Proposed Dissolution," Sutherland believes that it is in the best interests of the Partnership and the limited partners to remove the general partner. Under Section 11(a)(iv) of the Partnership Agreement, removal of the general partner will result in the dissolution of the Partnership unless within 90 days of the removal all limited partners vote to elect a successor general partner. Because Sutherland will not vote in favor of the election of a successor general partner, upon removal of the general partner the
Partnership would after 90 days be dissolved by virtue of Section 11(a)(iv)
of the partnership agreement. In addition, by removing the general partner, the Partnership will have the option of acquiring a substantial portion of the general partner's interest in the Partnership. Sutherland believes that such an acquisition of the general partner's interest is likely (but not guaranteed) to decrease the distributions which the general partner will be entitled to receive upon the dissolution and liquidation of the Partnership and result in a corresponding increase in the distributions to the limited
partners.   See "Proposed Dissolution - 4.  Approval of Plan of Dissolution"
and "Summary of Certain Provisions of the Partnership Agreement - Resignation, Withdrawal, Bankruptcy, Insolvency, Dissolution, Retirement or Reorganization of the General Partner."

2. DISSOLUTION OF THE PARTNERSHIP. The second component of the Proposed Dissolution is the determination by a majority in interest of limited partners to dissolve the Partnership, contingent on removal of the general partner, pursuant to their right to do so under Section 11(a)(iii) of the partnership agreement. Although, as explained above, the removal of the general partner would ultimately result in the dissolution of the Partnership, the determination by a majority of limited partners to dissolve the Partnership will cause the Partnership to be dissolved 90 days earlier than if limited partners only removed the general partner. By causing dissolution to occur immediately upon the removal of the general partner, limited partners are entitled under Section 17-803(a) of the Act to appoint immediately an independent liquidating trustee to wind up the Partnership's business and affairs.

3. APPOINTMENT OF INDEPENDENT LIQUIDATING TRUSTEE. The third component of the Proposed Dissolution is the appointment pursuant to Section 17-803(a) of the Act of Judge Charles B. Renfrew (retired) as the independent liquidating trustee (the "Trustee") to carry out the winding up of the Partnership's business and affairs. See "About the Trustee." Judge Renfrew has no prior relationship with the Partnership, the general partner, the Company, Sutherland, The Mills Law Firm, Smith, Katzenstein & Furlow LLP or, to the knowledge of Sutherland and her attorneys, any affiliates or associates of any of the foregoing.

4. APPROVAL OF PLAN OF DISSOLUTION. The fourth component of the Proposed Dissolution is the approval of a plan of dissolution that the Trustee will follow in connection with winding up the Partnership's business and affairs. See Exhibit A. Under that plan, the Trustee will hire a nationally recognized investment banking or similar financial firm, or a qualified business broker, to seek out and structure a change of control transaction in an effort to maximize the price received by the Partnership for its 66% of the Company's common stock. The Trustee will seek to identify, enter into and consummate a change of control transaction as soon as practical following approval of the plan. Factors such as litigation, the need for regulatory approvals, or other circumstances may delay implementation of a change of control transaction.

     If no change of control or similar transaction is identified, or if identified is not entered into or consummated, and the Trustee determines that it is not reasonably likely that a change of control transaction can be consummated within a reasonable period of time, the Trustee will as soon thereafter as practical either (a) distribute pro rata to partners the common stock of the Company owned by the Partnership, net of expenses of the plan of dissolution, or alternatively (b) sell the Company's stock in a registered offering and distribute net cash proceeds to limited partners. (The Partnership and the Company are parties to a registration rights agreement pursuant to which the Company has agreed to register at its expense the Company's common stock owned by the Partnership.) In deciding whether to sell the Company's stock in a registered offering or to distribute the stock to the limited partners, the Trustee will select the option that, in the good faith business judgment of the Trustee, produces the highest return for the limited partners, and in doing so may consider all such factors as the Trustee in his sole discretion deems appropriate, which may include some or all of the following: (a) whether the return that could be received for the Company's stock in a public offering would likely be higher than, lower than, or equal to the market price of the Company's stock; (b) the impact that distribution of the Company's stock to the limited partners would likely have on the market price of the stock; (c) whether there would be any restrictions on the limited partners' ability to freely trade stock that is distributed to them; (d) the condition of the stock market; (e) potential tax consequences to the Partnership and its partners; (f) the expenses likely to be associated with each of the two options; and (g) the views expressed, if any, by limited partners.

     If stock is distributed to limited partners, they will be able to decide whether to retain the stock distributed to them or sell such stock in the open market. The Company is a reporting company under the Securities Exchange Act of 1934 and its common stock is listed on the NASDAQ National Market. Shares of the Company's common stock distributed to limited partners in a liquidating distribution should be freely transferrable. Should the stock not be registered pursuant to the registration rights agreement, Sutherland nevertheless expects that the stock will be unrestricted stock or, if restricted stock, will be freely tradable under SEC Rule 144(k) by limited partners who are not affiliates of the Company.

     Sutherland cannot predict whether a change of control transaction will be identified by the Trustee or whether any such transaction will in fact be consummated. However, if such a transaction is consummated, it may take the form of a sale or exchange for cash or other property (including securities of another entity) of the common stock of the Company owned by the Partnership, a merger of the Partnership into another entity, or some other form of transaction. To ensure liquidity for limited partners, the proposed plan of dissolution requires the Trustee to dispose of the Partnership's assets only for cash, cash equivalents, or securities that when distributed to limited partners will be fully marketable without restriction.

     In addition to the attempt to obtain a price for the common stock of the Company owned by the Partnership reflective of the going concern value of the Company, the plan of dissolution provides that the Trustee will exercise the Partnership's option to acquire a substantial portion of the general partner's interest in the Partnership following the removal of the general partner, unless the Trustee determines in his sole discretion that it would not be in the best interests of the Partnership to do so. The partnership agreement provides in substance that after the limited partners receive the Priority Return, any gain resulting from the sale of all or substantially all of the Partnership's assets is to be allocated 30% to the general partner and 70% to the limited partners. However, the partnership agreement also provides that in the event that the general partner is removed, the Partnership has the option of purchasing the general partner's interest at its appraised value, subject to the right of the general partner to retain a 7.5% interest in distributions after the Priority Return is reached. Sutherland believes that the cost of acquiring the general partner's interest in the Partnership will be substantially less than the amount of distributions that the general partner would be entitled to receive if the general partner retained its full interest. Thus, Sutherland believes that distributions to limited partners would likely be increased if the Partnership exercised its right to acquire a substantial portion of the general partner's interest. Whether such an increase would occur will depend on a number of factors not presently ascertainable, including the method used to appraise the value of the general partner's interest. Whether the Partnership exercises the option to acquire the general partner's interest will be determined by the Trustee, in his sole discretion, based on the circumstances at the time. For example, if the Trustee determines that the Priority Return will likely not be achieved as a result of a change of control transaction, or that no change of control transaction is likely and that the common stock of the Company will thus likely be distributed to limited partners or sold in a registered offering, the Trustee may also determine that it would not be in the best interests of the Partnership and the limited partners to exercise the Partnership's option to acquire the general partner's interest.

     In making any determination related to the implementation of the Proposed Dissolution, including but not limited to any determination as to whether it is reasonably likely that a change of control transaction will occur, whether it is reasonably likely that the Trustee will be able to enter into one or more agreements relating to a change of control transaction, whether there is a reasonable likelihood that a change of control transaction can be consummated, and whether it would be in the best interests of the Partnership to exercise its option to acquire a part of the general partner's interest, the Trustee may rely in good faith on the opinion of any person, including any investment banking firm or similar financial institution or business broker that the Trustee may retain, any counsel that the Trustee may retain, or any other person selected by the Trustee as to matters the Trustee reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Trustee.

CONSENT TO THE PROPOSED DISSOLUTION

     By this Proxy Statement, each limited partner is being asked to grant to Sutherland a proxy authorizing Sutherland to execute a written consent on behalf of such limited partner to the Proposed Dissolution, which includes the removal of the general partner, the dissolution of the Partnership, the appointment of Judge Charles B. Renfrew (retired) as a liquidating trustee, and the adoption of the plan of dissolution attached as Exhibit A hereto.

     For the Proposed Dissolution to be adopted, it must be approved by the holders of more than 50% of the Partnership's outstanding limited partnership interests. The Partnership has outstanding 800 units of limited partnership interests held by approximately 1,900 limited partners. Holders of more than 400 units must grant proxies to Sutherland for Sutherland to be able to execute a written consent approving the Proposed Dissolution.

SELECTION AND APPROVAL OF OPINION OF SPECIAL COUNSEL

     In addition to the consent necessary to adopt the Proposed Dissolution, the Partnership Agreement requires that at least 10% in interest of limited partners select counsel to render an opinion concerning certain legal matters and that a majority in interest of limited partners approve the opinion of counsel as a condition to the right of limited partners to exercise their right to vote or consent to certain actions, including removal of the general partner. Sutherland has obtained such an opinion from Roberts, Isaf & Summers ("Special Counsel"), a law firm located in Atlanta, Georgia. See "About the Special Counsel." A copy of the opinion of Special Counsel is attached as Exhibit B to this Proxy Statement. The proxy solicited by Sutherland includes a proxy to execute a written consent selecting Roberts, Isaf & Summers as Special Counsel and approving the opinion rendered by them.

CONDITIONS TO THE PROPOSED DISSOLUTION

     As a condition to the Proposed Dissolution, a majority in interest of limited partners must grant to Sutherland proxies to express their written consent selecting Roberts, Isaf & Summers as Special Counsel, approving the opinion rendered by Special Counsel, and adopting the Proposed Dissolution. In addition, the Proposed Dissolution will not be consummated unless: (i) all necessary regulatory approvals, if any, are obtained, (ii) no provision of applicable law or regulations and no order or decree prohibits implementation or consummation of the Proposed Dissolution and (iii) all actions by or filings with any governmental body, agency or official authority required to permit the consummation of the Proposed Dissolution have occurred.

SUMMARY OF CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

     The tax consequences of the Proposed Dissolution cannot be predicted at the present time. They will depend on the terms and conditions of the transaction that is ultimately consummated by the Trustee.

     Generally, if no change of control transaction were consummated, and shares of common stock of the Company were to be distributed to limited partners, no taxable gain or loss would be recognized on the shares distributed. A limited partner's tax basis in the shares distributed to the limited partner should equal the tax basis of the limited partner's units immediately prior to the distribution.

     In the event of a change of control or other transaction that resulted in a sale by the Partnership of the shares of common stock of the Company owned by the Partnership for cash, followed by a distribution of the cash consideration (net of expenses of the sale and certain other Partnership expenses associated with the Proposed Dissolution), each limited partner would recognize a long term capital gain equal to the difference between the limited partner's basis in the units owned by the limited partner and the amount of the gain allocated to the limited partner pursuant to the partnership agreement.

     In the event of a change of control transaction that resulted in an exchange of the shares of common stock of the Company owned by the Partnership for securities or other consideration, whether the transaction would require limited partners to recognize any gain or loss in connection with the transaction would depend on the nature of the transaction and the consideration received. While it is possible that such a transaction might be structured to avoid recognition of gain or loss for tax purposes, it is more likely that the transaction would require limited partners to recognize gain or loss for tax purposes.

     In order to pay the liabilities of the Partnership and to fund expenses of the Proposed Dissolution, including the fees of the Trustee, some of the shares of stock of the Company owned by the Partnership will be sold. In connection with such a sale of stock and the payment of expenses, a taxable gain or loss will be recognized that will be allocated to limited partners in accordance with the terms of the Partnership Agreement.

     In addition to federal tax considerations, limited partners may be affected by state tax laws in connection with Proposed Dissolution. Accordingly, limited partners are advised to consult with their tax advisors concerning both the federal and state tax law consequences to limited partners in the event the Proposed Dissolution is effected.

SUMMARY OF EXPENSES OF THE PROPOSED DISSOLUTION

     The expenses of the Proposed Dissolution will depend on the type of transaction that the Trustee ultimately implements in connection with the dissolution and winding up of the Partnership and cannot be determined at present. Expenses in connection with the solicitation of proxies for the Proposed Dissolution, which are being advanced by Sutherland's attorneys but which will be reimbursed by the Partnership if the Proposed Dissolution is approved, are expected to be in the range of approximately $75,000. In addition, the Partnership will incur the expense of the Trustee's fees and expenses, which would not be less than $75,000 and could be substantially higher. The Trustee may retain an investment banking firm or similar professional to assist in identifying and structuring a change of control transaction. The fees and expenses of such a professional are typically contingent on the consummation of the transaction and often range from one to one and a quarter percent of the value of the corporation being acquired in the transaction. Should the Trustee determine to make a public offering of the stock of the Company owned by the Partnership, the Partnership would incur the expense of the underwriter's commissions, which may be in the range of 5% of the total offering proceeds. The Partnership would be required in connection with its dissolution to discharge its debts and other obligations. Sutherland believes that the Partnership's only material liability is its indebtedness to the Company in the approximate amount of $434,000. See "The Proposed Dissolution - Expenses of the Plan of Dissolution."

                                  RISK FACTORS

     Limited partners should consider carefully all of the information contained in this Proxy Statement prior to executing and returning the enclosed form of proxy. Summarized below are certain significant risk factors relating to the Proposed Dissolution. These risk factors are not the only risks related to the Proposed Dissolution, and the order in which they are discussed is not indicative of their relative importance. The risk factors summarized below should be considered in the context of all of the information contained in this Proxy Statement. See also "The Proposed Dissolution - Risks."

POSSIBLE LACK OF CHANGE OF CONTROL TRANSACTION

     Sutherland is proposing the Proposed Dissolution in part because she believes that there is a significant chance that the Company, or the Partnership's 66% stock interest in the Company, can be sold at a price that reflects a material premium over the current market price for the Company's common stock. However, there is the risk that, if the Proposed Dissolution were adopted, the Trustee will be unable to locate a purchaser and negotiate and implement a change of control transaction that will result in a control premium being paid for the Company or the Partnership's 66% stock interest in the Company. In such a case, limited partners would receive either a pro rata distribution of the Company's stock, net of the expenses associated with the Proposed Dissolution, or a pro rata distribution of the cash proceeds of a registered offering of the Company's stock, net of the expenses of the Proposed Dissolution.

POSSIBLE OPPOSITION BY THE COMPANY

     If the Trustee were to locate a prospective buyer, the board of directors of the Company may oppose any change of control transaction. The Company's certificate of incorporation and bylaws contain provisions that prohibit stockholders, including the Partnership, from calling a special meeting or taking action by written consent. These provisions could make it more difficult for the Partnership to remove the incumbent directors in the event they oppose a change of control transaction. Thus, such provisions may discourage, delay, or make more difficult a change of control transaction.

     Because the general partner in the past approved an amendment to the certificate of incorporation of the Company that took away the right of stockholders of the Company to act by written consent in lieu of a meeting, the Partnership cannot use its stock ownership to remove directors of the Company except at a meeting of stockholders. The stockholders have no right to call a special meeting of stockholders. It is most likely, therefore, that the Partnership could remove directors only at an annual meeting of stockholders. The Company last held an annual meeting in February of 1998. On July 2, 1998, the general partner's counsel informed Sutherland that the Company has not yet set a date for its next annual meeting but that the likely date will be some time in February of 1999.

     The Company is also subject to Section 203 of the Delaware General Corporation Law. Section 203 restricts certain business combinations with any stockholder who acquires 15% or more of the Company's stock (called an "Interested Stockholder") for a period of three years after a person becomes an Interested Stockholder. Such restrictions do not apply if the board of directors of the Company approve in advance either the person becoming an Interested Stockholder or the business combination, or the business combination is approved by the holders of at least two-thirds of the Company's stock (excluding shares owned by the Interested Stockholder). In May of 1998, the Partnership transferred 82,056 shares of common stock of the Company to the Company to pay certain debt owed to the Company. See "The Partnership." One result of this use of stock was to reduce the Partnership's stock ownership in the Company from approximately 66.7% to approximately 66.4%, thus causing the Partnership's ownership to fall below the two-thirds level sufficient to satisfy the vote requirement for exempting a transaction from Section 203. Consequently, if the board of directors of the Company opposes a change of control transaction, Section 203 and the inability of the Partnership to elect a new board of directors except at an annual meeting may deter, discourage, delay, or make more difficult a change of control transaction proposed by the Trustee.

POSSIBLE FAILURE TO APPROVE PROPOSED DISSOLUTION

     If the Proposed Dissolution is not approved, Sutherland believes that the general partner will simply continue to conduct the business of the Partnership as currently conducted. The general partner stated in its proxy statement relating to the now-withdrawn GP Plan that if that plan were not approved, the general partner would continue the business of the Partnership as currently being conducted. The general partner also stated that it was not then exploring any alternatives to its plan of withdrawal and dissolution, but might from time to time explore alternatives. In a May 14, 1998 press release and in a May 14, 1998 letter to limited partners, the general partner announced that the GP Plan had been withdrawn and that the Partnership would continue to hold its stock in the Company as it had done in the past.

     The general partner also disclosed in its proxy statement relating to the now-withdrawn GP Plan that at some time in the future it might elect to withdraw as general partner. Such a withdrawal would likely result in the dissolution of the Partnership and could result in a distribution in kind to the limited partners of the Company's stock owned by the Partnership. In such a case, the Partnership and the limited partners would lose any opportunity to obtain a control premium for the Partnership's 66% stock ownership of the Company. The general partner has stated that a distribution of the Company's stock to limited partners carries a risk that the market price for the Company's stock might decline by reason of the sale by limited partners of a significant amount of the Company's stock within a short period of time.

     Sutherland believes it unlikely that the general partner will resign because such a resignation would result in the general partner forfeiting any right to wind up the affairs of the Partnership and permit limited partners to appoint a liquidator or petition the Delaware Court of Chancery for the appointment of a liquidator pursuant to Section 17-804(a) of the Act. Given the identity between the persons controlling the general partner and the Company, Sutherland believes it is doubtful that they would voluntarily relinquish control over the winding up of the Partnership's affairs. In addition, resignation of the general partner would result in the Partnership having the right to buy out a substantial portion of the general partner's interest in the Partnership, which could reduce the total returns to the general partner. For these reasons, Sutherland believes at present that it is unlikely that the general partner would elect to resign.

ELECTION TO DISSOLVE IRREVOCABLE

     The election by limited partners to dissolve the Partnership will be irrevocable once Sutherland executes and delivers to the Partnership the written consent of a majority in interest of the limited partners to dissolve the Partnership. Thereafter, limited partners will not be able to revoke the dissolution of the Partnership even if circumstances develop that make it more advantageous to limited partners not to have dissolved the Partnership.

POSSIBLE LITIGATION

     Sutherland anticipates that the general partner and management of the Company and/or certain limited partners who supported the GP Plan will oppose the Proposed Dissolution to which this Proxy Statement relates and may institute litigation in an effort to prevent Sutherland from soliciting proxies in favor of the Proposed Dissolution or to enjoin implementation of the Proposed Dissolution. It is also possible that the general partner will contest the validity of its removal as general partner. Were any such litigation commenced, it might delay execution of a written consent to the Proposed Dissolution, deter, discourage or make more difficult a change of control transaction or otherwise delay or prevent implementation of the Proposed Dissolution.

RISK OF AMOUNT DUE GENERAL PARTNER

     The partnership agreement provides that in the event of a sale of substantially all of the Partnership's ownership interest in the Company, after limited partners receive a "Priority Return," the gain realized by the Partnership from the sale is to be allocated 70% to limited partners as a group and 30% to the general partner. Under the partnership agreement, the Priority Return occurs when limited partners have received distributions that in the aggregate equal their original capital contributions plus interest at 6% per annum, compounded annually. Because limited partners have received no distributions from the Partnership, for the Priority Return to occur the limited partners would have to receive, as of September 1998, approximately $190,000 in respect of each unit.

     The Priority Return would be reached, as of September 1998, if the Partnership receives approximately $27 per share for its stock in the Company. Thus, if the Trustee liquidates the Partnership through a transaction in which the Partnership receives more than $27 per share for its Company stock, the General Partner would be entitled to 30 percent of the excess proceeds, subject to the Partnership's right to buy out a substantial portion of the General Partner's interest upon removal, as discussed below.

     A clause in the partnership agreement provides that, after the Limited Partners have received their Priority Return, gain received by the Partnership in a sale of the Company or in the liquidation of the Partnership is to be "allocated to the least extent necessary to cause the aggregate Capital Accounts of the General Partner and of the Limited Partners to be in a ratio of 30% for the General Partner and 70% for the Limited Partners."
The general partner and certain limited partners who claim to have participated in the development of the GP Plan have contended, apparently relying on this clause, that the General Partner would be entitled to approximately the first $60 or $65 million of distributions made by the Partnership after the Priority Return is reached. Sutherland believes that this contention by the general partner and the general partner's application of the clause in question are both incorrect and inconsistent with representations made to limited partners in the Partnership's original offering materials used in connection with the sale of limited partnership units. The Mills Law Firm and Smith, Katzenstein & Furlow LLP, Sutherland's attorneys, and an expert consulted by them, have concluded that the capital accounts of the general partner and of the limited partners will be actually or approximately equal to zero after distributions are made sufficient to cause the Priority Return to be reached and that therefore the clause relied on by the general partner will have no material monetary effect. The expert consulted by Sutherland's attorneys, Kupperberg & Associates, is a certified public accounting firm with significant audit, tax and business experience and has testified in accounting matters in numerous state and federal courts. Kupperberg & Associates has further advised Sutherland's attorneys that, in the opinion of Kupperberg & Associates, the purpose of the clause in question was to adjust partnership distributions in the event that the Priority Return was reached prior to a sale of the Partnership or liquidation of the Company and the Partnership then owned assets such as furniture or fixtures. If the Proposed Dissolution is approved, the Priority Return will be reached, if at all, only as a result of the liquidation of the Partnership and/or sale of the Company, because the Partnership has never made any distributions. In addition, the Company's stock is the Partnership's only substantial asset. Accordingly, Sutherland's attorneys have concluded that the clause in question will not be implicated in a manner that would cause it to significantly affect distributions to the limited partners. This conclusion is also supported by the fact that the original offering memorandum used by the general partner in 1987 to sell units in the Partnership stated, in an illustration of the economic and tax consequences of a hypothetical sale of the Company, that the general partner would receive 30 percent of the proceeds after the Priority Return was reached and the limited partners would receive 70 percent. However, although Sutherland's attorneys have concluded that it is unlikely that a court would accept the general partner's current application of the clause in question, their conclusion may not be correct and a court may accept the general partner's current application of the clause. In that case, the return received by the limited partners in the Proposed Dissolution could be significantly reduced.

     The partnership agreement gives the Partnership the right to purchase the general partner's interest following its removal as general partner, subject only to the right of the general partner to retain a 7.5% interest in any gain realized by the Partnership after the Priority Return has been paid to limited partners. The purchase price for the general partner's interest is determined by one appraiser appointed by the general partner, one appraiser appointed by the Partnership, and one appraiser selected by the other appraisers in the event the two appraisers cannot agree on the value of the general partner's interest. The plan of dissolution provides (unless the Trustee determines in his sole discretion that it would not be in the best interests of the Partnership to do so) that the Trustee will exercise the Partnership's option to acquire the general partner's interest, as Sutherland believes that such an acquisition should decrease the amount otherwise allocable to the general partner and increase correspondingly the amount allocable to the limited partners. There can be no assurance, however, that the Trustee will either elect or be able to cause the Partnership to acquire the general partner's interest or that such acquisition will materially benefit limited partners.

POSSIBLE DECLINE IN MARKET PRICE FOR THE COMPANY'S STOCK

     The future market price for the Company's stock is inherently unpredictable. General market and economic conditions may adversely affect the trading price for the Company's stock, as may any adverse developments in the business of the Company. Thus, there is a risk that the market price might decline, with the result that the value of a change of control transaction may decline. In the event that no change of control transaction is consummated, such that the Company's stock owned by the Partnership is sold by the Partnership in a registered offering or distributed in kind to limited partners, the value of the stock at the time of such sale or distribution may be less than its current market price. Moreover, if following a distribution of stock by the Partnership a substantial amount of the distributed stock is sold in a short period of time by limited partners, such sales may result in a decline in the market price for the Company's stock. Sutherland believes any such decline caused by sales of the Company's common stock by limited partners would be temporary. Further, in the event that the Trustee distributes the Company's common stock, the Trustee will include with such distribution a notice reminding limited partners of the possible impact on the market value of the stock if a substantial number of limited partners immediately sell substantial amounts of the stock received by them.

CERTAIN TAX RISKS AND POSSIBLE TAX GAIN

     The tax consequences to limited partners in connection with a change of control or other transaction as contemplated by the Proposed Dissolution will depend on the specific terms of the transaction. Thus, it is not possible to predict the actual federal and state tax consequences. Generally, however, were the Partnership to dispose of its stock interest in the Company for cash, recognizable gain would be incurred by the Partnership in connection with the sale and allocated to limited partners in accordance with the partnership agreement. Limited partners would be taxed on the difference between their tax basis in their units and the gain allocated to them.

     It is possible, however, that a change of control transaction might take a form, such as a like kind exchange or a merger, that would not require the Partnership or limited partners to recognize any gain in connection with the change of control transaction. In such a case, recognition of gain by limited partners may be deferred until disposition of the property received by them.

     Similarly, should no change of control transaction occur, and the Company's stock owned by the Partnership be distributed to limited partners, no gain would be recognized by limited partners until they sold the shares distributed to them.

     The Trustee will attempt to structure a transaction that achieves the best return reasonably obtainable. While the Trustee will take into account the tax consequences of a transaction, limited partners will have no control over the transaction selected by the Trustee except to the extent that the transaction itself takes a form, such as a merger of the Partnership into another entity, that requires a vote of limited partners. Accordingly, limited partners may be unable to avoid adverse tax consequences to them resulting from a change of control transaction or the Proposed Dissolution. Limited partners are advised to consult with their own tax advisors concerning the possible tax consequences to them of the Proposed Dissolution.

POSSIBLE NEED FOR ADDITIONAL LIMITED PARTNER VOTE

     The Proposed Dissolution confers broad power on the Trustee to dispose of the assets of the Partnership. However, it is possible that the Trustee may determine that the best return to the Partnership and limited partners may involve a type of change of control transaction, such as a merger of the Partnership into an acquiror in exchange for cash or other securities, that requires the approval of the limited partners. It is also possible that a transaction or series of transactions proposed by the Trustee will be subject to federal legislation regulating limited partnership roll-ups. Certain transactions subject to such federal roll-up legislation require approval by two-thirds or three-fourths in interest of limited partners, depending on the terms of the transaction. If the Trustee proposes such a transaction, the appropriate amount in interest of limited partners would have to approve the transaction for it to be implemented. If the transaction proposed by the Trustee requires approval by a vote of the limited partners, the Partnership may bear the additional expense of soliciting proxies in connection with such a transaction. While the Trustee will endeavor to have such costs and expenses borne by the other party to the transaction, there is no assurance that the Trustee will be able to do so. Even if the Trustee is able to do so, there is no assurance that such costs and expenses will not be borne indirectly by the Partnership and the limited partners through a reduction in the amount of the consideration paid for the stock of the Company owned by the Partnership.

POSSIBLE DELAY IN LIQUIDATION

     The Proposed Dissolution and related Plan of Dissolution (see Exhibit A to this Proxy Statement) do not impose time limitations on the Trustee to effect any change of control transaction or distribute Partnership assets in kind following dissolution. The Trustee will have considerable discretion in determining whether a change of control transaction remains feasible, and changes in the economy or the stock market may cause the Trustee to delay implementation of a change of control transaction until the economy or market conditions improve. Similarly, the Trustee will have considerable discretion in determining whether to distribute the Partnership's assets in kind to limited partners. It is likely that the Trustee will delay any distribution in kind until such time as the Trustee is satisfied that it is not reasonably likely that a change of control transaction providing a premium over market will be entered into or consummated. Accordingly, the Proposed Dissolution carries the risk of a material delay between the approval of the Proposed Dissolution and the receipt by limited partners of any liquidating distributions.

                            THE PROPOSED DISSOLUTION

     The dissolution proposed by Sutherland is set forth in a Plan of Dissolution, a copy of which appears as Exhibit A to this Proxy Statement. The Proposed Dissolution has four principal components, each of which is described below. Limited partners should read the description below in conjunction with the full text of the Plan of Dissolution. Implementation of each component of the Proposed Dissolution is contingent on the receipt of proxies sufficient to approve all components of the Proposed Dissolution.

     REMOVAL OF GENERAL PARTNER. The first component is the removal of the general partner. Section 7(g) of the Partnership Agreement authorizes a majority in interest of the limited partners to remove the general partner if they determine, in their discretion, that the general partner is not performing in the best interest of the Partnership or if they determine that it is otherwise in the best interest of the Partnership to remove the general partner. For the reasons described under "Background and Purpose of the Proposed Dissolution," Sutherland believes that it is in the best interests of the Partnership and the limited partners to remove the general partner. Under Section 11(a)(iv) of the Partnership Agreement, removal of the general partner will result in the dissolution of the Partnership unless within 90 days of the removal all limited partners vote to elect a successor general partner. Because Sutherland will not vote in favor of the election of a successor general partner, upon removal of the general partner the Partnership would after 90 days be dissolved by virtue of Section 11(a)(iv) of the partnership agreement. In addition, by removing the general partner, the Partnership will have the option of acquiring a substantial portion of the general partner's interest in the Partnership. Sutherland believes that such an acquisition of the general partner's interest is likely (but not guaranteed) to decrease the distributions which the general partner will be entitled to receive upon the dissolution and liquidation of the Partnership and result in a corresponding increase in the distributions to the limited partners.

     DISSOLUTION OF THE PARTNERSHIP. The second component of the plan of dissolution is the determination by a majority in interest of limited partners, contingent on removal of the general partner, to dissolve the Partnership, pursuant to their right to do so under Section 11(a)(iii) of the partnership agreement. Although, as explained above, the removal of the general partner would ultimately result in the dissolution of the Partnership, the determination by a majority of limited partners to dissolve the Partnership will cause the Partnership to be dissolved 90 days earlier than if limited partners only removed the general partner. By causing dissolution to occur immediately upon the removal of the general partner, limited partners are entitled under Section 17-803(a) of the Act to immediately appoint an independent liquidating trustee to wind up the Partnership's business and affairs.

     APPOINTMENT OF INDEPENDENT LIQUIDATING TRUSTEE. The third component of the Proposed Dissolution is the appointment pursuant to Section 17-803(a) of the Act of Judge Charles B. Renfrew (retired) as the independent liquidating trustee (the "Trustee") to carry out the winding up of the Partnership's
business and affairs.  See "About the Trustee."   The procedures that the
Trustee will follow in winding up the Partnership are described below in "Approval of Plan of Dissolution." Judge Renfrew has no prior relationship with the Partnership, the general partner, the Company, Sutherland, Sutherland's attorneys or, to the knowledge of Sutherland or her attorneys, any affiliates or associates of any of the foregoing. For more information about Judge Renfrew, see "About the Trustee." The Plan of Dissolution provides for the Trustee to receive both a flat fee of $75,000 as well as a contingent fee (which may range from zero to several hundred thousand dollars) based on the net value per share received by the Partnership for its stock in the Company. See "Expenses of the Plan of Dissolution," "About the Trustee" and Exhibit A for a more complete description of the Trustee's fees. In addition, the Trustee will be reimbursed for all expenses incurred on behalf of the Partnership in connection with the dissolution and liquidation of the Partnership, including the identification, negotiation and implementation of any change of control transaction. The Trustee will be entitled to be indemnified for any loss arising out of the performance by the Trustee of the Trustee's duties, except for any loss resulting from the gross negligence or willful misconduct of the Trustee. In the event the Trustee is sued or otherwise involved in any action, suit or proceeding arising out of the Trustee's service as the liquidating trustee, the Trustee will be entitled to have all litigation expenses, including attorneys' fees, paid by the Partnership in advance of the final disposition of the action, suit or proceeding, provided that the Trustee first furnishes the Partnership with an undertaking to repay such advances in the event that it is ultimately determined that the Trustee is not entitled to be indemnified by the Partnership for such expenses.

     APPROVAL OF PLAN OF DISSOLUTION. The fourth component of the Proposed Dissolution is the approval of a plan of dissolution that the Trustee will follow in connection with winding up the Partnership's business and affairs. Under that plan, the Trustee will hire a nationally recognized investment banking or similar financial firm, or a qualified business broker, to seek out and structure a change of control transaction in an effort to maximize the price received by the Partnership for its 66% of the Company's common stock. The Trustee will seek to identify, enter into and consummate a change of control transaction as soon as practicable following approval of the plan. Factors such as litigation, the need for regulatory approvals, or other circumstances may delay implementation of a change of control transaction.

     If no change of control or similar transaction is identified, or if identified is not entered into or consummated, and the Trustee determines that it is not reasonably likely that a change of control transaction can be consummated within a reasonable period of time, the Trustee will as soon thereafter as practicable either (a) distribute pro rata to partners the common stock of the Company owned by the Partnership, net of expenses of the plan of dissolution, or alternatively (b) sell the Company's stock in a registered offering and distribute net cash proceeds to limited partners. (The Partnership and the Company are parties to a registration rights agreement pursuant to which the Company has agreed to register at its expense the Company's common stock owned by the Partnership.) In deciding whether to sell the Company's stock in a registered offering or to distribute the stock to the limited partners, the Trustee will select the option that, in the good faith business judgment of the Trustee, produces the highest return for the limited partners, and in doing so may consider all such factors as the Trustee in his sole discretion deems appropriate, which may include some or all of the following: (a) whether the return that could be received for the Company's stock in a public offering would likely be higher than, lower than, or equal to the market price of the Company's stock; (b) the impact that distribution of the Company's stock to the limited partners would likely have on the market price of the stock; (c) whether there would be any restrictions on the limited partners' ability to freely trade stock that is distributed to them; (d) the condition of the stock market; (e) potential tax consequences to the Partnership and its partners; (f) the expenses likely to be associated with each of the two options; and (g) the views expressed, if any, by limited partners.

     In addition to the attempt to obtain a price for the common stock of the Company owned by the Partnership reflective of the going concern value of the Company, the plan of dissolution provides that the Trustee will exercise the Partnership's option to acquire a substantial portion of the general partner's interest in the Partnership following the removal of the general partner, unless the Trustee determines in his sole discretion that it would not be in the best interests of the Partnership to do so. The partnership agreement provides in substance that after the limited partners receive their Priority Return, any gain resulting from the sale of all or substantially all of the Partnership's assets is to be allocated 30% to the general partner and 70% to the limited partners. However, the partnership agreement also provides that in the event that the general partner is removed, the Partnership has the option of purchasing the general partner's interest at its appraised value, subject to the right of the general partner to retain a 7.5% interest in distributions after the Priority Return is reached. Sutherland believes that the cost of acquiring the general partner's interest in the Partnership will be substantially less than the amount of distributions that the general partner would be entitled to receive if the general partner retained its full interest. Thus, Sutherland believes that distributions to limited partners would likely be increased if the Partnership exercised its right to acquire a substantial portion of the general partner's interest. Whether such an increase would occur will depend on a number of factors not presently ascertainable, including the method used to appraise the value of the general partner's interest. Whether the Partnership exercises the option to acquire the general partner's interest will be determined by the Trustee, in his sole discretion, based on the circumstances at the time. For example, if the Trustee determines that the Priority Return will likely not be achieved as a result of a change of control transaction, or that no change of control transaction is likely and that the common stock of the Company will thus likely be distributed to limited partners or sold in a registered offering, the Trustee may also determine that it would not be in the best interests of the Partnership and the limited partners to exercise the Partnership's option to acquire the general partner's interest.

     In making any determination related to the implementation of the Proposed Dissolution, including but not limited to any determination as to whether it is reasonably likely that a change of control transaction will occur, whether it is reasonably likely that the Trustee will be able to enter into one or more agreements relating to a change of control transaction, whether there is a reasonable likelihood that a change of control transaction can be consummated, and whether it would be in the best interests of the Partnership to exercise its option to acquire a part of the general partner's interest, the Trustee may rely in good faith on the opinion of any person, including any investment banking firm or similar financial institution or business broker that the Trustee may retain, any counsel that the Trustee may retain, or any other person selected by the Trustee as to matters the Trustee reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Trustee.

     NO ASSURANCE OF CHANGE OF CONTROL TRANSACTION. Sutherland cannot predict what, if any, change of control transaction may be identified by the Trustee, or whether any such transaction will in fact be consummated. Accordingly, adoption of the Proposed Dissolution carries a risk that the Partnership and limited partners will not receive a price for the Company's common stock owned by the Partnership that is materially greater than the current market price. However, if such a transaction is consummated, it may take the form of a sale or exchange for cash or other property (including securities of another entity) of the common stock of the Company owned by the Partnership, a merger of the Partnership into another entity, or some other form of transaction. To ensure liquidity for limited partners, the proposed plan of dissolution requires the Trustee to dispose of the Partnership's assets only for cash, cash equivalents, or securities that when distributed to limited partners will be fully marketable without restriction.

     PRINCIPAL INTENDED BENEFITS. The Proposed Dissolution is intended to provide the following principal benefits:

     - The creation of liquidity for limited partners on their investment, through either a distribution in cash, cash equivalents or other marketable securities received in a sale or other disposition of the Partnership's assets or, if such a sale does not take place, through the distribution of the common stock of the Company owned by the Partnership.

     - Acquirors typically pay a price reflective of a company's going concern value in return for obtaining control over the company. Entrusting the liquidation of the Partnership to an independent, disinterested Trustee is intended to assure that material efforts will be made to sell the common stock of the Company owned by the Partnership in a transaction or series of transactions designed to achieve the best price available.

     - As the general partner has itself stated, there is no business purpose or benefit to limited partners from holding an interest in a partnership, the sole purpose and activity of which is to hold publicly traded shares of a single corporation. The dissolution of the Partnership will eliminate the cost and inefficiency of maintaining such a partnership entity and will simplify tax reporting for limited partners.

While Sutherland believes the foregoing intended benefits will result from adoption of the Proposed Dissolution, there can be no assurance that any of such intended benefits will in fact result.

     RISKS. Among the material risks of the Proposed Dissolution are the following:

     - It is not possible to predict whether a change of control transaction will be consummated, and if consummated, when proceeds would be distributed. There may be a material delay between approval of the Proposed Dissolution and any distribution to the limited partners.

     - At the time of any distribution in kind of the common stock of the Company, its trading price may be significantly lower than the price at the time limited partners execute proxies.

     - Sale of the common stock of the Company by the Partnership will prevent limited partners from realizing any potential increase in the value of the stock as a result of the possible growth of the Company's business or otherwise.

     -    The Proposed Dissolution could be the subject of litigation.

     - The Company's board of directors could oppose the consummation of a change of control transaction arranged by the Trustee.

     -    The limited partners could fail to approve the Proposed Dissolution.

     - The Proposed Dissolution of the Partnership may involve a taxable event or result in other federal and state tax consequences to limited partners.

     - Once a dissolution is approved by limited partners it cannot be undone.

     - Because neither Delaware law nor the Partnership Agreement provides limited partners with any right to dissent from or seek an independent appraisal of the value of the limited partnership interests, limited partners likely will be bound to accept the terms of the transaction or transactions entered into on behalf of the Partnership by the Trustee.

     - If the Trustee enters into a form of transaction that is a merger of the partnership into another entity or that is subject to federal legislation regulating limited partnership roll-ups, it may be necessary for the Trustee to hold a second vote to obtain the approval of limited partners.

     - The Partnership will incur material expenses in connection with the adoption and implementation of the Proposed Dissolution. See "The Proposed Dissolution - Expenses of the Plan of Dissolution."

See also "Risk Factors."

BACKGROUND AND PURPOSE OF THE PROPOSED DISSOLUTION

     LACK OF DISTRIBUTIONS. Since the inception of the Partnership, limited partners have received no distributions on their investment. By comparison, the persons controlling the general partner have received benefits that include not only substantial salaries and bonuses from the Company but also a substantial number of options to acquire the Company's common stock at favorable exercise prices. According to the Company's financial reports, Messrs. Chill, Kenner, Wright, Freed, and Beckman collectively own 360,766 options to acquire Company stock at $10.72 per share. Sutherland estimates that, as of September __, 1998, the collective value of these options was over $___ million (based on the September __, 1998 stock price of $______ per share).

     FAILURE OF GENERAL PARTNER TO PROTECT INTERESTS OF LIMITED PARTNERS. Based on various actions by the general partner described below, Sutherland believes that the general partner has subordinated the interests of limited partners to those of the Company's management, some of whom control the general partner, and to the interests of the Company's public stockholders.

     1. In 1994 the general partner caused the Partnership as the sole stockholder of the Company to approve stock option plans pursuant to which some 486,027 options were granted to directors and officers, some of whom control the general partner, thereby diluting the Partnership's 100% ownership of the Company. The existence of the options gave the directors and officers an incentive to create and increase a public float for the Company's stock and to liquidate the Partnership in a manner that will maximize the value of the options. Although the Partnership might have benefited indirectly from an award of options because of the incentives they provided to management, other performance-based incentives could have been used to reward management for their performance without diluting the Partnership's 100% ownership of the Company. Further, those members of management who control the general partner already had a financial incentive to improve the Company's performance by virtue of provisions in the partnership agreement that allocate 30% of distributions to the general partner after limited partners receive the Priority Return. See "Risk Factors - Risk of Amount Due General Partner."

     2. The general partner sought to cause the Partnership to sell its stock in the Company in a public offering in August of 1996. While such a sale would have liquidated the Partnership's assets and limited partners would have received a distribution of net assets, such a sale would have precluded the Partnership from realizing the going concern value of the Company in a change of control transaction. Public offerings by their nature do not involve the transfer of control to one person who will pay the going concern value in return for obtaining control.

     3. The general partner refused to call a meeting of limited partners to vote on the proposed public offering after more than 10% in interest of
the limited partners requested such a meeting.   Instead, in September of
1996, the general partner abandoned the proposed offering of all of the Partnership's stock in the Company and allowed the Company to conduct a public offering of approximately 2.8 million new shares of common stock. That offering was completed in November of 1996.

     4. The general partner permitted the 1996 public offering of stock by the Company to be priced on November 1, 1996 at approximately $13.00 per share rather than delaying the pricing until the Company had announced a significant improvement in the Company's earnings. Within less than two months following the public announcement on November 25, 1996 that the Company's fourth quarter net sales were up 13.5%, fourth quarter operating income was up 181%, and operating income for the fiscal year ended September 30, 1996 was up 34.1%, the price of the Company's stock had increased to nearly $20. Sutherland believes that the interests of the Partnership and its limited partners would have been better served if the general partner had required the Company to delay pricing the 1996 public offering until after the announcement of the significant improvement in the Company's earnings.

     5. A principal effect of the 1996 offering of stock by the Company was to dilute the Partnership's stock ownership from 100% to approximately 67%. By creating a 33% public stockholder minority, the Company (with the general partner's cooperation) made it more difficult for the Partnership to dispose of the Company as a whole. The 1996 public offering did result in the creation of a public market for the Company's stock. However, the Partnership generally cannot take advantage of that public market. The Partnership's ability to sell its stock is limited because the Partnership owns a controlling interest in the Company and its sales of stock are subject to restrictions under federal law. The creation of a public market benefited holders of options to purchase stock of the Company, such as the persons who control the general partner, as the public market gave value to the options and a ready market into which to sell shares acquired on exercise of options.

     6. As a result of the 1996 public offering by the Company, the Company received cash proceeds from the offering that were used to reduce debt, a public market was created for the Company's stock and the net tangible book value of a share of stock of the Company increased. The Partnership benefitted from these events, although the Partnership derives only limited value from the existence of a public market for the Company's stock because of restrictions on the Partnership's ability to sell its shares of stock in the public market. Moreover, net tangible book value per share is not generally recognized as an indicator of the actual value of stock. In addition, the reduction of the Partnership's ownership interest from 100% to approximately two thirds may have the effect of lessening the amount the Partnership might otherwise obtain in a change of control transaction. The public offering by the Company also created public minority stockholders. As a result, the board of directors no longer owes fiduciary duties only to the Partnership as the sole stockholder. To the extent that the interests of the Partnership conflict with those of the public minority stockholders, the board of directors of the Company face a conflict of interest that did not exist prior to the public offering.

     7. Prior to the 1996 public offering by the Company, it was not subject to Section 203 of the Delaware General Corporation Law. As a result of the public offering in 1996 by the Company, the Company became subject to
Section 203, a statute that makes it more difficult to effect a change of control transaction. The general partner could have taken steps to cause the Company not to become subject to Section 203, but did not.

     8. On or about September 6, 1996, the general partner permitted the Company to enter into employment agreements with executives of the Company, some of whom also control the general partner, that provide for the payment of substantial sums to them in the event of a change of control, thereby impeding change of control transactions. On or about October 24, 1996, the general partner also caused the Partnership to approve an amendment to the certificate of incorporation of the Company that eliminated the right of
stockholders to act by written consent in lieu of a meeting.   This weakened
the Partnership's control of the Company . Because the Company's stockholders have no right to call special meetings of stockholders and now must act at an annual meeting if they wish to replace the board, the Partnership can no longer act at any time to replace the board of directors.
 The amendment thus may deter or make more difficult a change of control because an acquiror of more than 50% of the stock cannot act immediately to replace the board. Because the Partnership owned 100% of the stock, and would continue to own an absolute majority after the November 1996 public offering by the Company, and management of the Company controlled the general partner, the Partnership had no need for and received no benefit from the adoption of any measures that would impede a change of control. Because the Partnership can no longer act at any time to replace the board and because the Company is now subject to Section 203, the Partnership's ability to sell freely its controlling interest in the Company has been impeded.

     9. In September of 1997, the general partner proposed a plan of dissolution (the "GP Plan") that would have dissipated entirely any premium that might be obtained for the Partnership's two-thirds controlling interest in the Company in a change of control transaction. Under the GP Plan, the Partnership Agreement was to be amended to permit limited partners to withdraw their capital, those limited partners desiring to do so could have exchanged their limited partnership units for their pro rata share of stock of the Company, all shares so withdrawn had to be sold immediately in an underwritten public offering, and all shares not withdrawn would have remained in the Partnership for distribution to limited partners 360 to 720 days after commencement of implementation of the GP Plan. The general partner's plan did not afford any opportunity for the Partnership (and indirectly the limited partners) to capture the going concern value of the Company through a change of control transaction. The compulsory public offering would have forced those limited partners who chose to withdraw their capital in the form of shares to sell the shares immediately at a discount to market and to pay material underwriters' and brokers' fees and other expenses. Those limited partners who elected not to withdraw their capital would have been forced to wait from one to two years (and possibly longer) after implementation commenced to receive a distribution of capital. A principal effect of the GP Plan would have been that the Partnership's two-thirds ownership interest would have been dispersed into the hands of a large number of public holders of stock, which would have eliminated the concentration of ownership that resides in the Partnership. Such a result would have precluded the Partnership from having any opportunity of realizing the going concern value of the Company through a change of control transaction and would likely have aided incumbent management in retaining control of the Company and fending off any change of control transaction.

     10. In May of 1998, the general partner transferred 82,056 shares of common stock of the Company owned by the Partnership to the Company in payment of $1,759,000 of expenses incurred by the Company on behalf of the Partnership. The shares were valued at $21.44, approximately the then market price of Company's publicly traded minority stock, a price that Sutherland believes to be less than the amount per share that the Partnership could realize in a change of control transaction. Thus, in Sutherland's view, the Partnership did not receive for the stock transferred to the Company an amount per share that approximated the going concern value of the Company.
In addition, as a result of this transaction, the Partnership's ownership of stock in the Company was reduced from approximately 66.7% to approximately 66.4%, thereby falling below two-thirds of the outstanding stock. This resulted in the Partnership losing its former ability as a two-thirds stockholder to cause the Company's certificate of incorporation to be amended to delete certain provisions that require a two-thirds vote for their amendment, including the provision that prohibits stockholders from acting by written consent.

     11. The general partner has announced no alternative plan for the dissolution and liquidation of the Partnership, even though the general partner has stated that the Partnership serves no business purpose and provides no benefit to limited partners.

     Sutherland was also aware that certain limited partners had instituted two lawsuits, one in the Court of Chancery of the State of Delaware (the "Chancery Court") and one in the United States District Court for the Northern District of California (the "District Court"), challenging the conduct of the general partner and the persons controlling the general partner. The complaints in those lawsuits were later amended to seek an injunction against the GP Plan. On October 23, 1997, the Chancery Court preliminarily enjoined the GP Plan, finding that it was likely that the plan's terms violated the partnership agreement. On March 19, 1998, the Delaware Supreme Court affirmed the Chancery Court's grant of a preliminary injunction. Neither the preliminary injunction nor its affirmance was a final determination on the merits that the GP Plan violated the partnership agreement. On November 6, 1997, the District Court issued a temporary restraining order against implementation of the GP Plan, finding that the plaintiff had raised serious questions as to whether the plan violated federal law relating to limited partnership roll-ups and as to whether the general partner failed to disclose properly what actions limited partners needed to take to require the GP Plan to be approved by two-thirds in interest of the limited partners. However, the District Court never made a final determination on the merits regarding these issues. Sutherland moved to intervene in the litigation in the District Court, but that motion was
denied.   Subsequently, the lead plaintiff in the District Court litigation, with Sutherland's agreement, moved to have Sutherland added to his complaint as a named plaintiff and a putative class representative, which motion has not yet been decided. See "Summary of Certain Pending Litigation." On May 14, 1998, the general partner announced that it had withdrawn the GP Plan and that the Partnership would continue to hold the Company's stock as it has in the past.

     On December 29, 1997, limited partners commenced a second lawsuit in the Chancery Court to challenge certain stock options granted by the Company to certain of its current and former directors and executive officers, some of whom control the general partner. On or about June 3, 1998, the plaintiffs in the two actions in the Chancery Court moved to consolidate the two actions and for leave to file a consolidated third amended and supplemental class and derivative complaint (the "Third Amended Complaint"). Thereafter, the defendants advised counsel for the plaintiffs that defendants did not oppose the motion, and on June 23, 1998, the Chancery Court entered an order consolidating the two actions and granting leave to file the Third Amended Complaint. On July 20, 1998, the defendants filed a motion to dismiss the Third Amended Complaint. See "Summary of Certain Pending Litigation."

     In its proxy statement soliciting votes in favor of its now withdrawn plan, the general partner indicated that the Partnership had outlived its purpose, stating: "THERE IS NO BUSINESS PURPOSE OR BENEFIT TO INVESTORS HOLDING INTERESTS IN A PARTNERSHIP, THE SOLE PURPOSE AND ACTIVITY OF WHICH IS TO HOLD PUBLICLY TRADED SHARES OF A SINGLE CORPORATION." Sutherland agrees, but believes that the Partnership should now take appropriate steps to ensure not only liquidity for limited partners, but also that limited partners receive the maximum return reasonably attainable on their investment. Sutherland believes that the best return to limited partners is most likely to result from a sale of the Partnership's 66% ownership interest in the Company in a change of control transaction in which the Partnership (and possibly minority stockholders of the Company) receives the going concern value of the Company, which typically is a higher price per share than the market price for the Company's common stock prior to the change of control transaction.

     FAILURE OF GENERAL PARTNER TO SEEK OUT A CONTROL PREMIUM. Sutherland has been advised that, in the pending Chancery Court litigation, the general partner has consistently argued that there was no significant interest on the part of any person in acquiring the Company. However, Sutherland has learned that, in discovery in the Chancery Court litigation, the plaintiffs confirmed that, prior to proposing the GP Plan, the general partner had made only one limited effort since January of 1994, at the latest, to explore a sale of the Company or other change of control transaction. However, since 1994, the Company's results of operations had significantly improved, making it a more attractive acquisition candidate, and the stock market had also improved significantly. Based on the proxy statement for the GP Plan and discovery in the Chancery Court litigation, it appears that the only effort relating to exploring a change of control transaction made by or on behalf of the general partner after January 1994 but before the GP Plan was proposed was that Bear Stearns & Co., one of the general partner's prime advisers, made a limited inquiry in August 1996 concerning a sale of the Company. That inquiry, which apparently consisted only of mailing a prospectus about the Company to seven industrial companies and three financial institutions, was made prior to the Company's public offering and prior to an announcement of significant increases in the Company's earnings for the fourth quarter and fiscal year ended September 30, 1996. No such inquiry was made contemporaneously with the GP Plan proposed in 1997.

     Recently, Sutherland was told that at least two potential acquirers have approached the Company within the past year with a view to its acquisition and that the Company has not cooperated with one of those potential acquirers. See "Attractiveness of the Company as an Acquisition Candidate."

     ATTRACTIVENESS OF THE COMPANY AS AN ACQUISITION CANDIDATE. The Company
would appear to be an attractive candidate for acquisition.   On or about
July 9, 1998, attorneys for Sutherland were contacted by representatives of a European company listed on a major European Stock Exchange (the "European company"), and which is engaged in businesses similar to those of the Company.

     On July 14, 1998, attorneys for Sutherland met in Wilmington, Delaware with representatives of the European company. During the course of that meeting, Sutherland's attorneys were told that for some months the European company had been expressing to the Company an interest in engaging in substantive discussions concerning a possible acquisition of the Company or a controlling interest in the Company. Sutherland's attorneys were further told, however, that the Company had been refusing to disclose sufficient nonpublic information to the European company, or to engage in substantive commercial discussions, to enable the European company to make a decision with respect to making an offer to acquire the Company or a controlling interest therein and, if appropriate, to formulate the terms of a proposal therefor. In a subsequent telephone conversation with representatives of the European company, Sutherland's attorneys were told that the Company had first approached the European company with a view to acquiring certain assets of the European company, that the European company had indicated that it was not interested in disposing of any of its assets to the Company, and that since that initial contact from the Company, the European company had been continuously expressing an interest to the Company in discussing a possible acquisition of the Company or a controlling interest therein. The European company's representatives indicated that they were disclosing the European company's interest in acquiring the Company to Sutherland's attorneys in the belief that limited partners could encourage the Company to engage in substantive discussions with the European company and also because the European company wanted to advise Sutherland's attorneys that it viewed the ongoing Chancery Court and District Court litigations (see "Summary of Certain Pending Litigation") as an impediment to the consideration of an acquisition of the Company or a controlling interest therein.

     On or about July 16, 1998, Sutherland's attorneys advised an attorney for the general partner of the substance of the meeting with representatives of the European company. The attorney for the general partner acknowledged that the Company had had contacts with the European company and had expressed interest in acquiring assets of the European company, but he denied that the European company had expressed interest in acquiring the Company or any of its assets. The statements to Sutherland's attorneys by counsel for the general partner appear to be in direct conflict with the representations made by the representatives of the European company.

     In addition to the interest of the European company in acquiring the Company, attorneys for Sutherland have been told that an American company headquartered in the Southeastern United States and listed on the New York Stock Exchange (the "American company") has expressed interest in acquiring the Company. A representative of the American company advised attorneys for Sutherland that in May of 1998 attorneys for the American company and the Company had a preliminary meeting in anticipation of a meeting between the executives of the American company and the Company, that on June 15, 1998, executives of both companies met, and that the American company intended to draft a letter of intent. Sutherland's attorneys do not know whether there have been any subsequent material developments with respect to contacts between the American company and the Company, or the nature of any such material developments. The American company is a public company serving customers in the industrial, commercial, institutional, health care and construction industries, as well as consumers.

     As part of Sutherland's effort to determine the attractiveness of the Company as an acquisition candidate, counsel for Sutherland contacted four investment banking firms, NationsBank Montgomery Securities ("NationsBank"), Greif & Co., Sutro & Co. and Donaldson, Lufkin & Jenrette ("DLJ"), each of which is experienced in valuations and acquisitions. Each has informally expressed to Sutherland's counsel the view that the Company's stock trades at a price well below comparable public company valuations and that the Partnership's control block of stock could likely be sold at a substantial premium over current market price in a change of control transaction. Such views are based on internal analyses, if any, done by such firms. Except for an analysis prepared by DLJ, no such analyses, if performed, have been disclosed to Sutherland or her counsel.

     DLJ prepared a comparable company analysis at the request of Sutherland's attorneys . That analysis indicates to Sutherland that the per share going concern value of the Company is higher than the current price of the Company's publicly traded minority stock.

     Except for the comparable company analysis by DLJ, neither Sutherland, her attorneys nor any advisers retained by her or her attorneys has undertaken any qualitative or quantitative analysis, such as a discounted cash flow analysis or comparable company transactions analysis.

     GENERAL PARTNER CONTROLLED BY MANAGEMENT OF THE COMPANY.   The general
partner is dominated and controlled by individuals who are also executive officers of the Company. Sutherland believes that this causes the general partner to have interests that materially conflict with those of the Partnership and its limited partners, because, in Sutherland's view, the interests of the Company's management and public stockholders are not the same as the interests of the Partnership and the limited partners.

     NEED FOR INDEPENDENT TRUSTEE. Sutherland believes that the Partnership has outlived its utility, that the general partner will not diligently seek out change of control transactions that might yield a premium for the Partnership's 66% stock ownership of the Company, and that the general partner has interests that materially conflict with those of the limited partners. Thus, Sutherland believes that the affairs of the Partnership would best be wound up by an independent liquidating trustee who will not be hampered by any conflict of interest and who will actively seek out change of control transactions in an effort to maximize the return to limited partners.

CONDITIONS TO THE PLAN OF DISSOLUTION

     The Proposed Dissolution will not be consummated unless the following conditions are satisfied:

     - Limited partners holding at least a majority of the outstanding units grant to Sutherland a proxy to execute on their behalf a written consent of limited partners removing the general partner, dissolving the Partnership, appointing Judge Charles B. Renfrew (retired) as a liquidating trustee pursuant to Section 17-803(a) of the Act, adopting the plan of dissolution, selecting special counsel, and approving the opinion of special counsel required by the partnership agreement;

     -    All necessary regulatory approvals, if any, shall have been obtained;

     - No provision of applicable law or regulation and no judgment, injunction, order or decree prohibits implementation or consummation of the plan of dissolution; and

     - All actions by or in respect of or filing with any governmental body, agency or official authority required to permit the consummation of the plan of dissolution shall have occurred.

EXPENSES OF THE PLAN OF DISSOLUTION

     The table below sets forth the material estimated expenses expected to be incurred by the Partnership in connection with the implementation and consummation of the Proposed Dissolution. These estimated expenses and the estimated ranges of expenses given below are only estimates. There is no assurance that any of the individual items of expenses, or the total estimated expenses, will be in the amounts or ranges given below. Unforeseen factors or unanticipated events could cause the actual total expenses to be materially greater than the estimated expenses set forth below.


                                                  AMOUNT INCURRED OR
                                                  ESTIMATED TO BE INCURRED
                                                  ------------------------
     Solicitation Agent's Fees (1)                     $35,000
     Other Solicitation Expenses (2)                   $30,000
     Minimum Trustee's Fee (3)                         $75,000
     Fees and Expenses of Opinion of Counsel (4)       $10,000
     Repayment of Debt Owed to the Company (5)         $434,000
                                                       --------------

          Total                                        $584,000

     ------------------------
     1. Estimated total fees and expenses expected to be charged by the Solicitation Agent, which are being advanced by Sutherland's attorneys. The Solicitation Agent has entered into a contract with The Mills Law Firm (one of the two law firms representing Sutherland) which provides that the Solicitation Agent will be paid a retainer fee of $20,000 plus certain additional amounts. See "Proxy Procedures." Sutherland's attorneys will be reimbursed for the Solicitation Agent's fees if the Proposed Dissolution is approved. See "Interest of Certain Persons in the Solicitation - The Mills Law Firm" and "Interest of Certain Persons in the Solicitation - Smith, Katzenstein & Furlow LLP."

     2. Estimated out-of-pocket expenses, exclusive of the fees of the Solicitation Agent, which Sutherland's attorneys have or expect to incur in connection with the preparation of the proxy materials for the Proposed Dissolution and the solicitation of proxies. These expenses consist primarly of the costs incurred in connection with the filing of this proxy statement and preliminary versions of this proxy statement on the EDGAR database system of the Securities and Exchange Commission (approximately $9,000), the costs of printing the proxy materials (approximately $13,000), and the costs of mailing the proxy materials (approximately $7,000). Sutherland's attorneys will be reimbursed for these expenses if the Proposed Dissolution is approved. See "Interest of Certain Persons in the Solicitation - The Mills Law Firm" and "Interest of Certain Persons in the Solicitation - Smith, Katzenstein & Furlow LLP."

     3. The Plan of Dissolution provides for the Trustee to receive a flat fee of $75,000 plus a contingent fee (which may range from zero to several hundred thousand dollars) based on the net value per share received by the Partnership for its stock in the Company. The Trustee is also entitled to reimbursement for expenses and indemnification. See "About the Trustee" and Exhibit A for a more complete description of the Trustee's compensation and indemnification rights. By way of illustration only, the Trustee's total fee would be $75,000 if the net value per share realized were $25.00 or less, approximately $146,240 if the net value realized per share were $30.00, approximately $241,227 if the net value realized per share were $35.00, and approximately $383,707 if the net value realized per share were $40.00. There is no assurance that the Trustee will be able to consummate a transaction that will result in a net value per share of $25.00, $30.00, $35.00, $40.00, or any other specific amount.

     4. Represents the fees and expenses charged by Special Counsel for rendering their opinion pursuant to Section 12(d) of the partnership agreement. Sutherland's attorneys have advanced this amount and will be reimbursed for it if the Proposed Dissolution is approved. See "Interest of Certain Persons in the Solicitation - The Mills Law Firm" and "Interest of Certain Persons in the Solicitation - Smith, Katzenstein & Furlow LLP."

     5. The Partnership stated in its quarterly report on Form 10-Q for the quarter ended June 30, 1998, that the Partnership retired $1,759,000 of debt due the Company for expenses incurred by the Company on behalf of the Partnership, by transferring to the Company 82,056 shares of common stock of the Company owned by the Partnership, and that $434,000 remains due the Company in respect of expenses paid by the Company on behalf of the Partnership.


     In addition to the foregoing estimated expenses, the Partnership may incur additional material expenses in connection with the implementation and consummation of the Proposed Dissolution which are not quantifiable at this time. These expenses may vary widely based on the type of liquidating
transaction that is ultimately implemented.   For example, under the Plan of
Dissolution, the Trustee is authorized to hire a qualified investment banking firm or similar financial institution or a qualified business broker to assist the Trustee in identifying, structuring, and consummating a change of control transaction. Investment bankers often charge commissions of approximately one to one and a quarter percent of the value of the company being acquired in the transaction. Such commissions normally are made contingent upon the consummation of a change of control transaction, except that a small percentage of the commission amount may be paid up front as a non-refundable retainer. Other types of business brokers may charge comparable fees. Alternatively, if no change of control transaction is consummated, and if the Partnership's Company stock is ultimately disposed of through a registered offering, the underwriters will likely charge commissions that may be in the range of approximately 5 percent of the total offering proceeds. If no change of control transaction is consummated and the Partnership's stock is distributed directly to the limited partners, the liquidation expenses will likely be materially less than those associated with implementation of a change of control transaction or registered offering.

     In addition to being reduced by the expenses described above, the amount limited partners ultimately receive as a result of the Proposed Dissolution will also be reduced by the amount of the liquidation proceeds to which the general partner may be entitled under the terms of the Partnership Agreerment and by payment of attorneys' fees to Sutherland's attorneys as compensation for efforts made by them in litigation and otherwise on behalf of limited partners. See "Risk Factors - Risk of Amount Due General Partner,"
"Interest of Certain Persons in the Solicitation - The Mills Law Firm" and "Interest of Certain Persons in the Solicitation - Smith, Katzenstein & Furlow LLP."

SOLICITATION OF PROXIES FROM LIMITED PARTNERS

     Limited partners are being asked to grant to Sutherland a proxy to execute a written consent of limited partners adopting the Proposed Dissolution, including the removal of the general partner for the reasons set forth in this Proxy Statement, dissolution of the Partnership, appointment of Judge Charles B. Renfrew (retired) as liquidating trustee for the Partnership, the adoption of the plan of dissolution attached as Exhibit A to this Proxy Statement and incorporated herein by reference, selection of special counsel, and approval of the opinion of Special Counsel attached as Exhibit B to this Proxy Statement. As a condition to the Proposed
Dissolution, holders of at least a majority in interest of outstanding Partnership units must grant proxies to Sutherland in order for Sutherland to be authorized to execute a written consent of limited partners taking the actions described above. Sutherland intends to execute a written consent of limited partners as soon as practicable after receipt of proxies from the holders of at least a majority of the outstanding units. As of the date of this Proxy Statement, there were 800 units of limited partnership interest outstanding held by approximately 1,900 limited partners of record.

-------------------------------------------------------------------------------
YOU ARE URGED TO GRANT YOUR PROXY TO SUTHERLAND TO CONSENT TO THE PROPOSED DISSOLUTION BY COMPLETING, SIGNING, DATING AND MAILING THE ENCLOSED PROXY IN THE ENVELOPE THAT HAS BEEN INCLUDED FOR YOUR CONVENIENCE.

PLEASE RESPOND.  YOUR PROXY IS IMPORTANT.
-------------------------------------------------------------------------------


MARKET PRICE FOR UNITS

     There is no established market for units of limited partnership interest. The general partner has indicated that assignments of units have been extremely limited and sporadic. The partnership agreement does not permit assignment of units by limited partners without the consent of the general partner.

                                PROXY PROCEDURES

     This Proxy Statement is furnished in connection with the solicitation of proxies to authorize Sutherland to execute a written consent of limited partners of the Partnership adopting the Proposed Dissolution. This Proxy Statement, together with the enclosed proxy, were first mailed to limited
partners on or about [September   ], 1998.

     The costs of soliciting proxies are being advanced by attorneys for Sutherland, who are also the attorneys representing certain limited partners in litigation against the general partner and against the persons controlling the general partner. The attorneys advancing such costs will be reimbursed by the Partnership for such costs in the event that the Proposed Dissolution is adopted. The attorneys will also reimburse custodians for their reasonable expenses for forwarding proxy materials to beneficial owners of units, subject to reimbursement by the Partnership in the event that the Proposed Dissolution is adopted. Neither Sutherland nor the Partnership will reimburse the attorneys for proxy solicitation costs if the Proposed Dissolution is not adopted.

     Georgeson & Co., Inc. (the "Solicitation Agent") has been retained to assist Sutherland in the solicitation of proxies. The Solicitation Agent has entered into a contract with The Mills Law Firm (one of the two law firms representing Sutherland) which provides that the Solicitation Agent will be paid a retainer fee of $20,000 plus the following: $4.00 per call to individual limited partners and NOBO's; reimbursement of the costs of printing any supplemental materials used in the solicitation, any postage and freight charges that may be incurred by the Solicitation Agent in delivering material, the cost of any telegraphic proxies, any cost of delivery by courier of proxies to a tabulator, any costs of lists and labels prepared by the Solicitation Agent upon request, any relevant travel expenses of the Solicitation Agent's executives, and any other authorized expenses or disbursements; the charges of brokers and banks for forwarding proxy solicitation material to beneficial owners and requesting voting instruction; and $5.50 for each such broker and bank invoice paid by the Solicitation Agent. Based on this contract, it is expected that the Solicitation Agent's total fees will be approximately $35,000. The Solicitation Agent's fees will be advanced by the attorneys for Sutherland, who will be reimbursed by the Partnership for such expense if the Proposed Dissolution is adopted.

RECORD DATE

     The partnership agreement contains no provisions for the fixing of a record date in connection with the solicitation of proxies or the execution of a written consent. Accordingly, no record date has been fixed. Proxies granted to Sutherland will be valid for one year or until their earlier revocation. In the event that Sutherland receives proxies from the holders of at least a majority in interest of outstanding units and executes a written consent to the actions proposed in this Proxy Statement, Sutherland believes that to the extent a record date is relevant, it will be the date on which the written consent is executed and delivered to the Partnership.

     The proxy granted to Sutherland will also be valid for voting at any meeting of limited partners called for the purpose of voting on the Proposed Dissolution. The proxy granted to Sutherland will not authorize Sutherland to take any other action by written consent or to vote at any meeting on any matter other than the Proposed Dissolution.

     The solicitation of proxies will continue until Sutherland has received sufficient proxies to take the action by written consent contemplated by this Proxy Statement or Sutherland determines to abandon the solicitation by reason of (i) the inability to obtain proxies from the requisite number of holders of units or (ii) a determination by Sutherland that a transaction more beneficial to limited partners than the Proposed Dissolution obviates the need for the Proposed Dissolution.

     Proxies given by limited partners pursuant to this Proxy Statement are revocable at any time prior to the execution and delivery by Sutherland to the Partnership of a written consent of limited partners taking the actions described in this Proxy Statement. Revocation may be effected by delivering to the Solicitation Agent a written revocation of a proxy, by delivering to the Solicitation Agent a later dated proxy, or in the event that a meeting of limited partners is called to consider the actions proposed to be taken by written consent as described in this Proxy Statement, by attending such meeting and voting in person.

     Limited partners are requested to give their proxies to Sutherland by completing the enclosed form of proxy and returning it signed and dated by mail, overnight courier or hand delivery to the Solicitation Agent at the address set forth below:

          Georgeson & Co., Inc.
          Wall Street Plaza
          New York, New York 10005

CONSENT REQUIRED

     To take action by written consent, Sutherland must receive proxies from the holders of a majority of the outstanding units of limited partnership interest. A failure to return a proxy to Sutherland or an abstention by a limited partner is tantamount to a vote against the Proposed Dissolution. Therefore, each limited partner who desires to consent to the plan of dissolution must return a proxy to Sutherland so that Sutherland may execute on behalf of such limited partner a written consent in favor of the Proposed Dissolution.

     Each limited partner of record is entitled to give a proxy to Sutherland to authorize Sutherland to execute a written consent on behalf of such limited partner. Only proxies granted by limited partners who are limited partners on the date they execute the proxy and remain limited partners of record on the date on which Sutherland executes the written consent taking the actions described in this Proxy Statement will be valid. Proxies solicited by Sutherland will be voted in accordance with the directions on the proxy.

     WHERE NO INSTRUCTIONS ARE INDICATED, THE PROXIES WILL BE VOTED FOR THE PROPOSED DISSOLUTION.

PROBABLE LACK OF APPRAISAL RIGHTS

     Neither the partnership agreement nor Delaware law provides any right to limited partners to dissent from the Proposed Dissolution or to have their units appraised or redeemed as a result of the adoption of the Proposed Dissolution.

     In the event that the Trustee proposes a transaction or series of transactions that constitute a limited partnership roll-up under federal law, limited partners may be afforded appraisal rights. In connection with a limited partnership roll-up, limited partners must either (i) approve the roll-up transaction by the affirmative vote of at least 75% in interest of the limited partners, (ii) be afforded appraisal rights, (iii) appoint a committee to review, negotiate about and/or recommend the transaction or (iv) be afforded an opportunity to retain a comparable investment. In addition, certain transactions that would otherwise be within the definition of a limited partnership roll-up under federal law are exempt if they are approved by two-thirds in interest of the limited partners.

     Because it is not possible at this time to predict what transaction the Trustee will enter into in connection with the disposition of the Partnership's assets, it cannot be determined at this time whether the transaction will be subject to the federal limited partnership roll-up rules and regulations or, if subject to such rules and regulations, whether appraisal rights will be offered to limited partners.

PARTNERSHIP UNITS AND PRINCIPAL HOLDERS THEREOF

     As of the date of this Proxy Statement, the Partnership has reported that there are 800 units of limited partnership interests outstanding held by approximately 1,900 limited partners of record. As of the same date, no person was reported by the Partnership, and no person is known to Sutherland, to own beneficially more than 5% of the outstanding units.

                                THE PARTNERSHIP

     The Partnership is a Delaware limited partnership organized in 1986 for the purpose of acquiring the Company. An aggregate of 800 Units were issued for aggregate capital contributions of approximately $78.4 million, which were used to fund a portion of the purchase price for the Company. Since its formation, the Partnership has conducted no business other than its ownership of the Company, and the Partnership owns no assets other than common stock of the Company. Based on the annual and quarterly reports publicly filed by the Partnership, Sutherland believes that the Partnership's only material liability consists of approximately $434,000 owed to the Company for costs incurred by the Company on the Partnership's behalf. Since its acquisition, the Company has been highly leveraged and all cash remaining after payment of debt service and operating costs has been reinvested in the Company's business. Under certain loan agreements to which the Company is a party, the Company is prohibited from paying dividends or making distributions to its stockholders, including the Partnership. Consequently, the Company has not paid a dividend or made any distributions since its acquisition by the Partnership, and the Partnership has never made a cash distribution to its partners.

     Originally, the Partnership owned 100% of the common stock of the Company. In November, 1996, the general partner of the Partnership permitted the Company to make a public offering of stock. As a consequence, the Partnership's ownership of the Company's stock was diluted to 5,781,250 shares, representing about 67% of the Company's then issued and
outstanding common stock.   In May of 1998, the general partner transferred
82,056 shares of Company stock owned by the Partnership to the Company in payment of approximately $1,759,000 owed to the Company for expenses incurred by the Company on behalf of the Partnership. This transaction caused the Partnership's percentage ownership of the Company to fall from approximately 66.7% to approximately 66.4%.

     The sole general partner of the Partnership is SI Management, L.P., a Delaware limited partnership. The sole general partner of SI Management, L.P. is Synthetic Management G.P., a Georgia general partnership having five general partners consisting of five Delaware corporations controlled, respectively, by Leonard Chill, Ralph Kenner, William Gardner Wright, Jr. and
W. Wayne Freed, current executive officers of the Company, and Jon P. Beckman, a former executive officer of the Company who is now a paid consultant to the Company.

                                  THE COMPANY

     The Company is a Delaware corporation founded in 1969 to produce polypropylene-based primary carpet backing. Since that time the Company's business has expanded into the manufacturing and sale of a full line of polypropylene-based industrial fabrics, specialty yarns and geotextiles.

     The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh-Registered Trademark- line of products. The Company also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for speciality applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight and water/air permeability. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $195 million in fiscal 1992 to net sales in excess of $345 million in fiscal 1997.

     After its public offering of common stock in November 1996, the Company had 8,656,250 shares of common stock outstanding, of which the Partnership then owned 5,781,250 shares or approximately 66.8%. Subsequently, a director of the Company exercised options to purchase 12,500 shares of Company stock, causing the total number of outstanding shares to rise to 8,668,750. In May of 1998, the general partner transferred 82,056 shares of Company stock owned by the Partnership to the Company in payment of approximately $1,759,000 owed to the Company for expenses incurred by the Company on behalf of the Partnership. This transfer caused the Partnership's percentage ownership of the Company to fall from approximately 66.7% to approximately 66.4%. The Common Stock trades under the symbol "SIND" on the Nasdaq National Market.

     The principal executive office of the Company is located at 309 LaFayette Road, Chickamauga, Georgia 30707, and its telephone number is (706) 375-3121.

               SELECTED FINANCIAL DATA CONCERNING THE PARTNERSHIP

     Since its inception in 1986, the Partnership has conducted no business other than to own and vote its shares of common stock of the Company. In the partnership's annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 1997, the general partner stated that because the Partnership has no independent operations or assets other than its investment in the Company, the Partnership's financial statements are substantially identical to those of the Company, with the exception of the publicly-owned minority interest in the Company and the amount due to the Company for expenses of the Partnership paid by the Company on behalf of the Partnership. Based on the annual and quarterly reports publicly filed by the Partnership, Sutherland believes that the amount of the Partnership's indebtedness to the Company is at present approximately $434,000.

     The selected financial data presented below is reproduced from the Partnership's annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 1997. Sutherland disclaims any responsibility for the completeness or accuracy of the information reproduced below. See also "Financial Information About the Partnership" and Exhibits C and D to this Proxy Statement.


                                            Year Ended September 30,

                                    1997      1996      1995      1994       1993
SUMMARY OF OPERATIONS DATA:

Net sales                         $345,572  $299,532  $271,427  $234,977   $210,516

Gross profit                       112,385    91,211    76,721    82,672     68,335

Operating income                    50,291    37,813    28,687    41,007     29,921

Income from continuing
operations before provision for
income taxes, minority interest
in subsidiary net income and
extraordinary item                  29,552    14,341     5,436    20,257      8,134

Income from continuing
operations before minority
interest in subsidiary net
income and extraordinary item       17,011     7,441     1,936    11,657      3,662

Income from continuing
operations attributable to
limited partners                     3,165     7,367     1,917    11,540      3,625

Income from discontinued
operations                               -         -         -         -      1,420

Extraordinary item - loss from
early extinguishment of debt       (11,950)        -         -         -     (8,892)

Cumulative effect of accounting
change                                   -         -         -         -     (8,500)

Net Income (loss)                    3,197     7,441     1,936    11,657    (12,310)

Income from continuing
operations per limited
partnership unit                     $3.96     $9.21     $2.40    $14.43      $4.53

Limited partnership units
outstanding                            800       800       800       800        800

BALANCE SHEET DATA:

Working capital                    $88,032   $63,418   $69,041   $44,116    $42,057

Total assets                       394,795   323,756   312,302   287,935    260,374

Long-term debt                     220,464   194,353   192,048   172,490    164,723


                                       45

                                            Year Ended September 30,

                                    1997      1996      1995      1994       1993

Partners' capital                   68,876    65,185    57,758    55,819     44,425


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The discussion below is based on the Internal Revenue Code of 1986 (as amended) (the "Code"), Treasury Regulations (including proposed regulations) promulgated thereunder, administrative pronouncements and judicial decisions, each as now in effect, all of which are subject to change, possibly with retroactive effect. The discussion below does not purport to address federal income tax consequences applicable to particular categories of persons, some of which (for example, financial institutions, insurance companies, foreign investors or persons who acquired their Partnership interests generally within a two-year period of the implementation of the Proposed Dissolution) may be subject to special rules. No ruling on any of the issues discussed below will be sought from the Internal Revenue Service, and the description of the income tax consequences below is not binding on the Internal Revenue Service. Limited partners should consult their own tax advisors in determining the specific federal, state, local, foreign and any other tax consequences to them of the implementation of the Proposed Dissolution. The limited partners are not indemnified for any federal income taxes or other taxes that may be imposed upon them and the imposition of any such taxes could reduce the value of the Proposed Dissolution to any particular limited partner.

     The following discussion of federal income tax considerations assumes that pursuant to the Proposed Dissolution either cash resulting from a sale by the Partnership of its common stock of the Company or the shares of the Company's common stock owned by the Partnership will be distributed to limited partners. It is possible that the Trustee may determine that some other transaction will result in a greater return to the Partnership and the limited partners. Any such transaction may have tax consequences that are materially different from those discussed below. Accordingly, there is no assurance that the actual tax consequences from implementation of the Proposed Dissolution will be as described below. Because Sutherland cannot determine at this time what transaction the Trustee may in fact consummate, it is not possible to predict the tax consequences of the transaction.

CLASSIFICATION AS A PARTNERSHIP

     The federal income tax consequences of the Proposed Dissolution depend, in part, on the Partnership being classified as a partnership for federal tax purposes. On December 17, 1996, the Internal Revenue Service issued Treasury Regulation Sections 301.7701-1 through 301.7701-3 (the "Check-the-Box Regulations"), thereby changing the longstanding entity classifications regulations that were in effect at the time the Partnership was formed.
Under the Check-the-Box Regulations, a domestic entity formed under a state limited partnership law is by default a partnership for federal income tax purposes, unless such entity elects to be taxed as a corporation. The Partnership is a limited partnership that was validly formed and has been recognized as a limited partnership at all times since its inception under the Act. The Partnership has claimed to be a partnership for federal income tax purposes since its inception. Sutherland has no reason to believe that the classification of the Partnership was or is under examination by the Internal Revenue Service. Assuming the general partner does not cause or otherwise permit the Partnership to elect to be taxable as a corporation, the Partnership will remain a partnership for federal income tax purposes.

     If, for any reason, the Partnership were treated for federal income tax purposes as a corporation, the federal income tax consequences of the implementation of the Proposed Dissolution would be different from the description in this "Certain United States Federal Income Tax Considerations." The Partnership would be required to pay federal income tax at corporate tax rates on any net gain realized upon the sale or other disposition or the distribution of the Common Stock to the Partners. Limited partners generally would recognize gain or loss upon the distribution of Common Stock.

PRINCIPLES OF PARTNERSHIP TAXATION APPLICABLE TO THE PROPOSED DISSOLUTION

     Subject to exceptions not applicable to the implementation of the Proposed Dissolution and the discussion of Section 731(c) of the Code below, a partner does not recognize gain upon the distribution of property by a partnership to the partner, except to the extent that any money distributed exceeds the adjusted basis of the partner's interest in the partnership immediately before the distribution. The partner does not recognize loss upon any such distribution, except when only money and certain other assets not applicable to the implementation of the Proposed Dissolution are distributed. As a general rule, partnerships recognize no gain or loss on the distribution of any property to its partners.

     The basis of property (other than money) distributed by a partnership to a partner other than in liquidation of such partner's interest generally is the partnership's adjusted basis in the property immediately before the distribution but, in no event, shall it exceed the distributee partner's adjusted basis of such partner's interest reduced by any money distributed in the same transaction. In the context of a liquidation of a partner's interest in a partnership, the basis of property distributed to a partner generally is an amount equal to the adjusted basis of such partner's interest in the partnership, generally determined immediately before the liquidation (adjusted to reflect any partnership tax items subsequently allocated to such partner), reduced by any money distributed by the partnership to the partner as part of the same transaction.

     Under Section 731(c) of the Code, marketable securities generally will be treated as money for purposes of determining whether partners recognize gain with respect to partnership distributions as described above.
Marketable securities are defined to include, in part, (i) financial instruments that are actively traded within the meaning of Section 1092(d)(1) of the Code, (ii) financial instruments the value of which is determined substantially by reference to marketable securities, (iii) financial instruments that are readily convertible into, or exchangeable for, money or marketable securities, and (iv) any interest in an equity if, at the time the interest is distributed by the partnership, substantially all (i.e., 90 percent or more) of the assets of the entity consist of money, marketable securities or both. In addition, any interest in an entity will be treated as a marketable security at the time the interest is distributed by the partnership. This latter provision applies only if less than 90 percent but 20 percent or more of the assets of the entity (determined by value) at the time the interest in the entity is distributed consist of money, marketable securities or both.

     The Company's common stock is currently listed on the NASDAQ National Market and Sutherland believes it likely that it will be so listed if and when distributed by the Partnership under the Proposed Dissolution. In such event, the common stock will be a marketable security within the meaning of
Section 731(c) of the Code at that time. Applicable Treasury Regulations provide that Section 731(c) of the Code does not apply, however, to marketable securities if the following conditions are met: (1) such securities must not have been marketable when acquired by a partnership, (2) the entity that issued the securities had no outstanding marketable securities at the time such securities were acquired by the partnership, and
(3) the partnership distributed such securities within five years of the date the securities became marketable. To the best of Sutherland's knowledge the first two of these three conditions have been met. Therefore, if the Company's common stock is distributed under the Proposed Dissolution, the distribution should qualify for this exception to Section 731(c) of the Code provided that the distribution is completed in accordance with the Proposed Dissolution.

     Despite qualifying for the exception discussed in the immediately preceding paragraph, the common stock could be a marketable security in whole or in part subject to Section 731(c) of the Code if 20 percent or more of the Company's assets consist(ed) of marketable securities, cash or both at the time the common stock was acquired by the Partnership or at the time it is distributed by the Partnership. Sutherland believes, based on prior representations of the general partner and the Company, that, at the time the Partnership acquired the common stock and at all times since then, the Company has not held money, marketable securities, or both having a total value equal to or exceeding 20 percent of the total value of all assets of the Company ("excessive money and marketable securities"). Provided that the Company does not acquire excessive money and marketable securities and the Partnership does not acquire money or marketable securities prior to completion of the Proposed Dissolution, if the Company's stock is distributed to the limited partners under the Proposed Dissolution, such distribution will not be subject to the application of Section 731(c) of the Code.

     This discussion assumes that the Proposed Dissolution will be completed
(1) by March 1, 2002; (2) at a time when less than 20 percent of the Company's assets consist of marketable securities, cash or both; and (3) at a time when the Partnership does not hold or own money or other marketable securities. If the Proposed Dissolution is approved by the limited partners, the distribution of the Company's common stock will occur, if at all, as described in this Proxy Statement. Depending on all of the facts and circumstances, the federal income tax consequences of failing to meet those conditions may be minimal. Any gain recognized by a limited partner under
Section 731(c) of the Code upon a later distribution of common stock (or other marketable securities) generally would be reduced by an amount equal to the excess of such limited partner's share of total net gain in the Partnership's marketable securities that would be recognized if the Partnership sold all of its marketable securities before such distribution over such limited partners' share of such gain immediately after the distribution.

TREATMENT OF A DISTRIBUTION

     Based on the discussion above, neither the Partnership nor any partner will recognize gain or loss in the event of the distribution of common stock pursuant to the Proposed Dissolution. The total tax basis of the common stock distributed to each limited partner will equal the total tax basis of such limited partner's Units as determined immediately before a distribution of stock made pursuant to the Proposed Dissolution (as adjusted to reflect any Partnership tax items subsequently allocated to such limited partner).

TREATMENT OF REPAYMENT OF PARTNERSHIP LIABILITIES AND PLAN COSTS

     As part of the implementation of the Proposed Dissolution, the Partnership will repay all of its outstanding liabilities (including costs that it has incurred in connection with the Proposed Dissolution) by selling shares of the Company's common stock. The use of common stock to repay such liabilities will result in the recognition of taxable gain or loss which (along with the costs of the Proposed Dissolution) will be allocated to the partners in accordance with the terms of the partnership agreement. The partners will recognize taxable gain or loss resulting from the use of common stock to repay the liabilities. Variance in the Partnership's costs from estimated costs could result in additional taxable income being recognized by the partners. In addition, any other expenses of the partners paid by the Partnership pursuant to the terms of the Proposed Dissolution could result in additional taxable income being recognized by the partners. Each limited partner should consult such limited partner's own tax advisor regarding the tax consequences of the repayment of Partnership liabilities and costs of the Proposed Dissolution relevant to such limited partner.

OTHER TAX MATTERS

     Sutherland cannot guarantee that any federal income tax consequences described in this section will be available. The availability of the federal income tax considerations as described above is, in large part, dependent on past, present and future facts and circumstances. Thus, the views of Sutherland represent only Sutherland's best judgment. The views cannot be relied upon if any of the material facts contained in the relevant documents or if any of the assumptions are, or later become, materially inaccurate.
The views have no binding effect or official status of any kind, so that no assurance can be given that the views would be sustained by a court, if contested, or that legislative or administrative changes or court decisions will not be forthcoming which would require modifications of the statements and conclusions expressed herein. Moreover, Sutherland has not requested and will not request a private ruling from the Internal Revenue Service regarding the classification of the Partnership as a partnership for federal income tax purposes or regarding any of the tax consequences of the Proposed Dissolution. The Internal Revenue Service is not precluded from challenging the tax consequences of the Proposed Dissolution described above.

     EACH PARTNER ALSO SHOULD BE AWARE THAT THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PARTNER IN LIGHT OF HIS OR HER CIRCUMSTANCES AND INCOME TAX SITUATION. FOR THESE REASONS, EACH PARTNER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PARTNER OF THE IMPLEMENTATION OF THE PLAN.

STATE AND OTHER TAX MATTERS

     In addition to the federal income tax consequences described in "Certain United States Federal Income Tax Considerations," the limited partners should consider the foreign, state and local tax consequences of the implementation of the Proposed Dissolution. Foreign, state and local tax law may differ substantially from federal income tax law, and the discussion above does not describe any aspect of foreign, state or local taxation. Each partner should consult his, her or its own tax advisor with respect to such tax matters.

           SUMMARY OF CERTAIN PROVISIONS OF THE PARTNERSHIP AGREEMENT

     The Partnership Agreement governs the relationship among the partners and establishes the respective rights and obligations of the general partner and the limited partners. Some of the principal provisions of the Partnership Agreement have been summarized elsewhere in this Proxy Statement. Certain other provisions of the Partnership Agreement are summarized below. For complete information, however, limited partners should read the Partnership Agreement itself, a copy of which was provided to each limited partner in connection with the original sale of Units by the Partnership and is on file with the Securities and Exchange Commission as a part of the Registration Statement relating to the original offering of Units. Sutherland will provide free of charge a copy of the partnership agreement to any limited partner requesting a copy.

     The following statements and other statements in this Proxy Statement concerning the Partnership Agreement and related matters are merely a summary, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Partnership Agreement. Such statements do not and cannot modify or amend the Partnership Agreement.

DISSOLUTION

     Section 11(a) of the partnership agreement provides that the Partnership shall continue its existence until December 31, 2035, unless terminated earlier as a result of:

     (1) the sale or other disposition of all or substantially all of the assets of the Company (other than to an entity owned in whole or in part, directly or indirectly, and controlled by, the Partnership);

     (2) a determination to dissolve the Partnership by a majority in interest of the limited partners;

     (3) the removal, retirement, death, dissolution, insanity or resignation of the general partner or the bankruptcy or insolvency of the general partner which is not discharged or vacated within 90 days from the date thereof, unless all of the limited partners agree to continue the business of the Partnership within 120 days of the occurrence of such an event; or

     (4) the occurrence of any other event causing the dissolution of the Partnership under the laws of the State of Delaware.

ALLOCATION OF PROFITS, LOSSES AND DISTRIBUTIONS, PRIORITY RETURN

     The Partnership Agreement provides that income, gains, losses, deductions, credits and distributions of the Partnership will generally be allocated among and credited 99% to the Limited Partners in proportion to their respective capital account contributions and 1% to the General Partner until such time as the aggregate of distributions of cash and other property to all of the Partners is equal to the aggregate capital account contributions of all of the Partners plus an amount equivalent to a return thereon of 6%, compounded annually (referred to in the Partnership Agreement as the "Priority Return"). As of September 1998, the Priority Return would be reached if the Partnership distributed approximately $190,000 per unit, which amount would be distributed if the Partnership received approximately $27 per share for its stock in the Company in a sale of that stock. After the Priority Return has occurred and until the liquidation and termination of the Partnership, income, gains, losses, deductions, credits and distributions of the Partnership will be allocated 70% to the limited partners in proportion to their respective capital contributions and 30% to the general partner. Upon the liquidation and termination of the Partnership, distributions will be allocated 99% to the limited partners in proportion to their respective capital account contributions and 1% to the general partner until the Priority Return is paid. After the Priority Return is paid, distributions generally will be allocated 70% to the limited partners in proportion to their respective capital account contributions and 30% to the general partner. A clause in the partnership agreement provides that, after the Limited Partners have received the Priority Return in a sale of the Company or in the liquidation of the Partnership, the balance of the gain received by the Partnership in such a sale or liquidation is to be "allocated to the least extent necessary to cause the aggregate Capital Accounts of the General Partner and of the Limited Partners to be in a ratio of 30% for the General Partner and 70% for the Limited Partners." The general partner and certain limited partners who claim to have participated in the development of the GP Plan have contended, apparently relying on this clause, that the General Partner would be entitled to approximately the first $60 or $65 million of distributions made by the Partnership after the Priority Return is reached. Sutherland believes that this contention by the general partner and the general partner's application of the clause in question are both incorrect and inconsistent with representations made to limited partners in the Partnership's original offering materials used in connection with the sale of limited partnership units. The Mills Law Firm and Smith, Katzenstein & Furlow LLP, Sutherland's attorneys, and an expert consulted by them, have concluded that the capital accounts of the general partner and of the limited partners will be actually or approximately equal to zero after distributions are made sufficient to cause the Priority Return to be reached and that therefore the clause relied on by the general partner will have no material monetary effect. Kupperberg & Associates, the expert consulted by Sutherland's attorneys, is a certified public accounting firm with significant audit, tax and business experience and has testified in accounting matters in numerous state and federal courts. Kupperberg & Associates has further advised Sutherland's attorneys that, in the opinion of Kupperberg & Associates, the purpose of the clause in question was to adjust partnership distributions in the event that the Priority Return was reached prior to a sale of the Partnership or liquidation of the Company and the Partnership then owned assets such as furniture and fixtures. If the Proposed Dissolution is approved, the Priority Return will be reached, if at all, only as a result of the liquidation of the Partnership and/or sale of the Company, because the Partnership has never made any distributions. In addition, the Company's stock is the Partnership's only substantial asset. Accordingly, Sutherland's attorneys have concluded that the clause in question will not be implicated in a manner that would cause it to significantly affect distributions to the limited partners. This conclusion is also supported by the fact that the original offering memorandum used by the general partner in 1987 to sell units in the Partnership stated, in an illustration of the economic and tax consequences of a hypothetical sale of the Company, that the general partner would receive 30 percent of the proceeds after the Priority Return was reached and the limited partners would receive 70 percent. However, although Sutherland's attorneys have concluded that it is unlikely that a court would accept the general partner's current application of the clause in question, their conclusion may not be correct and a court may accept the general partner's current application of the clause. In that case, the return received by the limited partners in the Proposed Dissolution could be significantly reduced.

VOTING RIGHTS OF LIMITED PARTNERS

     The limited partners do not have the right to participate in the management or control of the Partnership's business. The partnership agreement provides that the limited partners may, by vote of the limited partners whose interests in the aggregate exceed fifty percent (50%) of the interests of the limited partners who are then partners in the Partnership,
(i) dissolve the Partnership; or (ii) remove any general partner.

     Meetings may be called by limited partners holding more than ten percent (10%) of the then outstanding partnership interests for any matters for which the partners may vote as set forth in the partnership agreement. If limited partners desire to exercise their voting rights with respect to (a) a proposed sale, exchange, mortgage, pledge, transfer, financing or refinancing of all or substantially all of the assets of the Partnership or (b) removal of the general partner, an opinion must be delivered to the Partnership by counsel selected by limited partners whose aggregate interests exceed ten percent (10%) of the aggregate interests of all of the limited partners. The opinion must state that the actions to be taken (i) are legal, (ii) may be effected without subjecting any limited partner to liability as a general partner under the laws of the State of Delaware or of any other jurisdiction in which the Partnership is doing business and (iii) may be effected without changing the status of the Partnership for tax purposes. In addition, the partnership agreement requires that such opinion be affirmatively approved in writing by limited partners whose aggregate interests in the Partnership equal at least the same percentage in interest of the limited partners as is required to take the action to which the opinion relates.

     The partnership agreement, however, provides that an opinion need not be obtained as regards matters referenced in clause (ii) of the preceding paragraph if a court having appropriate jurisdiction has entered a judgment that the actions to be taken may be effected without subjecting any limited partner to liability as a general partner under the laws of the State of Delaware or any other jurisdiction in which the Partnership is doing business. Likewise, an opinion need not be obtained as regards matters referenced in clause (iii) of the preceding paragraph if a court having appropriate jurisdiction has entered a judgment, or the Internal Revenue Service has issued a ruling, that the actions to be taken may be effected without changing the status of the Partnership for tax purposes.

     Sutherland has obtained the opinion of such counsel as required by the partnership agreement. A copy of the opinion appears as Exhibit B to this Proxy Statement. In addition to seeking proxies in favor of the Proposed Dissolution, this Proxy Statement also solicits proxies granting Sutherland the authority to execute a written consent of limited partners selecting Roberts, Isaf & Summers as counsel for purposes of rendering the opinion called for by the partnership agreement and approving the opinion of counsel rendered by Roberts, Isaf & Summers.

REMOVAL, WITHDRAWAL, BANKRUPTCY, INSOLVENCY, DISSOLUTION, RETIREMENT OR RESIGNATION OF THE GENERAL PARTNER

     The limited partners may, by vote of a majority in interest, remove any general partner from the Partnership. The general partner is also permitted, at its discretion, to resign at any time. Unless 100% in interest of the limited partners designate a successor general partner within 90 days, the Partnership will be dissolved. In the event of the removal or voluntary withdrawal of the general partner, the general partner ceases to be a general partner of the Partnership and a portion of its interest will be assigned, PRO RATA with the limited partners, to any successor general partner so that the successor general partner has not less than a 1% interest in the Partnership. Any such interest not so assigned will, at the option of the Partnership, either be wholly converted into a special limited partner interest and retained by the General Partner or partially purchased by the Partnership for its appraised value in accordance with the terms of the Partnership Agreement and partially converted into a special limited partner interest entitling the removed or voluntarily withdrawn general partner to receive 7.5% of all distributions to partners after the Priority Return has occurred. In the event of the bankruptcy, insolvency, dissolution, retirement or resignation of the General Partner, if 100% in interest of the limited partners appoint a successor general partner, the successor general partner shall succeed to the interest of the bankrupt, insolvent, dissolved, retired or resigned General Partner without compensation to the latter.

APPLICABLE LAW

     The Partnership Agreement provides that it is to be construed and enforced in accordance with the laws of the State of Delaware.

                               ABOUT THE TRUSTEE

     Judge Charles B. Renfrew (retired) has agreed to serve as the liquidating trustee for the Partnership if the Proposed Dissolution is approved by the limited partners. Judge Renfrew has no prior relation with the Company, the Partnership, Sutherland, Sutherland's attorneys or, to the knowledge of Sutherland and her attorneys, any affiliate or associate of any of the foregoing. Judge Renfrew owns no units of limited partnership interest in the Partnership and owns no shares of stock in the Company.

     BACKGROUND. Judge Renfrew graduated Phi Beta Kappa from Princeton University in 1952. He graduated from the University of Michigan Law School in 1956, where he was a member of the Law Review and Order of the Coif. He served in the United States Navy from 1946 to 1948 and was a forward observer in Korea for the United States Army in 1952 and 1953.

     Judge Renfrew joined the law firm of Pillsbury, Madison & Sutro in 1956, and became a partner in that firm in 1965. In February of 1972, he was appointed United States District Judge for the Northern District of California, where he served until February of 1980. In 1980-1981, Judge Renfrew was Deputy Attorney General of the United States in Washington, D.C. He then rejoined Pillsbury, Madison & Sutro for two years. In 1983, he became Vice President of Chevron Corporation, where he was responsible for its legal affairs, and in 1984 became a member of its board of directors. In 1993, after retiring from Chevron, Judge Renfrew became a partner at the law firm of LeBoeuf, Lamb, Greene & MacRae, where he remained until 1997.

     In 1998, Judge Renfrew opened his own practice specializing in alternative dispute resolution and internal corporate investigations. He is on a national panel of distinguished neutrals of the CPR Institute for Dispute Resolution and serves as chairman of its board of directors, and is a member of the London Court of International Arbitration.

     Judge Renfrew has served as President of the American College of Trial Lawyers and Vice Chairman of the Antitrust Section of the American Bar Association. He is currently on the American Bar Association's Standing Committee on the Federal Judiciary. He has also served as a member of the American Law Institute, the American Judicature Society, the Association of General Counsel, and the Legal Advisory Committee of the New York Stock
Exchange, and as a Fellow of the American Bar Foundation.   Judge Renfrew has
taught trial advocacy and other courses at the Boalt Hall School of Law of the University of California at Berkeley, California. Judge Renfrew has also been active in many community organizations, including service on the boards of Princeton University, Claremont University Center, the San Francisco Symphony, the San Francisco Musuem of Modern Art, the NAACP Legal Defense and Education Fund, the Lawyers Committee for Civil Rights and the Council for Civic Unity.

      Judge Renfrew's offices are located at 710 Sansome Street, San Francisco, California 94111-1704

(telephone: 415-397-3933).

     COMPENSATION; INDEMNIFICATION. The Plan of Dissolution provides for the payment to the Trustee of a flat fee of $75,000 and a contingent fee based on the price per share realized in a change of control transaction. The flat fee would be payable in two installments of $25,000 and $50,000. The $25,000 installment would be payable at the commencement of the Trustee's service. The $50,000 installment would be payable upon the completion of the winding up of the Partnership.

     In addition to the $75,000 flat fee, the Trustee would be entitled to a contingent fee based on the amount by which the net value received for the shares of the Company's stock owned by the Partnership exceeds $25.00. If the value per share exceeds $25.00, the Trustee would receive a contingent fee of one quarter of one per cent of the net increase above $25.00 per share up to $30.00 per share, one third of one percent of the net increase above $30.00 per share and one half of one percent of the net increase in excess of $35.00 per share. For example, if the Partnership's stock in the Company were sold for $30.00 net proceeds per share, the Trustee would earn a contingent fee of approximately $71,240 (based on the 5,699,194 shares currently owned by the Partnership). If the stock were sold for $35.00 net proceeds per share, the Trustee's contingent fee would be approximately $166,227 (consisting of approximately $71,240 for the increment between $25 and $30 per share and approximately $94,987 for the increment between $30 and $35 per share). If the shares were sold for $40.00 per share, the Trustee's contingent fee would be approximately $308,707 (consisting of approximately $71,240 for the increment between $25 and $30 per share, approximately $94,987 for the increment between $30 and $35 per share, and approximately $142,480 for the increment between $35 and $40 per share). The net value per share will be calculated by subtracting all sales-related costs, including any fees payable to investment bankers or business brokers in connection with identifying and structuring the sale, or underwriting commissions paid to an underwriter in the event that the Trustee disposes of the stock in a registered offering. In the event stock is distributed in kind, the Trustee's contingent fee would be calculated based on the fair market value of the stock, determined by the average closing price of the stock for the five trading days immediately preceding the date of distribution of the stock. Attorneys' fees paid in connection with the transaction and with other obligations of the Partnership (including expenses relating to the solicitation of proxies for the Proposed Dissolution), and any fees and expenses paid to Sutherland's attorneys (including any fees and expenses awarded by any court in connection with litigation brought by or on behalf of limited partners)would not be subtracted. See "Interest of Certain Persons in the Solicitation -- The Mills Law Firm" and "Interest of Certain Persons in the Solicitation -- Smith, Katzenstein & Furlow LLP" and Exhibit A to this Proxy Statement.

       The Trustee will also be entitled to reimbursement for all expenses incurred on behalf of the Partnership in the performance of his duties, including expenses incurred in connection with the dissolution and liquidation of the Partnership and the identification, negotiation and implementation of any change of control transaction. The Trustee will be entitled to be indemnified for any loss or expense arising out of the performance by the Trustee of the Trustee's duties, except for any loss resulting from the gross negligence or willful misconduct of the Trustee. In the event the Trustee is sued or otherwise involved in any action, suit or proceeding arising out of the Trustee's service as the liquidating trustee, the Trustee will be entitled to have all litigation expenses, including attorneys' fees, paid by the Partnership in advance of the final disposition of the action, suit or proceeding, provided that the Trustee first furnishes the Partnership with an undertaking to repay such advances in the event that it is ultimately determined that the Trustee is not entitled to be indemnified by the Partnership for such expenses.

                           ABOUT THE SPECIAL COUNSEL

     Roberts, Isaf & Summers has agreed to serve, if selected by at least ten percent in interest of the limited partners, as Special Counsel for the purpose of providing the opinion of special counsel which must be approved by a majority in interest of the limited partners in order for the Proposed Dissolution to be implemented. See "Summary - Selection and Approval of Opinion of Special Counsel." A copy of the opinion of Roberts, Isaf & Summers is attached as Exhibit B to this proxy statement.

     Roberts, Isaf & Summers, founded in 1986, maintains offices at Suite 1100, 500 Northpark Town Center, 1100 Abernathy Road, N.E., Atlanta, Georgia 30328. The firm is engaged in a full-service, commercial practice, including practice areas in acquisitions and mergers, commercial real estate, securities and taxation. The firm's telephone number is (770) 551-9800.

     Roberts, Isaf & Summers owns no units of limited partnership interest in the Partnership and no shares of stock in the Company. Roberts, Isaf & Summers is being paid approximately $10,000 for rendering the opinion of Special Counsel. The fees and expenses of Roberts, Isaf & Summers are being advanced by Sutherland's attorneys, who will be reimbursed by the Partnership for such advancement if the Proposed Dissolution is approved. Roberts, Isaf & Summers has been employed in the past by The Mills Law Firm (one of the two law firms representing Sutherland) to provide legal services in connection with The Mills Law Firm's representation of limited partners of the Partnership, including the provision of an opinion of special counsel in connection with the request by certain limited partners for a meeting of the Partnership to vote on the initial public offering that was proposed by the general partner in August 1996 and subsequently withdrawn.

                INTEREST OF CERTAIN PERSONS IN THE SOLICITATION

CHARLENE E. SUTHERLAND

     Charlene E. Sutherland is a limited partner of the Partnership. She owns two quarter-units of limited partnership interest. She acquired one of her quarter-units in the Partnership's original offering of units, and she acquired her other quarter-unit in the secondary market. She is a certified financial planner and licensed tax practitioner in the State of California. Since January of 1990 she has been a registered representative and a principal of a major registered broker-dealer on an independent contractor basis. From 1986 to 1990, Sutherland was a registered representative with Integrated Resources Equity Corp., on an independent contractor basis. From 1979 to 1985, she was employed by Equitec Securities Corp., as a senior account executive.

     From 1990 to 1991, Sutherland served on the board of directors of the American Association of Limited Partners, a lobbying group that engaged in lobbying efforts in support of the Limited Partnership Rollup Reform Act of 1993. Between 1987 and 1990, Sutherland served as the producer and moderator of a local public-access-cable, non-commercial television show called Wealth Management, an informational show for investors.

     Sutherland's father-in-law, Judge Kenneth E. Sutherland (retired), owns one-quarter unit in the Partnership, and a number of her clients own in the aggregate another four and three-quarter units.

     As a limited partner, Sutherland had serious concerns about various actions taken by the general partner. She moved to intervene in litigation involving the Partnership and the general partner in the United States District Court for the Northern District of California, but that motion was denied. Subsequently, the lead plaintiff in that litigation, with Sutherland's agreement, moved to have Sutherland added to his complaint as a named plaintiff and a putative class representative, which motion has not yet been decided. See "Summary of Certain Pending Litigation -- United States District Court for the Northern District of California."

     In the event the Proposed Dissolution is approved, Sutherland will be treated no differently than any other limited partner with respect to distributions. However, if the Proposed Dissolution is approved, the out-of-pocket expenses incurred by The Mills Law Firm and Smith, Katzenstein & Furlow LLP on Sutherland's behalf in connection with the solicitation of proxies, including the fees and expenses of the Solicitation Agent, will be paid by the Partnership. If the Proposed Dissolution is not approved, neither Sutherland nor the Partnership will be obligated to reimburse the out-of-pocket expenses incurred by The Mills Law Firm and Smith, Katzenstein & Furlow LLP in connection with their assistance to Sutherland in the solicitation of proxies in favor of the Proposed Dissolution.

THE MILLS LAW FIRM

     The Mills Law Firm, together with Smith, Katzenstein & Furlow LLP, attorneys at law, represent Sutherland in connection with the solicitation of proxies pursuant to this Proxy Statement. The Mills Law Firm owns no units in the Partnership, and other than as described herein, has no interest in the Partnership or in the Proposed Dissolution.

     The Mills Law Firm, together with Smith, Katzenstein & Furlow LLP, represents certain limited partners in the Chancery Court litigation, which is a derivative action and a putative class action, and the District Court litigation, which is a putative class action. See "Summary of Pending Litigation."

     The Mills Law Firm, together with Smith, Katzenstein & Furlow LLP, have participated in the development of the Proposed Dissolution as a means of protecting the interests of the Partnership and its limited partners. The Mills Law Firm, together with Smith, Katzenstein & Furlow LLP, have advanced the costs and expenses of the preparation of this Proxy Statement and the solicitation of proxies by Sutherland, including the fees and expenses of the Solicitation Agent. In the event that the Proposed Dissolution is approved and implemented, The Mills Law Firm and Smith, Katzenstein & Furlow LLP will be entitled to be reimbursed by the Partnership for the out-of-pocket expenses advanced by them in connection with the solicitation of proxies by or on behalf of Sutherland. Such costs and expenses are estimated to be approximately $65,000 in the aggregate. The Partnership will also reimburse Sutherland's attorneys, if the Proposed Dissolution is approved, for advancing approximately $10,000 in fees and expenses charged by the Special Counsel for providing the opinion of Special Counsel.

     The Mills Law Firm and Smith, Katzenstein & Furlow LLP intend to petition the Delaware Chancery Court and the United States District Court for the Northern District of California for reasonable attorney's fees and expenses to compensate them for their efforts on behalf of limited partners. See "Summary of Certain Pending Litigation." Also, certain limited partners
have signed contingency fee agreements with The Mills Law Firm.   The
interests of The Mills Law Firm and Smith, Katzenstein & Furlow LLP in receiving attorney's fees as compensation for their efforts on behalf of limited partners give The Mills Law Firm and Smith, Katzenstein & Furlow LLP an incentive to cause the return the limited partners receive for their
investment in the Partnership to be increased as much as possible.   In
derivative and class actions, courts often, but not always, award attorney's fees in proportion to the benefit generated by the attorneys on behalf of the class or the investors in the corporation or partnership involved.
Similarly, the contingency fee agreements entered into with The Mills Law Firm by certain limited partners provide that the attorney's fees of The Mills Law Firm increase in proportion to the amount those limited partners receive in the liquidation of the Partnership.

     Although The Mills Law Firm believes that its efforts to date in the pending litigation will entitle the firm to an award of fees and expenses by one or both of the courts in which such litigation is pending, it is not possible to predict the amount of fees and expenses, if any, that a court may
ultimately award.   Fee awards vary significantly, and are often influenced
by such factors as the magnitude of the benefit achieved, the effort expended by counsel, the difficulty of the issues, and the stage of proceedings (e.g., whether the benefit was obtained through settlement or after trial on the merits). For example, in the Delaware Court of Chancery, fee awards in derivative and class actions have generally ranged from approximately 10% to approximately 25% of the value of the benefit achieved in the litigation, as determined by the court. Similarly, in the United States District Court for the Northern District of California, fee awards in derivative and class actions have generally fallen in the range of 25% to 35% of the value of the benefit achieved in the litigation, with some awards being significantly above this range. In cases of unusually large benefits in the range of $50 million to $100 million or more, the courts in the Northern District have tended to use percentages below or at the lower end of this range in determining fee awards.

     The Mills Law Firm's interest in receiving attorney's fees and costs gives the firm incentives to promote the adoption of the Proposed Dissolution. To the extent that the Proposed Dissolution increases the return to the Partnership or the limited partners, the benefit achieved as a result of the pending litigation may also be increased, which may result in a larger award of fees by the court(s). In addition, the amount that The Mills Law Firm will be entitled to under its contingency fee agreements will increase should the Proposed Dissolution increase the amount received in the liquidation of the Partnership by limited partners who are party to the contingency fee agreements.

     In the event the Proposed Dissolution is adopted, it is possible that the Trustee may retain The Mills Law Firm to perform legal services for the Partnership in connection with the dissolution and liquidation of the Partnership, including the negotiation and implementation of a change of
control transaction.   The Mills Law Firm has no understanding, arrangement
or agreement with the Trustee regarding any retention by the Trustee of The Mills Law Firm to perform any services on behalf of the Partnership in the event the Proposed Dissolution is adopted. Because implementation of the Proposed Dissolution and any consequent change of control transaction is expected to increase the fees that may be awarded in the pending litigation or received through The Mills Law Firm's contingency fee agreements, The Mills Law Firm does not intend to charge the Partnership or the Trustee for legal services in the event the Trustee retains The Mills Law Firm in connection with the dissolution and liquidation of the Partnership. However, The Mills Law Firm will expect reimbursement of any out-of-pocket expenses incurred by it on behalf of the Partnership or the Trustee. The amount of any such expenses cannot be estimated at this time.

     The Mills Law Firm is located at 300 Drake's Landing, Suite 155, Greenbrae, California 94904. Its telephone number is (415) 464-4770.

SMITH, KATZENSTEIN & FURLOW LLP

     Smith, Katzenstein & Furlow LLP ("SKF"), attorneys at law, together with The Mills Law Firm, represent Sutherland in connection with the solicitation of proxies pursuant to this Proxy Statement. SKF owns no units in the Partnership, and other than as described herein, has no interest in the Partnership or in the Proposed Dissolution.

     SKF, together with The Mills Law Firm, represents certain limited partners in the Chancery Court litigation and the District Court litigation. See "Summary of Pending Litigation."

     SKF's interests in the Proposed Dissolution are substantially the same as those of The Mills Law Firm, as described above. The Mills Law Firm and SKF have agreed to a formula for the allocation between them of any recovery of attorney's fees that may be obtained in connection with their efforts on behalf of limited partners in the Partnership, regardless of whether the fees are received through an award by the Chancery Court, through an award by the District Court, or through The Mills Law Firm's contingency fee agreements. The two firms have also agreed that any recovery of costs will be allocated between the two firms in proportion to the ratio of their total costs.

     In the event the Proposed Dissolution is adopted, it is possible that the Trustee may retain SKF to perform legal services for the Partnership in connection with the dissolution and liquidation of the Partnership, including
the negotiation and implementation of a change of control transaction.   SKF
has no understanding, arrangement or agreement with the Trustee regarding any retention by the Trustee of SKF to perform any services on behalf of the Partnership in the event the Proposed Dissolution is adopted. Because implementation of the Proposed Dissolution and any consequent change of control transaction is expected to increase the fees that may be awarded in the pending litigation or received as a result of The Mills Law Firm's contingency fee agreements, SKF does not intend to charge the Partnership or the Trustee for legal services in the event the Trustee retains SKF in connection with the dissolution and liquidation of the Partnership. However, SKF will expect reimbursement of any out-of-pocket expenses incurred by it on behalf of the Partnership or the Trustee. The amount of any such expenses cannot be estimated at this time.

     SKF is located at 800 Delaware Avenue, Suite 7000, Wilmington, Delaware 19801. Their telephone number is (302) 652-8400.

                     SUMMARY OF CERTAIN PENDING LITIGATION

DELAWARE COURT OF CHANCERY

     PROCEEDINGS IN DELAWARE

     Dr. Dwight E. Wininger, a limited partner, commenced on February 11, 1997 a class and derivative action on behalf of limited partners against the general partner and the persons controlling the general partner (the "First Delaware Lawsuit"). He amended his complaint in the First Delaware Lawsuit on June 11, 1997, and again on October 3, 1997. Gary T. Charlebois, a limited partner, became the second named plaintiff in the First Delaware Lawsuit when the Delaware complaint was amended on October 3, 1997.

     On September 24, 1997, the plaintiffs filed a motion for a preliminary
injunction against the GP Plan.   On October 23, 1997, the Delaware Chancery
Court granted the plaintiffs' motion for a preliminary injunction, and enjoined the defendants from implementing the GP Plan. The defendants appealed the preliminary injunction to the Delaware Supreme Court. On March 19, 1998, the Delaware Supreme Court affirmed the order of the Court of Chancery enjoining the GP Plan.

     Certain limited partners favoring the GP Plan moved to intervene in the First Delaware Lawsuit as defendants for the purpose of opposing the injunctive relief granted by the Court of Chancery. These limited partners also moved to disqualify The Mills Law Firm, one of the law firms representing Sutherland and plaintiffs Wininger and Charlebois. The grounds alleged for disqualification were that certain limited partners then or formerly represented by The Mills Law Firm favored the GP Plan and that there was thus a conflict of interest between those partners and the plaintiffs in
the First Delaware Lawsuit.   On April 27, 1998, the Chancery Court denied
the motion to disqualify and granted the motion to intervene as defendants.

     On June 2, 1998, the intervening limited partners filed a counter claim against the plaintiffs in the First Delaware Lawsuit. The counterclaim sought reconsideration of the injunction against the GP Plan, a declaration of the validity of the GP Plan, an order requiring the plaintiffs to post a $5,000,000 bond, damages for the injunction against the GP Plan, disqualification of The Mills Law Firm, and denial of the class certification of the action as pled by the plaintiffs. On August 19, 1998, the intervening limited partners stipulated to the dismissal of the counterclaim.

     On December 29, 1997, Dr. Wininger, one of the plaintiffs in the First Delaware Lawsuit, had commenced a second derivative action on behalf of the Partnership in the Delaware Court of Chancery (the "Second Delaware Lawsuit") in which he sought to invalidate stock options granted by the Company to
current and former officers and directors of the Company.   On or about June
3, 1998, the plaintiffs in the two actions in the Chancery Court moved to consolidate the two actions and for leave to file a consolidated third amended and supplemental class and derivative complaint (the "Third Amended Complaint"). Thereafter, the defendants advised counsel for the plaintiffs that defendants did not oppose the motion, and on June 23, 1998, the Chancery Court entered an order consolidating the two actions and granting leave to file the Third Amended

Complaint.   On July 20, 1998, the defendants moved to dismiss the Third
Amended Complaint. That motion has not yet been fully briefed.

     CLAIMS ASSERTED AGAINST THE DEFENDANTS

     The current central allegations of the plaintiffs in the Consolidated Delaware Lawsuit, which are denied by the defendants, are that:

     - The defendants have breached their fiduciary duties to the limited partners by failing to adequately market the Partnership's controlling interest in the Company as a block and to explore transactions which could realize a control premium for the Partnership, such as transactions involving a sale of the controlling interest to a single buyer.

     - The individual defendants -- Leonard Chill, Ralph Kenner, W. Wayne Freed, W. Gardner Wright, and Jon Beckman (collectively, "Management") -- have conflicts of interest. The members of Management own and control the general partner. Four of them also have executive positions with the Company which pay them substantial salaries, bonuses, and benefits, and the fifth receives $125,000 per year as a consultant to the Company. The First Delaware Lawsuit alleges that Management has incentives not to explore transactions which could involve a change of control of the Company and which could thereby realize a control premium for the Partnership, because such a transaction could cause the members of Management to lose their lucrative positions with the Company. The First Delaware Lawsuit also alleges that defendants Chill, Kenner, Freed, and Wright have fiduciary duties to the minority shareholders in the Company which actually or potentially conflict with their fiduciary duties to the limited partners.

     - The defendants breached their fiduciary duties to the limited partners by causing the Partnership to approve the granting of stock options to the members of Management and to other officers of the Company at an exercise price of $10.72 per share and to non-officer directors of the Company at an exercise price of $6.83 per share.

     - The defendants breached their fiduciary duties to the limited partners by causing the Company to grant defendants Chill, Kenner, Freed, and Wright employment agreements with lucrative "golden parachute" provisions which would entitle the four men to receive lump sum payments in excess of twice their annual salaries should they be terminated in connection with a change of control of the Company.

     - The defendants breached their fiduciary duties to the limited partners by attempting to sell all the Partnership's stock in the Company in a public offering in August 1996 prior to the announcement of significantly increased Company earnings. (This proposal was abandoned after over ten percent in interest of the limited partners requested a Partnership meeting to vote on the proposal.)

     - The defendants breached their fiduciary duties to the limited partners by conducting a public offering in November 1996 of newly-issued Company stock prior to an announcement of significantly increased Company earnings. (The First Delaware Lawsuit alleges that this public offering, because of its timing, unfairly diminished the value of the Partnership's stock in the Company.)

     RELIEF REQUESTED

     The principal remedies currently requested by the Consolidated Delaware Lawsuit are:

     -    Removal of the General Partner.

     -    Dissolution of the Partnership.

     - Appointment of a liquidating trustee charged with ensuring that the limited partners receive the highest possible return for their investment upon dissolution.

     - Invalidation of the defendants' stock options and of the"golden parachute" provisions of their employment agreements.

     - A declaratory judgment stating, among other things, that the defendants' fiduciary duties require them to obtain the highest possible return for the limited partners in the liquidation of the Partnership.

     - A declaratory judgment stating that the general partner has no right to receive more than 30 percent of the proceeds of the liquidation of the Partnership after the Priority Return is reached.

     - An injunction against the implementation by the board of directors of the Company of any measure that would impede a change of control transaction.

     -    Compensatory damages.

     -    An award of costs of suit, including attorney's fees and expenses.

UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF CALIFORNIA

     PROCEEDINGS IN CALIFORNIA

     Dr. Dwight E. Wininger, a limited partner, commenced on May 1, 1997, an action in the United States District Court for the Northern District of California (the "District Court") against the general partner and the persons controlling the general partner (the "California Lawsuit"). In its initial phase, the California Lawsuit alleged that the defendants violated the federal securities laws by advocating for the GP Plan, in advance of the dissemination of a proxy statement, in a letter dated March 21, 1997 and a press release dated June 9, 1997. On May 23, 1997, the plaintiff moved for a preliminary injunction to remedy these alleged violations.

     On August 4, 1997, the District Court issued an order which decided the May 23 motion for a preliminary injunction. The District Court ruled that the plaintiff demonstrated a likelihood of success on the merits on the California Lawsuit's claims that the defendants violated the federal securities laws in connection with their March 21 letter and their June 9 press release. The District Court's August 4 order stated that "Defendants made statements that are probably prohibited by SEC regulations." However, the District Court denied the May 23 motion for a preliminary injunction, ruling that the equities weighed against granting injunctive relief as of August 4.

     On August 19, 1997, the District Court appointed plaintiff Wininger as lead plaintiff and appointed The Mills Law Firm as class counsel, though the District Court stated that these appointments are subject to reconsideration at the time class certification is determined. On September 19, 1997, the lead plaintiff filed a motion for partial summary judgment that the defendants violated federal securities regulations in connection with their March 21 letter and their June 9 press release.

     On October 1, 1997, the lead plaintiff filed a motion for a temporary restraining order and a preliminary injunction to prohibit the defendants from implementing the GP Plan, holding the special meeting at which the GP Plan was to be voted on, or continuing to solicit proxies for the GP Plan.
On October 15, 1997, in the California Lawsuit, three limited partners, including Sutherland, with the aid of another law firm, filed a motion to intervene in the California Lawsuit and a motion for a temporary restraining order. The latter motion requested that the limited partners be given at least 120 days to call for a meeting of limited partners at which the GP Plan would have been required to receive, in order to be passed, approval by two-thirds in interest of the limited partners.

     On November 6, 1997, the District Court issued a temporary restraining order prohibiting the defendants from implementing the GP Plan, but did not enjoin the defendants from proceeding with the special meeting. The District Court found that the lead plaintiff had raised at least two serious questions. First, the District Court found that the lead plaintiff raised serious questions as to whether the defendants properly disclosed what the limited partners had to do in order to require the GP Plan to be approved by two-thirds in interest of the limited partners. Second, the District Court found that the lead plaintiff raised serious questions regarding whether the GP Plan is a "roll-up transaction" governed by the Limited Partnership Rollup Reform Act of 1993 ("the Rollup Reform Act"). The District Court noted that one of the requirements of the Rollup Reform Act is giving limited partners at least 60 days to vote on a proposed transaction, and that limited partners were given less than 60 days to decide how to vote on the GP Plan.

     In issuing a temporary restraining order, the District Court considered the papers filed by the three limited partners, including Sutherland, who moved to intervene in the California Lawsuit. On November 14, 1997, the parties stipulated that the lead plaintiff's complaint would be amended, effective as of December 5, 1997, to add claims relating to the proxy solicitations for the GP Plan.

     Certain limited partners favoring the GP Plan moved to intervene in the California Lawsuit for the purposes of opposing injunctive relief against the GP Plan. These limited partners also moved to disqualify The Mills Law Firm, one of the law firms representing Sutherland and plaintiff Wininger, based on
alleged conflicts of interest.   The grounds alleged for disqualification
were that certain limited partners then or previously represented by The Mills Law Firm favored the GP Plan and that there was thus a conflict of interest between those limited partners and plaintiff Wininger. The plaintiff moved for class certification on April 10, 1998.

     On May 28, 1998, the District Court denied the motions to intervene of both groups of limited partners who had sought to intervene (including the motion of the group that included Sutherland), denied the plaintiff's motion for a preliminary injunction as moot, ordered the defendants to file a motion to dismiss the remaining claims in the case by June 19, 1997, and denied the plaintiff's motion for class certification without prejudice to the motion being refiled if the motion to dismiss is denied. On May 29, 1997, the District Court gave notice of its tentative intent to deny the motion to disqualify The Mills Law Firm. On June 1, 1998, the District Court gave notice of its tentative intent to deny the plaintiff's motion for partial summary judgment.

     On June 19, 1998, the defendants moved to dismiss the California
Lawsuit, contending that the lawsuit is moot.   On July 17, 1998, the lead
plaintiff moved for leave of court to amend and supplement his complaint to add derivative claims for damages on behalf of the Partnership, to make certain other modifications relating to the relief requested, and to add Sutherland to the complaint as a named plaintiff and a putative class representative. On September 4, 1998, a hearing was held on both the defendants' motion to dismiss and the lead plaintiff's motion for leave to amend, and the District Court indicated that it intended to issue an order denying the defendants' motion to dismiss, granting the plaintiff's motion to amend (except that the Court may not permit Sutherland to be added as a plaintiff), denying the motion to disqualify The Mills Law Firm, and denying the plaintiff's motion for partial summary judgment.

     CLAIMS ASSERTED AGAINST THE DEFENDANTS

     The current central allegations of the plaintiff in the California Lawsuit, which are denied by the defendants, are that:

     - The defendants failed to adequately disclose to the limited partners in proxy solicitations the defendants' conflicts of interest.

     - The defendants failed to disclose that the Partnership could receive a control premium by engaging in a transaction involving a sale or other block transfer of its controlling interest in the Company.

     - The defendants falsely or misleadingly represented that, upon the liquidation and termination of the Partnership, after the Priority Return is reached, the general partner would be entitled to 100% of the profits of the Partnership until the ratio of the aggregate capital accounts of all partners reached 30% for the general partner and 70% for the limited partners. (The California Lawsuit alleges that the general partner has no right to receive 100% of the profits of the Partnership at any time and only has the right to receive 30% of the profits of the Partnership after the Priority Return is reached.)

     - The defendants violated the federal securities laws by making numerous false and misleading statements and failing to disclose many material facts (in addition to the alleged misrepresentations and nondisclosures described above) in the proxy solicitations they sent to limited partners in connection with the GP Plan.

     - The defendants violated the federal securities laws by advocating in favor of the GP Plan, prior to disseminating a proxy statement, in their March 21 letter and their June 9 press release.

     RELIEF REQUESTED

     The main remedies currently requested by the California Lawsuit are:

     - Damages for certain expenses charged to the Partnership in connection with the GP Plan.

     - An injunction against future violations of the securities laws by the defendants.

     - A declaratory judgment stating that the defendants have violated the federal securities laws.

     -    An award of costs of suit, including attorney's fees and expenses.


                  FINANCIAL INFORMATION ABOUT THE PARTNERSHIP

     Since its inception in 1986, the Partnership has conducted no business other than owning and voting its shares of common stock of the Company. The general partner has stated that because the Partnership has no independent operations or assets other than its investment in the Company, the Partnership's financial statements are substantially identical to those of the Company, with the exception of the publicly-owned minority interest in the Company and a debt due to the Company for expenses of the Partnership paid by the Company on behalf of the Partnership. Based on the annual and quarterly reports publicly filed by the Partnership, Sutherland believes that the amount of the Partnership's indebtedness to the Company is at present approximately $434,000.

     The Partnership has furnished financial statements for the fiscal year ended September 30, 1997 in its annual report on Form 10-K and interim financial information in its quarterly reports on Form 10-Q for the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998 filed with the Securities and Exchange Commission. Copies of the Partnership's annual report on Form 10-K for the fiscal year ended September 30, 1997 and Form 10-Q for the third quarter ended June 30, 1998 are attached as Exhibits C and D to this Proxy Statement. See also "Selected Financial Data Concerning the Partnership."

     Sutherland has not seen any financial records of the Partnership other than those made publicly available by the Partnership. Consequently, Sutherland makes no representation as to the accuracy of the financial information appearing in the Partnership's annual and quarterly reports attached as Exhibits C and D to this Proxy Statement.

                      WHERE YOU CAN FIND MORE INFORMATION

     The Partnership and the Company are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Partnership and the Company file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of these materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                                       /s/ Charlene E. Sutherland
                                       --------------------------
                                       Charlene E. Sutherland

                                   EXHIBIT A

                              PLAN OF DISSOLUTION

     For the purpose of dissolving and winding up and settling the affairs of Synthetics Industries, L.P. (the "Partnership"), a limited partnership organized and existing under the Delaware Revised Uniform Limited Partnership Act (the "Act") and pursuant to applicable provisions of the Act and the Partnership's Amended and Restated Limited Partnership Agreement dated as of November 11, 1986, including the Amendment to Amended and Restated Limited Partnership Agreement of Synthetic Industries L.P. dated as of November 11, 1986 (as so amended, the "Partnership Agreement"), a majority in interest of the limited partners of the Partnership adopt this Plan of Dissolution.

     1.   REMOVAL OF GENERAL PARTNER.

     Pursuant to Section 7(g)(i) of the Partnership Agreement, a majority in interest of limited partners having determined in their discretion that SI Management, L.P., the general partner of the Partnership, is not fully performing its powers, duties and obligations in the best interest of the Partnership and that it is otherwise in the best interest of the Partnership to do so, the general partner is hereby removed as general partner of the Partnership, such removal to be effective as of the Effective Date (as defined in Section 5). From and after the removal of the general partner, it shall cease to function as such.

     2.   DISSOLUTION.

     Pursuant to Section 11(a)(iii) of the Partnership Agreement, the Partnership shall, contingent upon the removal of the general partner, be dissolved, such dissolution to be effective as of the Effective Date.

     3.   APPOINTMENT OF LIQUIDATING TRUSTEE.

     Pursuant to Section 17-803(a) of the Act, and contingent upon the removal of the general partner, Charles B. Renfrew, having a business address at 710 Sansome Street, San Francisco, California 94111-1704, is hereby appointed as, and shall be, the liquidating trustee (the "Trustee") to wind up the business and affairs of the Partnership. The appointment of the Trustee shall be effective upon the later to occur of the Trustee's written acceptance of appointment or the Effective Date. Pursuant to Section 17-803(b) of the Act, the Trustee shall have the power and authority to wind up the business and affairs of the Partnership, and may, in the name of, and for and on behalf of, the Partnership, prosecute and defend suits, whether civil, criminal or administrative, gradually settle and close the Partnership's business, dispose of and convey the Partnership's property, discharge or make reasonable provision for the Partnership's liabilities, and in accordance with the provisions of the Partnership Agreement distribute to the partners of the Partnership any remaining assets of the Partnership. As provided in Section 17-803(b) of the Act, neither the appointment of the Trustee by the limited partners, the acceptance by the Trustee of the appointment as liquidating trustee, the Trustee's status as liquidating trustee, nor the performance by the Trustee of the Trustee's duties and responsibilities in connection with winding up the business and affairs of the Partnership shall affect the limited liability of limited partners or impose the liability of a general partner on the Trustee.

     4.   DISPOSITION OF PARTNERSHIP ASSETS BY TRUSTEE.

     In connection with the winding up of the business and affairs of the Partnership, the Trustee is authorized to dispose of the assets of the Partnership in such manner and pursuant to such transaction or transactions or series of related transactions as the Trustee in the Trustee's discretion determines will result in the highest return to the Partnership and the partners that the Trustee determines to be reasonably attainable. The Trustee shall, and by the Trustee's acceptance of the Trustee's appointment as Trustee, the Trustee agrees to, take the following actions:

     (a) As soon as practicable following the Effective Date, the Trustee shall seek to dispose of the common stock of Synthetic Industries, Inc., a Delaware corporation (the "Company"), owned by the Partnership in a transaction or series of transactions (whether related or unrelated) that will in the Trustee's judgment result in the realization by the Partnership of a price per share that reasonably reflects the going concern value of the Company (a "change of control transaction"). The Trustee is expressly authorized to exercise all voting rights of the stock of the Company held by the Partnership, and is further expressly authorized to hire, and shall hire, a qualified investment banking firm or similar financial institution or qualified business broker to assist the Trustee in identifying, structuring and consummating a change of control transaction.

     (b) As soon as practicable following the Effective Date, the Trustee shall take all action deemed by the Trustee to be reasonably necessary, appropriate or convenient for the purpose of enabling the Partnership to enter into one or more agreements providing for a change of control transaction.

     (c) If the Trustee enters into one or more agreements on behalf of the Partnership as contemplated by subsection (b) above, the Trustee shall take all action deemed by the Trustee to be reasonably necessary, appropriate or convenient for the purpose of causing the change of control transaction to be consummated as soon as reasonably practicable.

     (d) Any change of control transaction entered into by the Trustee on behalf of the Partnership, whether involving a sale of stock, exchange of stock, merger of the Partnership or the Company, or other transaction of a similar or different kind, shall provide that the consideration to be received by the Partnership in such transaction shall consist of cash, cash equivalents or marketable securities.

     (e) In the event that the Trustee determines in the exercise of the Trustee's good faith business judgment and after consultation with the investment banking firm or similar financial institution or business broker retained by the Trustee pursuant to Section 4(a) that a change of control transaction is not reasonably likely to be entered into or consummated, the Trustee shall liquidate such number of shares of common stock of the Company as may be necessary to discharge the obligations of the Partnership and (1) sell as soon as practicable the shares of common stock of the Company in a registered offering and distribute the net cash proceeds pro rata to the partners or (2) distribute as soon as practicable the remaining shares of common stock of the Company pro rata to the partners as their interests may appear. In the event the Trustee so distributes the Company's stock, the Trustee shall include with such distribution a notice cautioning limited partners that if a substantial number of limited partners immediately sell substantial amounts of the stock received by them, this could cause a decline in the market price of the stock. In deciding whether to sell the Company's stock in a registered offering or to distribute the stock to the limited partners, the Trustee shall select the option that, in the good faith business judgment of the Trustee, produces the highest return for the limited partners, and in doing so may consider all such factors as the Trustee in his sole discretion deems appropriate, which may include some or all of the following: (a) whether the return that could be received for the Company's stock in a public offering would likely be higher than, lower than, or equal to the market price of the Company's stock; (b) the impact that distribution of the Company's stock to the limited partners would likely have on the market price of the stock; (c) whether there would be any restrictions on the limited partners' ability to freely trade stock that is distributed to them;
(d) the condition of the stock market; (e) potential tax consequences to the Partnership and its partners; (f) the expenses likely to be associated with each of the two options; and (g) the views expressed, if any, by limited partners.

     (f) As soon as practicable following the removal of the general partner, the Trustee shall cause the Partnership to exercise its option to acquire the interest of the removed general partner pursuant to and in accordance with Section 7(g)(ii) of the Partnership Agreement, PROVIDED, HOWEVER, that if the Trustee shall in his sole discretion determine that under all of the circumstances considered by the Trustee it is not in the best interests of the Partnership to exercise such option, then the Trustee shall not cause the Partnership to exercise such option.

     (g) In making any determination, including but not limited to any determination that it is reasonably likely that a change of control transaction will occur, that it is reasonably likely that the Trustee will be able to enter into one or more agreements relating to a change of control transaction, that there is a reasonable likelihood that a change of control transaction can be consummated and whether it is in the best interests of the Partnership to exercise its option to acquire a part of the general partner's interest, the Trustee may rely in good faith on the opinion of any person, including any investment banking firm or similar financial institution or business broker retained by the Trustee pursuant to Section 4(a), any counsel retained by the Trustee, or any other person selected by the Trustee as to matters the Trustee reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Trustee.

     5.   EFFECTIVE DATE.

     This Plan of Dissolution shall become effective upon the approval of this Plan of Dissolution by limited partners holding a majority in interest of the Partnership's outstanding limited partnership interests (the "Effective Date"). The approval of a majority in interest of the limited partners may be given by written consent or by vote at a meeting of limited partners.

     6.   TIME FOR WINDING UP.

     The limited partners and the Trustee recognize that, although the Trustee will endeavor to identify, negotiate, enter into, and cause to be consummated a change of control transaction as soon as reasonably practicable, the time within which a change of control transaction can be effected, or a determination made that such a transaction is not reasonably likely to occur, cannot be predicted in light of possible changes in the economy in general or in the industry in which the Company engages, delays caused by litigation challenging the plan of dissolution or any change of control transaction, and other circumstances not within the control of the Trustee. Accordingly, the Trustee shall be obligated only to wind up the business and affairs of the Partnership within such period of time as the Trustee may in the exercise of the Trustee's business judgment determine is in the best interests of the Partnership and its partners as a whole.

     7.   COMPENSATION AND REIMBURSEMENT OF TRUSTEE.

     The Trustee shall be compensated out of the assets of the Partnership on the following basis.

     (a) The Trustee shall receive a flat fee of $75,000 payable in two installments of $25,000 and $50,000, respectively. The first installment of $25,000 shall be payable immediately upon the commencement of the Trustee's service as Trustee. The second installment of $50,000 shall be payable upon the completion of the winding up of the Partnership and the filing of a certificate of cancellation of the Partnership's certificate of limited partnership.

     (b) In addition to the $75,000 fee provided in paragraph 7(a) above, the Trustee shall be entitled to a contingent fee based on the amount by which the net value received for the shares of the Company's stock owned by the Partnership exceeds $25.00. If the value per share exceeds $25.00, the Trustee will receive a contingent fee of one quarter of one per cent of the net increase above $25.00 per share up to $30.00 per share, one third of one percent of the net increase above $30.00 per share and one half of one percent of the net increase in excess of $35.00 per share. By way of illustration, if the Partnership were to receive net consideration valued at $30.00 per share, the Trustee would earn a contingent fee of approximately $71,240 (based on the 5,699,194 shares currently owned by the Partnership). If the Partnership were to receive net consideration valued at $35.00 net proceeds per share, the Trustee's contingent fee would be approximately $166,227 (consisting of approximately $71,240 for the increment between $25 and $30 per share and approximately $94,987 for the increment between $30 and $35 per share). If the Partnership were to receive net consideration valued at $40.00 per share, the Trustee's contingent fee would be approximately $308,707 (consisting of approximately $71,240 for the increment between $25 and $30 per share, approximately $94,987 for the increment between $30 and $35 per share, and approximately $142,480 for the increment between $35 and $40 per share). The net value per share will be calculated by subtracting all sales-related costs, including any fees payable to investment bankers or business brokers in connection with identifying and structuring the sale, or underwriting commissions paid to an underwriter in the event that the Trustee disposes of the stock in a registered offering. In the event stock is distributed to partners in kind, the Trustee's contingent fee would be calculated based on the fair market value of the stock, determined by the average closing price of the stock for the five trading days immediately preceding the date of distribution of the stock. Attorneys' fees paid in connection with the transaction and with other obligations of the Partnership, and any fees and expenses paid to attorneys representing Charlene E. Sutherland (whether pursuant to Section 9 below or awarded by a court in connection with litigation brought by or on behalf of limited partners), would not be subtracted.

     (c) The Trustee shall be reimbursed out of the assets of the Partnership for all expenses incurred by the Trustee in the performance of the Trustee's duties or incurred on behalf of the Partnership in connection with any change of control transaction or other liquidation of Partnership assets. The Trustee shall look only to the assets of the Partnership for payment of the Trustee's compensation and for reimbursement of expenses. No partner shall have any personal liability for any compensation due to the Trustee or for any expenses for which the Trustee is entitled to be reimbursed.

     8.   INDEMNIFICATION OF TRUSTEE.

     The Trustee shall not be liable to the Partnership or any general partner, removed general partner or limited partner except for acts or omissions constituting gross negligence or willful misconduct. The Trustee shall be entitled to be indemnified out of the property of the Partnership to the fullest extent that a director of a corporation may be indemnified under
Section 145 of the General Corporation Law of the State of Delaware. The right to be indemnified shall include the right to payment of all litigation expenses, including attorney's fees and expenses, in advance of the final disposition of any action, suit or proceeding, provided that the Trustee first executes and delivers to the Partnership an undertaking to repay such advances in the event that it is ultimately determined that the Trustee is not entitled to be indemnified as authorized by this Section 8.

     9.   REIMBURSEMENT OF PROXY SOLICITATION EXPENSES

     If this Plan of Dissolution becomes effective, the Partnership shall reimburse whatever party or parties incur the costs connected with soliciting proxies to execute a written consent or to vote in favor of the Plan of Dissolution for costs and expenses actually incurred by or on behalf of them, including, without limitation, costs and expenses incurred by Charlene E. Sutherland or attorneys acting on her behalf.

                                  EXHIBIT B

                          OPINION OF SPECIAL COUNSEL





                                             , 1998
                          -------------------


Synthetic Industries, L.P.

Ladies and Gentlemen:

This opinion is being rendered to you in our capacity as Special Counsel selected by certain Limited Partners of Synthetic Industries, L.P. (the "Partnership") acting pursuant to paragraph 7(g) and 11(a) of the Amended and Restated Limited Partnership Agreement dated as of November 11, 1986 of Synthetic Industries, L.P. (the "Agreement"), as amended by the Amendment to Amended and Restated Limited Partnership Agreement dated May, 1987 (the "Amendment"), and with respect to the actions sought to be taken by the Limited Partners which require the opinion of counsel prescribed by paragraph 12(d) of the Agreement.

We have reviewed unsigned copies of the Agreement and the Amendment which were filed by the Partnership with the United States Securities and Exchange Commission (the "SEC") on August 8, 1997, as Exhibit 3.1 to Amendment No. 1 to Form S-4 Registration Statement of the Partnership. For purposes of this opinion, we have assumed, but have not independently verified, that the Agreement and the Amendment have been validly executed by the partners of the Partnership, that the Agreement and the Amendment remain in full force and effect, and that they have not been further amended. We have also assumed the authenticity of the Agreement and the Amendment and all other documents presented to us for our review and the conformity of all copies to the originals.

In rendering this opinion we have examined paragraphs 7(g), 11(a) and 12(d) of the Agreement and the Amendment. We have also examined the Proxy Statement to the Limited Partners of the Partnership by Charlene E. Sutherland dated _______________, 1998 (the "Proxy Statement").

For purposes of rendering this opinion, we have assumed that the Partnership is not doing business in any states other than the States of Delaware and Georgia. We understand that public filings made by the Partnership support this assumption.

In addition, we have examined certain certificates and other documents, and we have made such other inquiries with respect to matters of law and fact as we have deemed relevant as a basis for this opinion.

Our opinion is limited to the opinion that (i) the removal of the General Partner in accordance with paragraph 7(g) of the Agreement, (ii) the dissolution of the Partnership in accordance with paragraph 11(a)(iii) of the Agreement, (iii) the appointment of a liquidating trustee pursuant to Section 17-803(a) of the Delaware Revised Uniform Limited Partnership Act (the "Act") to carry out the winding up of the Partnership's business and affairs, and
(iv) the approval of a plan of dissolution for the Partnership pursuant to the Act (all of which are described in the Proxy Statement, and are collectively hereinafter referred to as the "Actions to be taken by Limited Partners"), and the authorization of the foregoing four matters by the written consent of the Limited Partners in accordance with Section 17-302(e) of the Act (the "Consent"), as well as the calling of a meeting of partners in accordance with paragraph 12(d) of the Agreement for the purpose of voting on the Actions to be taken by Limited Partners (hereinafter referred to as "the Calling of a Meeting"), should the Calling of a Meeting take place, will not have certain results.

Based upon the foregoing, it is our opinion that:

The Actions to be taken by Limited Partners and the Consent, or if it occurs the Calling of a Meeting, are consistent with the procedures set forth in the Agreement and the Act and are legal, such may be effected without subjecting any Limited Partner to liability as a general partner under the laws of the States of Delaware and Georgia, and such may be effected without changing the status of the Partnership for tax purposes. Of course, upon completion of the dissolution the Partnership will no longer exist for tax purposes.

Our opinion is rendered as of the date hereof and is expressly limited as stated. We assume no responsibility or obligation to withdraw or review our opinion or notify anyone if a change occurs. This opinion is solely for your benefit and for your use in connection with the transactions described in this opinion and may not be reproduced or quoted or otherwise referred to in any report or documents except to the extent necessary or appropriate to ensure compliance with paragraphs 7(g), 11(a) and 12(d) of the Agreement.

We understand that our opinion will be filed with the SEC as an exhibit to the Proxy Statement, and we consent to such filing and the inclusion of our opinion as an exhibit to the Proxy Statement.

We are members of the State Bar of Georgia and, in addition, have examined certain laws of the States of Delaware. We are not opining herein as to the laws of any jurisdictions other than the laws of the United States and the laws of the States of Georgia and Delaware. We render no opinion regarding compliance with federal or state securities laws.

Very truly yours,

ROBERTS, ISAF & SUMMERS
A Professional Corporation

                                  EXHIBIT C

  [Form 10-K for Synthetic Industries, L.P. for the fiscal year ending on
                             September 30, 1997.]

                         [Filed on December 29, 1997.]

                                  EXHIBIT D

   [Form 10-Q For Synthetic Industries, L.P. for the quarter ending on June 30,
                                   1998. ]

                          [Filed on August 14, 1998.]

As filed September 17, 1998

                                     PROXY

                             CHARLENE E. SUTHERLAND
                           4512 Bird of Paradise Lane
                              La Mesa, CA  91941
                            e-mail:  char@adnc.com

THIS PROXY IS BEING SOLICITED BY CHARLENE E. SUTHERLAND, A LIMITED PARTNER IN SYNTHETIC INDUSTRIES, L.P., A DELAWARE LIMITED PARTNERSHIP (THE
"PARTNERSHIP"). THIS PROXY IS NOT BEING SOLICITED BY THE GENERAL PARTNER OF THE PARTNERSHIP.

The undersigned hereby appoints Charlene E. Sutherland ("Sutherland") as proxy, with full power of substitution and resubstitution, and hereby authorizes Sutherland to represent and to express written consent by the undersigned, as designated below, with respect to the Proposed Dissolution. In the event that a meeting of limited partners of the Partnership is called for the purpose of voting on the Proposed Dissolution, this Proxy also appoints and authorizes Sutherland to represent and to vote, as designated below, at any such meeting. Capitalized terms used but not defined in this Proxy have the meanings given to them in the Proxy Statement to which this Proxy relates.

YOU MAY AUTHORIZE SUTHERLAND TO EXPRESS YOUR WRITTEN CONSENT TO OR AGAINST, OR TO VOTE IN FAVOR OF OR AGAINST, OR ABSTAIN FROM CONSENTING OR VOTING, WITH RESPECT TO THE PROPOSED DISSOLUTION OR EACH OF THE PROPOSALS COMPRISING THE PROPOSED DISSOLUTION. HOWEVER, THE ADOPTION OF EACH OF THE PROPOSALS COMPRISING THE PROPOSED DISSOLUTION IS CONDITIONED ON THE ADOPTION OF ALL OF THE PROPOSALS COMPRISING THE PROPOSED DISSOLUTION.

IN ORDER TO BE ADOPTED, ALL OF THE PROPOSALS COMPRISING THE PROPOSED DISSOLUTION MUST RECEIVE THE APPROVAL OF LIMITED PARTNERS HOLDING IN EXCESS OF 50% OF THE PARTNERSHIP'S OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST.

PLEASE MARK (a), (b), OR (c) UNDER SECTION (1) BELOW TO VOTE ON THE PROPOSED DISSOLUTION AS A WHOLE. IF YOU WISH TO VOTE SEPARATELY ON THE SIX INDIVIDUAL PROPOSALS COMPRISING THE PROPOSED DISSOLUTION, YOU MAY DO SO UNDER SECTION
(2) BELOW.

1.   PROPOSAL TO APPROVE THE PROPOSED DISSOLUTION

     (By marking (a) or (b) below, you can vote to adopt or reject collectively the six individual proposals comprising the Proposed
Dissolution.)

          a.     / / FOR approval of all of the Proposed Dissolution
          b.     / / AGAINST approval of all of the Proposed Dissolution
          c.     / / ABSTAIN from voting on the Proposed Dissolution or any part of the Proposed Dissolution

2.   INDIVIDUAL PROPOSALS COMPRISING THE PROPOSED DISSOLUTION

     PLEASE LEAVE THIS SECTION BLANK IF YOU MARK (a), (b), OR (c) IN SECTION (1) ABOVE. If you do not mark (a), (b), or (c) in section (1) above, you can vote separately on each of the six proposals comprising the Proposed Dissolution by marking the appropriate boxes below. PLEASE NOTE THAT NONE OF THE FOLLOWING PROPOSALS CAN BE ADOPTED ON ITS OWN. THE ADOPTION OF ANY OF THE PROPOSALS SET FORTH IN THIS SECTION (2) IS CONDITIONED ON THE ADOPTION OF ALL OF THE OTHER PROPOSALS SET FORTH IN THIS SECTION (2).

     i. Removal of SI Management, L.P. as the sole general partner of the Partnership.

          / /  FOR
          / /  AGAINST
          / /  ABSTAIN

     ii.  Dissolution of the Partnership.

          / /  FOR
          / /  AGAINST
          / /  ABSTAIN

     iii. Election of Judge Charles B. Renfrew (retired) as Liquidating Trustee.

          / /  FOR
          / /  AGAINST
          / /  ABSTAIN


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

     iv.  Approval of the Plan of Dissolution (Exhibit A to the Proxy
Statement).

          / /  FOR
          / /  AGAINST
          / /  ABSTAIN

     v. Selection of Roberts, Isaf & Summers as Special Counsel for purposes of the legal opinion required by Section 12(d) of the Partnership Agreement.

          / /  FOR
          / /  AGAINST
          / /  ABSTAIN

     vi. Approval of the opinion of Roberts, Isaf & Summers (Exhibit B to the Proxy Statement).

          / /  FOR
          / /  AGAINST
          / /  ABSTAIN

This Proxy, when properly executed and duly returned, will be used to execute a written consent of limited partners or, if applicable, voted, in the manner directed above by the undersigned limited partner.

IF NO DIRECTION IS MADE ON THIS PROXY, THIS PROXY WILL AUTHORIZE EXECUTION OF A WRITTEN CONSENT FOR ALL OF THE PROPOSED DISSOLUTION OR, IF VOTED AT A MEETING, WILL BE VOTED FOR ALL OF THE PROPOSED DISSOLUTION.

DATED:
       ---------------------  --------------------------------------
                              Signature
                              Name:
                              Title:


                              -------------------------------------
                              Signature (if held jointly)
                              Name:
                              Title:


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

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THE LABEL AFFIXED TO THIS PROXY. WHEN UNITS ARE HELD BY JOINT TENANTS, PLEASE MAKE SURE THAT THE PROXY IS SIGNED BY ALL THE JOINT TENANTS. WHEN SIGNING AS AN ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE OF SUCH. IF A CORPORATION, PLEASE SIGN BY NAME BY AUTHORIZED OFFICER. IF A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

Any limited partner desiring to return this proxy should deliver it to the Solicitation Agent at the following address:

                             GEORGESON & CO., INC.
                             WALL STREET PLAZA
                             NEW YORK, NY 10005

If you have any questions, please call the Solicitation Agent at (212)
440-9800.

                                 INSTRUCTIONS

     1. SIGNATURES OF REGISTERED HOLDERS. In order to be valid, each proxy must be signed by the registered Limited Partner or Limited Partners. The signature must correspond exactly with the name(s) as written on the label affixed to the proxy representing the Units without alteration. If Units are owned of record by two or more joint owners, all such owners must sign a single proxy in respect of such Units. If Units are registered in different names, it will be necessary to complete, sign and submit as many separate proxies as there are different registrations.

     If a proxy is to be signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary capacity, such person should so indicate when signing.

     2. DELIVERY. Delivery of a proxy to an address other than the address set forth on the proxy does not constitute a valid delivery. If a partnership meeting is called to vote on the Proposed Dissolution, only proxies received at such address on or prior to the meeting date will be valid. The method of delivery of a proxy is at the option and risk of the tendering limited partner. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to insure timely delivery.

     3. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for assistance or additional copies of the Proxy Statement or the proxy may be directed to Georgeson & Co., Inc., Wall Street Plaza, New York, NY 10005, telephone (212) 440-9800.




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